ANNUAL REPORT

2024

TiptreeInc.

Annual percentage change in share price of Tiptree Inc. vs. equity indices as of 12/31/24*:			
	Tiptree	Russell 2000	S&P 500
1 Year	**12.6%**	11.5%	25.0%
3 Year	**16.4%**	1.2%	8.9%
5 Year	**22.6%**	7.4%	14.5%
10 Year	**11.3%**	7.8%	13.1%
From Inception (June 2007)	**10.7%**	7.3%	10.3%

*Including dividends

To Our Fellow Shareholders:

2024 was another year of strong results as Tiptree Inc. ("Tiptree") continued to build upon its history of growth and profitability. Revenues increased by 23.9% to $2.043 billion for the year, and adjusted return on equity was up an impressive 22.9%. Tiptree's share price appreciation plus dividends produced a total return of 12.6% for the year, outpacing the Russell 2000 which was up 11.5%, but lagging the S&P 500's annual return of 25%. While we were pleased with last year's results, we are always more focused on our long-term performance. With this in mind, it is worth noting Tiptree's performance over three, five, and ten years (and since inception) outlined in the chart above. Throughout the year we continued our regular quarterly dividend of $0.06 per share, and paid an additional $0.25 per share in our first special dividend, for a total annual distribution of $0.49 per share.

Since founding Tiptree in 2007, management's objectives have remained unchanged: to allocate our shareholders' capital toward high-conviction investment opportunities for which we see significant, compounding, long-term value creation. Patience and discipline have been the hallmarks of our management style, and by minimizing the friction of fees and taxes, we believe greater shareholder value will be created when compared to more actively managed strategies. For the past 18 years management has invested in a broad range of businesses and assets, with a particular focus on:

- financial services, including insurance, specialty finance and asset management;
- "hard" assets across the real estate and commercial transportation sectors;
- and tradable securities, both equity and credit, particularly where we bring our expertise in understanding more complicated, distressed and special situations that may create challenges for others.

When allocating capital, we prioritize stable, predictable cashflows generated by scalable business models with experienced management teams. We seek to maintain a prudent capital structure and use debt strategically and sparingly. In addition to making new acquisitions or additional investments in our existing businesses, we also consider opportunistic share repurchases and dividends in our capital allocation decisions. Importantly, we are not just managers of Tiptree, we are significant owners as well; as of year-end, directors, officers, employees and related family trusts owned more than 34% of Tiptree. As we navigate our path forward in coming years, shareholders can have confidence that we will continue to operate Tiptree as their partners, and that our investment objectives which have worked well for the past 18 years will be carried forward unchanged into the future.

We have made many investments and have owned many businesses. While we are always long-term focused, the businesses we own today may not be the businesses we own tomorrow. Our current holdings consist of: The Fortegra Group, a specialty insurance business under the leadership of CEO Rick Kahlbaugh, which we have owned for 10 years; Tiptree Advisors, our asset management business overseen by CIO Mark Black, which we acquired 6 years ago; and our mortgage origination and servicing business, Reliance First Capital, led by CEO Hugh Miller, which we acquired 10 years ago. In addition, through Tiptree Capital, we invest opportunistically in a broad range of assets.

Turning to Fortegra, which has grown into our largest investment, the 2024 results are once again outstanding. For the year, the company achieved record premium and premium equivalent growth of 12%, and an adjusted return on equity of 29%. As we celebrate Fortegra's 10-year anniversary as part of Tiptree, we thought it would be worth highlighting this past decade of growth and stability in the charts below.

Highlights of Fortegra's results:

Year	Gross Written Premiums & Premium Equivalents[1]	Adjusted Net Income[1]	Combined Ratio[1]
2015	$755.0	$19.3	87.0%
2016	807.6	24.2	89.2
2017	844.9	25.9	92.3
2018	939.1	31.3	91.8
2019	1,090.2	32.8	92.3
2020	1,429.5	43.4	91.0
2021	1,935.8	66.8	90.3

[1] For a reconciliation to GAAP financials, see "Non-GAAP Measures" beginning on p. 70 of the attached Form 10-K. Combined ratio has been adjusted for impacts of purchase price accounting amortization for 2014-2017.

2022	2,263.1	83.8	90.4
2023	2,747.9	115.7	90.3
2024	3,068.2	157.0	90.0
Compound Annual Growth Rate	**16.9%**	**26.2%**	

Growth in Fortegra's investment portfolio:

Year	Insurance Investment Portfolio	Total Stockholders' Equity	Implied Investment leverage
2014	$186	$402	0.5x
2015	323	398	0.8x
2016	499	390	1.3x
2017	492	397	1.2x
2018	541	399	1.4x
2019	566	411	1.4x
2020	713	374	1.9x
2021	910	400	2.3x
2022	1,154	534	2.2x
2023	1,327	577	2.3x
2024	1,548	657	2.4x

Rick Kahlbaugh and his management team have done a tremendous job of building and diversifying Fortegra's business over the decade, while Mark Black and Tiptree Advisors have done an excellent job at shepherding the investment portfolio. The combination of disciplined insurance underwriting with prudent investment management has proven to be a truly beneficial coupling of our core strengths.

At Reliance, origination volumes remained stable, while the income and sustained market value of our retained servicing portfolio allowed the business to operate profitably in a challenging environment. As we have stated in the past, we maintain a positive outlook for Reliance's business with a view to continued profitability and the potential of consolidation within the industry. Over the years Reliance has proven to have valuable upside optionality; with mortgage interest rates now materially higher than just a few years ago, we feel this upside optionality has been reset for the future.

In conclusion, 2024 was a very good year with our businesses continuing their history of growth and profitability. We remain confident in the long-term outlook for the company and as we evolve, we will continue to stay committed to our well-established investment objectives. Once again, we credit our results to the experience and expertise of everyone within the Tiptree group of companies. We begin 2025 well positioned, and we could not be more excited about Tiptree's future.

We welcome any and all questions from our shareholders and look forward to speaking with you.

With best regards,

Michael Barnes   Jonathan Ilany
Executive Chairman   Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2024

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to

Commission File Number: 001-33549

Tiptree Inc.

(Exact name of Registrant as Specified in Its Charter)

Maryland	**38-3754322**
(State or Other Jurisdiction of Incorporation)	**(I.R.S. Employer Identification No.)**

660 Steamboat Road, 2nd Floor, Greenwich, Connecticut	**06830**
(Address of Principal Executive Offices)	**(Zip Code)**

(Registrant's telephone number, including area code) (212) 446-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
common stock, par value $0.001 per share	TIPT	NASDAQ Capital Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)   Yes ☐   No ☒

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was approximately $405,201,906, based upon the closing sales price of $16.49 per share as reported on the Nasdaq Capital Market. For purposes of this calculation, all of the registrant's directors and executive officers were deemed to be affiliates of the registrant.

As of February 23, 2025, there were 37,259,169 shares, par value $0.001, of the registrant's common stock outstanding.

Documents Incorporated by Reference

Certain information in the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission relating to the registrant's 2025 Annual Meeting of Stockholders is incorporated by reference into Part III.

TIPTREE INC.
Annual Report on Form 10-K
December 31, 2024
Table of Contents

PART I

Forward-Looking Statements

Except for the historical information included and incorporated by reference in this Annual Report on Form 10-K, the information included and incorporated by reference herein are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations and our strategic plans and objectives. When we use words such as "anticipate," "believe," "estimate," "expect," "intend," "seek," "may," "might," "plan," "project," "should," "target," "will," or similar expressions, we intend to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those described in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in our other public filings with the SEC.

The factors described herein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could affect our forward-looking statements. Consequently, our actual performance could be materially different from the results described or anticipated by our forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by the applicable law, we undertake no obligation to update any forward-looking statements.

Market and Industry Data

This Annual Report on Form 10-K includes certain market and industry data and statistics, which are based on publicly available information, industry publications and surveys, reports by market research firms and our own estimates based on our management's knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. In addition, certain information contained in this Form 10-K, including information relating to the proportion of new opportunities we pursue, represents management estimates. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements and Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully in Item 1A. Risk Factors herein. These risks include, but are not limited to, the following:

- A portion of our assets are illiquid or have limited liquidity, which may limit our ability to sell those assets at favorable prices or at all and creates uncertainty in connection with valuing such assets.
- We operate in highly competitive markets for business opportunities and personnel, which could impede our growth and negatively impact our results of operations.
- The amount of statutory capital and reserve requirements applicable to our insurance subsidiaries can increase due to factors outside of our control.
- Our insurance subsidiaries' actual claims losses may exceed their reserves for claims, which may require them to establish additional reserves.
- Performance of our insurance subsidiaries' investment portfolio is subject to a variety of investment risks.
- Our insurance subsidiaries could be forced to sell investments to meet their liquidity requirements.
- We may need to raise additional capital in the future or may need to refinance existing indebtedness, but there is no assurance that such capital will be available on a timely basis, on acceptable terms or at all.
- Cybersecurity attacks or information system failures could disrupt our businesses, including our insurance businesses.
- Third-party vendors our insurance subsidiaries rely upon to provide certain business and administrative services on their behalf may not perform as anticipated. These include independent financial institutions, lenders, distribution partners, agents, brokers and retailers for distribution of its products and services, and the loss of these distribution sources, or their failure to sell our insurance business's products and services could be adverse.
- A downgrade in our insurance subsidiaries' claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
- If market conditions cause reinsurance to be more costly or unavailable, our insurance subsidiaries may be required to bear increased risks or reduce the level of their underwriting commitments.
- Our insurance subsidiaries may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.
- New lines of business, new products and services or new geographic markets may subject our insurance subsidiaries to additional risks.
- The effects of emerging claim and coverage issues on our insurance subsidiaries' business are uncertain.
- Our insurance subsidiaries' international operations expose them to investment, political and economic risks, including foreign currency and credit risk.
- Our insurance subsidiaries' continued growth depends partly on the continued growth of their business's customer base.
- Our results of operations have in the past varied quarterly and may not be indicative of our long-term prospects.
- Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our insurance subsidiaries' growth and profitability.
- Our business's risk management policies and procedures may prove to be ineffective and leave them exposed to unidentified or unanticipated risk.
- Our insurance subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under their indebtedness, which may not be successful.
- Restrictive covenants in the agreements governing our insurance subsidiaries' indebtedness may restrict their ability to pursue their business strategies.
- Retentions in various lines of business and catastrophic events expose our insurance subsidiaries to potential losses.
- The exit of the United Kingdom from the European Union could adversely affect our insurance subsidiaries' business.
- Due to the structure of some of our insurance business's commissions, it is exposed to risks related to the creditworthiness of some of its independent agents and program partners.
- Our insurance subsidiaries may act based on inaccurate or incomplete information regarding the accounts they underwrite.

- The insurance industry is cyclical in nature, competition is intense and our insurance business may lose clients or business as a result of consolidation within the financial services industry or otherwise.

- Any failure to establish, maintain, protect or enforce our insurance subsidiaries' intellectual property rights could impair their intellectual property, technology platform and brand. In addition, they may be sued for alleged infringement, misappropriation or other violation of their proprietary rights.

- Our businesses employ third-party licensed software, and the inability to maintain these licenses, errors in the software they license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect their business.

- Some of our investments are made jointly with other persons or entities, which may limit our flexibility with respect to such jointly owned investments.

- Our mortgage business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our mortgage business.

- Our mortgage business is highly dependent upon programs administered by GSEs to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our mortgage business, financial condition and results of operations.

- We may be unable to obtain sufficient capital to meet the financing requirements of our mortgage business.

- In our mortgage business, we may sustain losses and/or be required to indemnify or repurchase loans we originated, or will originate, if, among other things, our loans fail to meet certain criteria or characteristics.

- We may be limited in the future in utilizing net operating losses incurred during prior periods to offset taxable income.

- We may leverage certain of our assets and a decline in the fair value of such assets may adversely affect our financial condition and results of operations.

- Certain of our and our subsidiaries' assets are subject to credit risk, market risk, interest rate risk, credit spread risk, call and redemption risk and refinancing risk, and any one of these risks may materially and adversely affect the value of our assets, our results of operations and our financial condition.

- Our risk mitigation or hedging strategies could result in our experiencing significant losses.

- The values we record for certain investments and liabilities are based on estimates of fair value made by our management, which may cause our operating results to fluctuate and may not be indicative of the value we can realize on a sale.

- The accounting rules applicable to certain of our transactions are highly complex and require the application of significant judgment and assumptions by our management. In addition, changes in accounting interpretations or assumptions could impact our financial statements.

- Because we are a holding company, our ability to meet our obligations and pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.

- Some provisions of our charter may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

- Maryland takeover statutes may prevent a change of our control, which could depress our stock price.

- Our holding company structure with multiple lines of business, may adversely impact the market price of our common stock and our ability to raise equity and debt capital.

- Maintenance of our 1940 Act exemption imposes limits on our operations.

- Increasing regulatory focus on privacy issues and expanding laws could affect our various subsidiaries' business models and expose them to increased liability.

- Our insurance subsidiaries could be adversely affected if their controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

- Our businesses are subject to risks related to litigation and regulatory actions, including increased compliance costs.

- Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions.

- We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

- Assessments and premium surcharges for state guaranty funds, secondary-injury funds, residual market programs and other mandatory pooling arrangements may reduce our insurance subsidiaries' profitability.

- Operation of dry bulk vessels and product tankers is subject to complex laws and regulations, including environmental laws and regulations that, if any of our vessel owner subsidiaries are found guilty of violation, can result in substantial fines and costs to the Company.

Note to Reader

In reading this Annual Report on Form 10-K, references to:

"1940 Act" means the Investment Company Act of 1940, as amended.
"2017 Notes" means our insurance subsidiaries' 8.50% Fixed Rate Resetting Junior Subordinated Notes due in October 2057.
"2024 Notes" means our insurance subsidiaries' 9.25% Fixed Rate Resetting Junior Subordinated Notes due in November 2064.
"A.M. Best" means A.M. Best Company, Inc.
"CAGR" means compound annual growth rate.
"CFPB" means the Consumer Financial Protection Bureau.
"Code" means the Internal Revenue Code of 1986, as amended.
"Common Stock" or "Common Shares" means Tiptree's common stock $0.001 par value per share.
"Dodd-Frank Act" means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
"E&S" means excess and surplus.
"EBITDA" means earnings before interest, taxes, depreciation and amortization.
"EBITDAR" means earnings before interest, taxes, depreciation and amortization, and restructuring or rent costs.
"EU" means European Union.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"Fannie Mae" means Federal National Mortgage Association.
"Fortegra" or "The Fortegra Group" means The Fortegra Group, LLC and its subsidiaries prior to June 21, 2022 and The Fortegra Group, Inc. on or after June 21, 2022.
"Fortegra Additional Warrants" means the additional warrants issued to Warburg and Tiptree Holdings to acquire Fortegra Common Stock.
"Fortegra Additional Warrants (Warburg)" means the Fortegra Additional Warrants issued to Warburg.
"Fortegra Common Stock" means the common stock of Fortegra.
"Fortegra Credit Agreement" means the Second Amended and Restated Credit Agreement dated as of October 21, 2022 by and among The Fortegra Group, Inc., Fortegra Financial and Lots Intermediate Co., as borrowers, Fifth Third Bank, N.A., as administrative agent and issuing lender.
"Fortegra Financial" means Fortegra Financial Corporation.
"Fortegra Plan" means the 2022 Equity Incentive Plan of Fortegra.
"Fortegra Preferred Stock" means the 5,333,333 shares of Series A Preferred Stock of Fortegra issued to Warburg.
"Fortegra Warrants" means the warrants to purchase shares of Fortegra Common Stock.
"Freddie Mac" means Federal Home Loan Mortgage Corporation.
"GAAP" means U.S. generally accepted accounting principles.
"Ginnie Mae" means Government National Mortgage Association.
"GSE" means government-sponsored enterprise.
"GWPPE" means gross written premium and premium equivalents.
"Invesque" means Invesque Inc.
"ITC" means ITC Compliance GRP Limited.
"KBRA" means Kroll Bond Rating Agency, LLC.
"Luxury" means Luxury Mortgage Corp.
"MGAs" means managing general agents.
"NAIC" means the National Association of Insurance Commissioners.
"NCI" means non-controlling interests.
"Notes" means the 2017 Notes and the 2024 Notes.
"Premia" means Premia Solutions Limited.
"Reliance" means Reliance First Capital, LLC.
"ROAE" means return on average equity.
"SEC" means the U.S. Securities and Exchange Commission.
"Securities Act" means the Securities Act of 1933, as amended.
"SOFR" means the Secured Overnight Financing Rate.
"Tiptree", the "Company", "we", "its", "us" and "our" means, unless otherwise indicated by the context, Tiptree Inc. and its consolidated subsidiaries.
"Tiptree Advisors" means collectively: Tiptree Advisors Holdings, L.P., Tiptree Advisors, LLC, Tiptree GP Holdings, LLC and Tiptree Holdings GP, LLC.
"Tiptree Credit Agreement" means the Credit Agreement, dated as of February 7, 2025, among Tiptree, Tiptree Holdings, the lenders party thereto from time to time and Fortress Credit Corp., as administrative agent, collateral agent and lead arranger.
"Tiptree Holdings" means Tiptree Holdings LLC.

"Transition Services Agreement" means the Amended and Restated Transition Services Agreement between Tiptree Advisors and Tiptree Inc., effective as of January 1, 2019.

"VSC" means vehicle service contracts.

"Warburg" means WP Falcon Aggregator, L.P., a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC.

"WP Transaction" means the $200 million strategic investment in Fortegra by Warburg.

Item 1. Business

OVERVIEW

Our Business

At Tiptree, our mission is to build long-term value by allocating capital to select small and middle market companies across industries. We have a significant track record investing in the insurance and credit-related financial sectors. With proprietary access and a flexible capital base, we seek to uncover compelling investment opportunities and support management teams in unlocking the full value potential of their businesses. This investment philosophy, executed by our experienced leadership, is our hallmark and has delivered consistent risk-adjusted returns to our stockholders since 2007.

We categorize our businesses into: Insurance and Tiptree Capital.

Insurance: Our Insurance segment consists of Fortegra, which is a growing, consistently profitable, and multinational specialty insurance company focused on underwriting complex and niche risks in underserved markets. Founded in 1978, the business has a long-standing track record of disciplined and stable underwriting results while generating strong growth and attractive returns on capital. Fortegra is an underwriting-focused company, with deep expertise within the admitted and E&S insurance lines and capital light fee-based services markets. It targets moderate risk limits and utilizes a sophisticated reinsurance strategy to reduce volatility and protect its capital. The business differentiates itself through its go-to-market strategy, expertise in customized underwriting solutions and the value-added services offered to its distribution partners.

Tiptree Capital: We own a diversified group of businesses and investments that are owned and managed separately as Tiptree Capital, which include our Mortgage segment operations. We manage Tiptree Capital with a long-term focus, balancing current cash flow and long-term value appreciation. Today, Tiptree Capital consists primarily of our mortgage operations and principal investments.

Our Operating Principles

We acquire controlling interests and invest in businesses that we believe (i) operate in industries with long-term macroeconomic growth opportunities, (ii) have positive and stable cash flows, (iii) offer scalable business models with embedded optionality, and (iv) have strong management teams. We believe that our patient capital approach and long-term outlook enhances the ability for our businesses to grow earnings and cash flows across market cycles.

Underwrite to a Profit. Our principal strategic objective is to continue expanding Fortegra's operations, particularly the specialty insurance and service contract businesses. Our highest priority is to maintain strong underwriting practices, with attention paid to the insurance disciplines of pricing, underwriting and claims management.

Invest for Long-term Returns. Our financial goals are to generate consistent and growing earnings and cash flow, and to enhance stockholder value as measured by growth in stock price plus dividends paid. We manage Tiptree with a long-term perspective, balancing cash-flowing investments with opportunities for capital appreciation. We focus on targeting investment returns that have a combination of current earnings and long-term capital appreciation, understanding that temporary accounting gains and losses may vary significantly from one period to the next.

Think Like Owners. Efficient deployment of capital is our top priority. We aim to find the best use of capital to create long-term value for our stockholders. We hope to achieve this through a combination of investments in our existing businesses, select acquisitions and monetization opportunities, opportunistic share repurchases and paying a consistent dividend. As of December 31, 2024, directors, officers, employees and related trusts owned 34% of the Company.

As of December 31, 2024, Tiptree and its consolidated subsidiaries had 1,496 employees, 18 of whom were at our corporate headquarters. Corporate employees are responsible for overall strategy, capital allocation and investment decisions, as well as public company reporting and compliance.

Our businesses are subject to regulation as described below. The 1940 Act may limit the types and nature of businesses that we engage in and assets that we may acquire. See "Risk Factors-Risks Related to Regulatory and Legal Matters-Maintenance of our 1940 Act exemption will impose limits on our operations."

Insurance

Fortegra is a growing multinational specialty insurance company focused on underwriting complex and niche risks in underserved markets. Founded in 1978, the business has a long-standing track record of disciplined and stable underwriting results while generating strong growth and attractive returns on capital. Fortegra is an underwriting-focused company, with deep expertise within the admitted and E&S insurance lines and capital light fee-based services markets. It targets moderate risk limits and utilizes a sophisticated reinsurance strategy to reduce volatility and protect its capital. The business differentiates itself through its go-to-market strategy, expertise in customized underwriting solutions and the value-added services offered to its distribution partners. Fortegra's financial success is demonstrated through its GWPPE CAGR of 23%, average combined ratio of 91%, average ROAE of 17% and average adjusted ROAE of 22%, each measured since January 1, 2019 through December 31, 2024.

Fortegra's balanced business mix allows it to opportunistically allocate capital as market conditions change and utilize the cash flows generated through capital light, fee-based businesses to partially fund the growth capital required across its insurance businesses. Fortegra has proven its ability to opportunistically take advantage of market dynamics throughout its history, and remains well positioned to benefit from an increasingly complex world, leading to secular growth in the specialty P&C market.

Fortegra underwrites specialty programs which are distributed primarily through MGAs, retail agents and other distributors, collectively referred to as distribution partners. We believe this agent-centric specialty focus provides Fortegra with a competitive advantage and enables them to provide distribution partners with value-added services to improve their underwriting and operating performance, driving high agent retention. We believe this "one-to-many" distribution model is more efficient for the types of specialty risks Fortegra underwrites and allows the business to leverage its agents' specialization in a particular market as well as their extensive retail network. To align economic interests, distribution partners receive variable forms of commission based on underwriting performance which supports the consistency and stability of Fortegra's underwriting results. We believe this agent-centric distribution model is positioned for success given the continued growth of MGAs as a distribution channel and the differentiated approach Fortegra takes in this market.

Our Insurance Products and Services

Business and Product Mix by Gross Written Premiums and Premium Equivalents

($ in thousands)	For the Year Ended December 31,					
	2024		2023		2022	
Property and short-tail	$	845,721	$	548,984	$	263,933
Contractual liability		347,510		396,861		351,869
General liability		389,162		353,011		305,325
Alternative risks		362,153		330,171		363,362
Professional liability		276,390		232,944		82,340
Europe		163,292		141,208		125,150
Commercial lines	$	2,384,228	$	2,003,179	$	1,491,979
Personal lines	$	335,236	$	382,397	$	397,423
Insurance	$	2,719,464	$	2,385,576	$	1,889,402
Auto and consumer goods warranty		303,195		302,746		318,550
Other services		45,540		59,532		55,176
Services	$	348,735	$	362,278	$	373,726
Total	$	3,068,199	$	2,747,854	$	2,263,128

Insurance: Includes lines of business that pertain to coverages written or reinsured, on an admitted or E&S basis, through one of Fortegra's licensed and regulated insurance entities. Insurance lines of business are further presented as those providing benefits to commercial entities, and those which provide personal coverage benefits to end-consumers. Additionally, Fortegra's European lines of business includes auto and consumer goods warranty products, as they are regulated insurance products in their locally-issued countries. Fortegra gives limited delegated underwriting authority to its distribution partners, allowing them authority to quote, bind and issue policies within specifically agreed-upon underwriting guidelines. Fortegra's distribution partners do not establish the policy pricing and terms or place reinsurance on its behalf and in most instances do not manage claims on its behalf. To align economic interests in both commercial and personal lines of business, distribution partners receive variable forms of commission based on underlying losses and underwriting performance, which supports the consistency and stability of Fortegra's underwriting results.

- **Commercial:** Through Fortegra's network of partner MGAs, wholesale agents, retail agents, and brokers, bespoke admitted and E&S coverages are cultivated, ultimately benefiting commercial insureds. The business offers general liability, professional liability, property and other short-tail coverages, contractual liability protection, and alternative risks products. Fortegra continues to experience favorable trends in the E&S market in the U.S. while broadening its reach globally, including throughout Europe. The E&S insurance business launched in 2020 and has grown to more than $1,164.5 million of GWPPE for the year ended December 31, 2024. By scaling operations to support international growth, Fortegra is able to capitalize on commonalities across geographies and leverage its shared service platform to drive cost efficiencies. Primarily, the following products are offered:

– **General Liability**, including but not limited to, general and occurrence-basis other liability; commercial multi-peril liability;

– **Professional Liability**, including but not limited to, professional and claims-made other liability; miscellaneous errors & omissions; cyber liability;

– **Property and Other Short-Tail**, including but not limited to, commercial auto physical damage; commercial property; earthquake; homeowners; and inland marine;

– **Contractual Liability Protection ("CLIP")**, within portions of auto & consumer goods warranty lines, an embedded CLIP is provided. In these cases, the issuing party separately buys an insurance policy, called a "contractual liability insurance policy" CLIP from an insurance company to insure the financial obligations assumed by the issuing company;

– **Alternative Risks**, including credit insurance products designed to offer lenders protection from events that limit a borrower's ability to make payments on outstanding loan balances. Collateral protection products are designed to primarily protect the commercial entity from losses to collateral pledged to secure a loan. In most instances, these products offer lenders the option to protect collateral from a comprehensive loss due to fire, wind, flood and theft. Additionally, if the collateral is an automobile, the coverage protects against collision losses.

• **Personal:** In addition to commercial products, Fortegra's distribution partners offer a range of products which insure consumers, including credit protection surrounding loan payments. These products offer consumers the option to protect loan balance repayment in the event of death, involuntary unemployment or disability. Additionally, while the business has strategically and intentionally de-emphasized non-standard auto coverage, it offers these products on a limited basis through select partners.

Services: Includes lines of business that generate service fees and other sources of income through non-insurance services entities. Services lines of business are further presented as those servicing auto warranty contracts and all other services. To align economic interests with partners and reduce the volatility of underwriting results related to various auto warranty, consumer warranty and motor club administration products, distribution partners receive variable forms of commission based on underlying losses and overall program performance. A substantial portion of underwriting risk is typically ceded via third-party captive reinsurance arrangements.

• **Auto & Consumer Warranty:** Through Fortegra's network of partner MGAs, wholesale agents, retail agents, brokers, and mobile device retailers, many of which also distribute insurance products, the business provides various auto warranty programs (including but not limited to, vehicle service contracts, GAP, and other ancillary products), and consumer goods warranty programs (including but not limited to, mobile devices, consumer electronics, appliances, furniture, etc.). Within auto & consumer warranty, service fee income is earned for providing any combination of administrator and/or obligor services, both within the U.S. and Europe.

• **Other Services:** Fortegra administers multiple forms of motor clubs marketed by distribution partners, which are complementary to, and typically embedded within, other insurance or services programs. As part of its European operations, Fortegra provides regulatory support and compliance services to the retail automotive sector in the U.K. Included in Fortegra's vertically integrated insurance and services offerings, the business generates additional sources of fee income through value-add services, including but not limited to, premium or warranty contract financing, lead generation support, and business process outsourcing.

Our Insurance Competitive Strengths

We believe that Fortegra's competitive strengths include:

Highly diversified and complementary business mix with a focus on underserved specialty insurance markets requiring distinct industry expertise. Fortegra has a highly diverse set of specialty programs, focused on classes of business where its underwriters have extensive experience. The focus on programs that we believe are frequently underserved in the market provides Fortegra a distinct competitive advantage. For example, Fortegra often targets smaller limit lines of business that it believes has significant growth potential but have been overlooked by traditional insurance carriers. Its dedicated underwriters have specific expertise in their given specialty markets, and will only enter a new market segment after extensive analysis and assessment.

Track record of profitable growth driven by disciplined strategic actions. Fortegra delivered GWPPE CAGR of 23%, net income CAGR of 38% and an adjusted net income CAGR of 37%, each measured from January 1, 2019 through December 31, 2024, while increasing its return on equity over that time, highlighted by its 2024 ROAE of 26% and adjusted ROAE of 29%. The business targets and hires underwriters with strong reputations in their areas of expertise and empowers them to source specialty programs from their proprietary networks. Once onboarded, Fortegra's platform is dedicated to improving its agents' performance through aligned incentives, underwriting and structural expertise, technology and data analytics, and ancillary services (e.g. claims). The platform has expanded into new lines of business and geographies, all while maintaining a disciplined approach to risk selection. Growth has been supported by multiple industry tailwinds in recent years, including the continued trend of insurance distribution through MGAs, the secular migration of risks into the U.S. E&S market, the need for reliable carrier capacity as traditional insurance carriers, reinsurance providers and alternative capital solutions have experienced dislocation and the persistent U.S. P&C insurance hard-market environment.

Stable and highly predictable underwriting results driven by differentiated expertise, rigorous data driven approach to risk selection and a fully aligned distribution network. Fortegra has a long-standing track record of consistent underwriting results that have experienced limited volatility, which is the result of a deliberate organizational design. Its underwriting track record is demonstrated through its average combined ratio of 90.7% from 2019 through the year ended December 31, 2024. The business takes a disciplined approach to program selection, due diligence, pricing and structuring led by long-tenured, specialty insurance underwriting and actuarial experts, with active input from compliance, information technology and legal teams. Fortegra generally does not write commoditized, longer-tail classes of business which can experience periods of volatility such as workers compensation or commercial auto. The stability of its financial results is also driven by an intense data driven underwriting approach, which is enhanced by AI and machine learning to constantly refine pricing and risk appetite. Lastly, Fortegra's selected group of distribution partners are fully aligned as a result of variable commission structures which support the consistency and stability of underwriting results.

Agent-centric and highly efficient operating platform driven by scalable and proprietary data, analytics and technology stack. Fortegra complements underwriting expertise with robust technology platforms supported by highly trained data science and engineering teams to improve the scale and profitability of its programs. The platform allows the business to launch new programs and grow premiums without significant incremental upfront expenses. Fortegra's technology delivers low-cost, automated administrative services to partners, enabling the business to automate core business processes, reduce operating costs, increase operating efficiency and secure high agent retention, highlighted by Fortegra's five year annual average agent retention of greater than 95%. Fortegra uses the data collected to quickly analyze claims, which feeds into underwriting and actuarial teams and their decision making. Data and technology capabilities are used to monitor existing program performance, implement necessary underwriting action and if appropriate, exit programs which do not meet Fortegra's underwriting standards. We believe that Fortegra's technology platform provides an advantage in partnering with and delivering value-added capabilities to its distribution network.

Dynamic capital allocator with a sophisticated reinsurance program to optimize risk and return while maintaining a conservative financial profile. Fortegra actively manages its capital to ensure disciplined, profitable growth across cycles. Its complementary business mix allows the business to pivot rapidly as market conditions change. The business mix is intentionally designed to have a balance of risk-bearing and capital light, fee-based earnings, which we believe provides a significant diversification benefit and allows us to allocate our capital and focus as market conditions change. Additionally, the diverse business mix enables Fortegra to use the cash flows generated through capital light, fee-based businesses to help fund the growth capital required in insurance businesses. Fortegra utilizes a sophisticated reinsurance strategy to optimize capital deployed and reduce volatility while generating attractive economics. This strategy is further augmented by Fortegra's conservative balance sheet and highly liquid fixed income investment portfolio which has an average S&P rating of A+.

Visionary, proven, and deep leadership team with a collaborative culture. Fortegra's executive management team is comprised of highly experienced professionals with an average of over 25 years of industry experience. The team includes a deep bench of seasoned underwriters who have expertise in their designated specialization driving underwriting performance. The culture is highly collaborative focused on continuous improvement across underwriting, claims, technology and operations to ensure enterprise-wide connectivity as the business scales. Fortegra is led by its Chief Executive Officer, Rick Kahlbaugh, who has been in executive leadership positions with the Company for over 20 years. Fortegra prioritizes attracting and investing in the best talent in the industry to continue to drive profitable growth. The interests of Fortegra's executive management team are closely aligned with investors through a combination of a long-term incentive plan and management bonus pool tied to operating results.

Our Insurance Strategy

We will seek to continue to execute upon our strategy, which focuses on providing specialty lines to underserved markets where Fortegra has significant expertise. We believe this approach will enable Fortegra to continue to generate profitable growth and attractive returns on capital. The core drivers of this strategy include:

Leveraging our deep expertise and efficient distribution to continue driving profitable growth. Fortegra's core strategy centers on its deep expertise in underserved markets and a distinctive approach to program business. We expect to actively pursue new specialty opportunities through:

• Continuing to successfully recruit and hire talented specialty underwriters that have a favorable track record, sector expertise and strong agent following;

• Leveraging Fortegra's distribution partner network to enter new specialty programs where it has underwriting expertise;

• Partnering with reinsurers who are looking for highly experienced specialty carriers like Fortegra that can deliver a breadth of services and favorable underwriting results;

• Working with reinsurance intermediaries that are seeking to move their business away from the fronting/hybrid model to a fully integrated specialty insurance company model;

• Expanding into new geographies including the specialty insurance and warranty markets in Europe; and

• Deepening Fortegra's auto warranty footprint through dealership expansion and build-out of a direct salesforce.

Utilizing technology to strengthen Fortegra's operational scalability and continue to refine underwriting performance. At the core of the strategic vision is a profound commitment to technology as a driving force behind its success. The scalability and adaptability of its technology seamlessly aligns with an expanding business landscape. This dynamic technological infrastructure empowers the Fortegra team through the integration of data tools across claims, underwriting, and actuarial functions, providing a significant competitive edge and contributing to a low expense ratio. Technology and data capabilities are leveraged to enhance agent experience and performance through elevated service, improved underwriting insights, and streamlined claims processes. Fortegra's technology and data also generate underwriting-qualified leads for its distribution partners, while ensuring the business remains within the boundaries of its risk parameters. This scalable technology platform was designed to support continued growth while necessitating minimal incremental investment.

Empowering partners for enhanced performance through its differentiated underwriting approach. Fortegra's distinctive underwriting approach involves the recruitment of experienced underwriters which are typically very well known to the business and have established networks of experienced distribution partners. These partners play a pivotal role in identifying attractive, smaller programs that align within Fortegra's risk parameters. Alignment of interests with distribution partners provides them access to pricing, underwriting, and robust risk management processes, which enhance the collective financial performance. Fortegra's organizational culture is rooted in sound underwriting practices that enable it to achieve targeted growth objectives while consistently delivering desired profitability.

Sustaining a highly disciplined underwriting approach with focus on profitability. Fortegra constantly assesses the risks in its portfolio to assure sound pricing and risk management in accordance with its underwriting guidelines with the goal of increasing returns and maintaining the stability of its combined ratio. Underwriting integrity or risk selection will not be sacrificed for the sake of premium growth. As Fortegra assesses market pricing, to the extent it is below its underwriting return objectives, capital will not be put at risk for premium growth.

Maintaining a high-quality balance sheet with strong ratings. Fortegra has and seeks to maintain a strong and conservative balance sheet, supported by a comprehensive risk management program reflected by its financial strength ratings of "A-" (Excellent) (Outlook Stable) from A.M. Best. Fortegra has a short duration, liquid and high-quality investment portfolio, with 89% invested in cash and investment grade fixed income securities, which have an average S&P rating of A+, as of December 31, 2024. Fortegra has highly rated and well capitalized reinsurance partners and retains excess collateral where applicable to support its outstanding reinsurance recoverable.

Distribution & Marketing

Fortegra distributes its products through MGAs, retail agents, and other distributors, collectively referred to as distribution partners. The business generally targets markets that are niche and specialty in nature, which it believes are underserved by competitors and have high barriers to entry. Fortegra focuses on establishing quality relationships, emphasizing customer service, and providing underwriting expertise and value-added services. This agent-centric focus, along with its ability to help distribution partners enhance revenue and optimize underwriting profitability and operational efficiencies, provides Fortegra with a competitive advantage that has enabled it to develop and maintain numerous long-term client relationships, as evidenced by its high agent retention rate of greater than 95% (over the last five years). Fortegra believes this "one-to-many" distribution model is operationally more efficient for the types of risks it underwrites, leveraging its partners' specialized experience in their specific markets, lines of business and associated risks, as well as their extensive retail networks. To align economic interests, distribution partners receive variable forms of commission based on underwriting performance, which reduces the volatility of underwriting results and promotes further profitable growth.

Fortegra's distribution partner relationships vary across the insurance products and services that it offers as follows:

• Insurance products are distributed primarily through a network of MGAs, who in turn market and distribute through independent agents, retailers and wholesale brokers, or direct through lenders and financial institutions.

• Service products are distributed by automobile dealerships, retailers (regional and specialty retailers, furniture stores, regional cellular service providers, and mobile device service providers), and MGAs, as well as financial services companies. Fortegra's vertically integrated platform also allows it to engage in direct relationships with distributors for premium and service contract financing options, and regulatory compliance.

Fortegra's partners receive a commission-based fee for the distribution of its products. A significant portion of Fortegra's commission agreements are on a variable or sliding scale commission basis, which allows Fortegra to adjust commissions based upon underlying underwriting performance, economically aligning itself with distribution partners.

Fortegra has a highly diverse set of programs designed to limit concentration risk to its distribution partners, with its largest distribution partners each representing less than 6% of GWPPE for the year ended December 31, 2024.

Fortegra's marketing department focuses on building tailored solutions for its distribution partners, playing a pivotal role in driving brand recognition, revenue growth, and partner engagement. Utilizing a data-driven approach, the team develops and executes marketing strategies that support Fortegra's sales activities, and the customer acquisition efforts of distribution partners. Extending marketing capabilities to distribution partners is a key differentiator that contributes to revenue growth and promotes longstanding distribution relationships.

Underwriting

Fortegra is an underwriting focused company with deep expertise within admitted and E&S insurance lines, as well as fee-based services markets, with a focus on underwriting complex and niche risks in underserved markets. Throughout the organization there is a strong culture of collaboration. Underwriting, claims and actuarial teams are closely integrated and aligned to facilitate operational efficiency, continuously monitor results, and make changes to programs as necessary. Centralized data systems allow for the real-time identification of pricing and claims trends within a program. Fortegra believes its approach to partner and program diligence, underwriting (including risk selection and pricing), and claims management, combined with its alignment and ability to improve its partner's performance, has contributed to a superior combined ratio, which averaged 90.7% from 2019 through December 31, 2024.

Fortegra's underwriting team consisted of 104 professionals as of December 31, 2024. Fortegra hires experienced underwriters with a proven track record of underwriting profitability, deep knowledge of the specialty products that they underwrite, and longstanding relationships with its distribution partners. This approach accelerates expansion within particular lines due to the underwriters' historical experience. Fortegra benefits from the underwriters' prior experience within a particular line of business without the cost and volatility associated with unproven, blue-sky initiatives.

Fortegra's underwriters work with its distribution partners to develop the underwriting guidelines for each program. Limited delegated underwriting authority is given to its MGAs, including the ability to quote, bind, and issue policies within specifically agreed-upon underwriting guidelines. Fortegra's distribution partners do not establish the policy pricing and terms, nor do they place reinsurance on its behalf. Fortegra has an established data and process-based approach to initial due diligence, structuring and onboarding, and regular maintenance and oversight.

Fortegra's underwriting team prices to a target margin, accounting for claims and administrative services. Fortegra continually seeks risk exposures where it can sustainably improve loss ratios and adjust its underwriting accordingly. Each program must be profitable on its own or adjustments are made, including underwriting guideline changes, pricing adjustments, or ultimately program cancellation if an underperforming program cannot be rehabilitated. This benefits underwriting results, and also earns its partners additional economic benefits through its variable commission structures.

Fortegra's partners are compensated through variable or sliding-scale commission agreements, which allows the business to adjust commissions based upon underlying underwriting performance. Under these types of arrangements, its partners are paid an upfront provisional commission based on volumes. Subsequent adjustments to these commissions are calculated on underlying performance based upon the actual losses incurred compared to premiums or service fee income earned. Fortegra believes these types of contractual arrangements align economic interests by sharing the risks and rewards of its programs, which help Fortegra to better manage its risk exposures and deliver more consistent profit margins. This alignment underpins all of Fortegra's partnerships; it fosters collaboration, lasting relationships and consistent profitability.

Claims

Fortegra's claims department consisted of 349 claims professionals as of December 31, 2024. Fortegra organizes its claims department by product and geography, with specialized teams aligned by area of expertise. The business maintains claims disposition authority for the majority of its claims across both insurance and services. In-house claims professionals have specific niche expertise to accurately assess claims, which is crucial for the unique risks the business underwrites. Fortegra's claims department maintains close collaboration with its underwriting and actuarial teams as to current claims trends and ongoing underwriting performance.

On certain occasions where a TPA or external specialist possesses specific expertise, Fortegra may contract with them to provide services within its defined framework, subject to oversight while Fortegra retains ultimate claims settlement authority. When necessary, the claims team has access to a panel of expert attorneys, mediators, investigators, and independent adjusters who will be retained in connection with litigation or loss inspection. This allows Fortegra's claims professionals to focus on more complex claims and enhances the efficiency and work quality of its claims department. The business seeks to adjudicate claims efficiently while maintaining strict compliance with all licensing, regulatory, and statutory requirements.

Fortegra continues to invest in claims technology that enables it to add new programs and scale rapidly. Its centralized data systems allow for the real-time identification of claims trends within a program, which can be fed back to underwriting and actuarial teams to adjust its underwriting accordingly.

Technology

Technology is core to Fortegra's strategy and a competitive advantage for the business. Fortegra has invested in technology to complement and enhance its underwriting, actuarial, and claims expertise, including systems, data science and engineering, and AI. These investments have strengthened Fortegra's overall operational framework, improving scalability and profitability for both the business and its partners. Core system enhancements afford better claims adjudication, inform precise claims data capture, and provide improved customer service, while data engineering connects existing systems to reduce human intervention. The enrichment of claims data enhances underwriting decisions and actuarial analyses with extensive integrated data science tools.

The business is supported by technology in multiple ways, including:

- Assisting underwriting and actuarial teams by providing data and insight that feeds into its decision making processes. Fortegra's underwriting is complemented by its highly trained data science and engineering teams. These teams deploy machine learning tools and a scalable data platform to support a collaborative approach that has allowed Fortegra to improve the scale and profitability of its business. The machine learning tools that the data science team build start with input from the underwriting and actuarial teams to build bespoke models for select lines that provide meaningful insight back to the underwriters in their processes. Fortegra leverages machine learning in its marketing processes to produce underwriting-qualified leads for its distribution partners. In the claims process, Fortegra utilizes machine learning document processing to streamline claims intake and improve data quality;

- Improving its service platform to make it easier to do business with its distribution partners and effectively serve a high volume of policies in an efficient manner. This integrated, proprietary technology efficiently manages the high volume of policies and claims that result from servicing a large volume of small policyholders and contract holders. Its technology is highly automated, scalable and allows Fortegra to operate efficiently;

- Enhancing its ability to generate business leads that fit Fortegra's risk profile using AI. Fortegra's flexible technology platform provides value-added services that it believes creates stronger relationships with its distribution partners. Fortegra's technology platform is connected to its distribution partners and provides them with access to claims and performance dashboards. These value-added services deepen its relationships and contribute to the high persistency rate with Fortegra's distribution partners; and

- Providing a scalable platform to grow the business and add new product lines with minimal incremental expense. Fortegra's technology infrastructure is scalable and affords it the opportunity to add new partners and services without significant additional expense. Fortegra designed its scalable technology platform to support the business's continued growth while necessitating only minimal incremental investment.

Reinsurance Strategy

Fortegra's reinsurance strategy fosters efficient capital management to enable continued growth of its specialty insurance platform. The business leverages both quota share and excess of loss reinsurance arrangements with a diverse, highly rated, and appropriately capitalized panel of reinsurers. Reinsurance is also a key element of its enterprise risk management framework, limiting extreme loss events, reducing volatility, and driving consistent underwriting profitability for the stockholders.

Quota share reinsurance: refers to a reinsurance contract whereby the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class. Fortegra has various quota share contracts that cover its insurance programs. Fortegra's whole account quota share reinsurance agreements ("WAQS"), which cover portions of its commercial P&C insurance gross written premiums (including general liability, professional liability, property and short-tail), provide between 55% and 60% quota share of losses and significant ceding fees to offset administrative, underwriting and acquisition expenses. Additionally, this reinsurance agreement generates ceding commission income based on underlying underwriting performance, and investment income earned by the assuming reinsurers.

Excess of loss reinsurance: refers to a reinsurance contract whereby the reinsurer agrees to assume all or a portion of the ceding company's losses for an individual claim or an event in excess of a specified amount in exchange for a premium payable amount negotiated between the parties. Fortegra utilizes an excess of loss reinsurance agreement related to catastrophic property exposures, with limits in excess of a 1:200-year event.

Captive Reinsurance Arrangements: A significant portion of partners within contractual liability and alternative risk lines of insurance business, as well as its auto and consumer goods line of services business, have created captive reinsurance companies to assume the underwriting risk on the products it delivers. These captive reinsurance companies are known as Producer-Owned Reinsurance Companies ("PORCs") and, in most instances, each PORC assumes predominantly all of the underwriting risk associated with the products they deliver. In such PORC relationships, as is typically required by applicable laws and insurance regulations, Fortegra acts in a fronting and administrative capacity on behalf of the PORC, providing underwriting and claims services. It receives ceding and administration fees associated with underwriting and servicing the underlying policies. Because reinsurance does not relieve Fortegra of its primary liability to the policyholder, Fortegra generally requires cash or other forms of collateral posted by the PORC to secure the reinsurance receivable if a PORC is unable to pay the claims it has assumed.

Fortegra's reinsurance treaties renew on an annual basis throughout the year. At each treaty renewal, Fortegra considers several factors that influence its reinsurance program, including any plans to change the underlying insurance coverage it offers, changes in loss trends, its capital levels, changes in its risk appetite and the cost and market capacity.

The following table reflects Fortegra's key reinsurance treaties:

Treaty	Description	Net Retention	Reinsurance Coverage
WAQS (2023 - 2024)	Covers general liability, professional liability, property and short-tail lines	40%, $5 million per aggregate	60% Placed
WAQS (2024 - 2025)	Covers general liability, professional liability, property and short-tail lines	45%, $5 million per aggregate	55% Placed
WAQS - Specific GL (2024 - 2025)	Covers select general liability programs	43%, $5 million per aggregate	57% Placed
Property Catastrophe Excess of Loss (2023 - 2024)	Protection in excess of a 1:200 year catastrophic event; a 1:250 event results in approximately 1% impact to loss / combined ratio	$8 Million, 50% co-participation on $4 million excess of $8 million	$40 Million excess of $8 Million per event, $80 million in aggregate
Property Catastrophe Excess of Loss (2024 - 2025)	Protection in excess of a 1:200 year catastrophic event; a 1:250 event results in approximately 1% impact to loss / combined ratio	$14 Million, 22% co-participation on $14 million excess of $14 million	$48 Million excess of $14 Million per event, $130 million in aggregate

For the limited amount of gross property exposures that are in excess of desired retentions, Fortegra works with its distribution partners to purchase facultative reinsurance to cover those individual risks. In addition to the purchase of property catastrophe reinsurance, Fortegra also manages its property exposures by leveraging catastrophe models to monitor risk aggregations that are measured in terms of probable maximum loss ("PML") and Tail Value-at-Risk ("TVAR"), both of which estimate the amount of loss it would expect in extreme loss scenarios.

In Fortegra's commercial insurance lines, its reinsurers tend to be highly rated, well-capitalized, professional third-party reinsurers. Fortegra typically contracts with third-party reinsurers that have attained an "A-" or better financial strength rating from A.M. Best. Those reinsurers that fall below this threshold are required to post collateral on a funds held basis or with letters of credit.

Counterparty Risk

Fortegra monitors its counterparty risk monthly through both adjustments to the sliding scale commission arrangements and a thorough evaluation of its reinsurance receivables and prepaid insurance premiums, and associated collateral.

($ in millions)	As of December 31,			
	2024		**2023**	
Third-party captives [1]				
Reinsurance receivables and prepaid reinsurance premiums	$	835	$	871
Collateral	$	1,105	$	1,036
% Collateralized		132 %		119 %
Professional Reinsurers [2]				
Reinsurance receivables and prepaid reinsurance premiums	$	1,204	$	984
Collateral	$	351	$	644
% Collateralized		29 %		65 %
Total				
Reinsurance receivables and prepaid reinsurance premiums	$	2,039	$	1,854
Collateral	$	1,456	$	1,680
% Collateralized		71 %		91 %

_____

[1] Includes domestic insurance companies owned by distribution partners.
[2] "Professional reinsurers" include all reinsurers except for third-party captives.

Total reinsurance receivables and prepaid reinsurance premiums were $2.0 billion and $1.9 billion as of December 31, 2024 and 2023, respectively. Of those amounts, $835 million and $871 million, respectively, related to contracts with third-party captives in which Fortegra holds collateral or receives letters of credit in excess of the reinsurance receivables and prepaid reinsurance premiums. The remainder relates to receivables held with high quality professional reinsurers. Additionally, any receivable held with unrated professional reinsurers is fully collateralized. The following table sets forth the percentage of Fortegra's reinsurance receivables broken out by the A.M. Best financial strength rating of those professional reinsurers, excluding gross-up adjustments, as of December 31, 2024 and 2023.

	Percentage as of December 31,	
Rating:	**2024**	**2023**
A++	1 %	1 %
A+	9 %	19 %
A	28 %	26 %
A-	56 %	28 %
B++	1 %	— %
Unrated	5 %	26 %

Reserves

Fortegra establishes loss reserves to cover its estimated ultimate losses under all insurance policies that it underwrites, and loss adjustment expenses relating to the investigation and settlement of policy claims. These reserves include estimates of the cost of the claims reported to Fortegra (case reserves) and estimates of the cost of claims that have been incurred but not yet reported. Fortegra's reserving process is built upon expected loss and loss adjustment expense ratio picks at the program, line of business, and accident year level, which are set by management with input from underwriting, actuarial and claims. Management reviews results monthly against expected results to monitor underwriting performance. When determined necessary, underwriting actions are discussed and implemented, and reserve changes are made.

Regular internal actuarial analyses are performed on a quarterly basis by program, line of business, and accident year/treaty year. Quarterly, an independent third-party actuarial review is completed to provide management with additional information related to reserve adequacy. Where the internal and external projections differ, a comparison is examined to determine the drivers. Information provided by the independent actuaries is considered as part of the input in the internal reserving process. Unpaid claims reserves represent Fortegra's best estimates at a given time, based on actuarial estimates. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. Fortegra regularly reviews and updates its method of estimating such unpaid claims reserves based on actual claims experience.

Fortegra's actuaries apply a variety of generally accepted actuarial methods (including loss development methods, Bornhuetter-Ferguson methods, Cape Cod methods, and expected loss methods) to historical loss experience when calculating indicated reserves. Key assumptions underlying these analyses, including anticipated future loss development patterns and expected ultimate loss and loss adjustment expense ratios, are reviewed regularly and updated as needed based on actual claims experience. In accordance with applicable statutory insurance company regulations, Fortegra's recorded unpaid claims reserves are evaluated by appointed independent third-party actuaries, who perform this function in compliance with the Standards of Practice and Codes of Conduct of the American Academy of Actuaries.

As of December 31, 2024, Fortegra's reserves were found to be consistent with reserves computed in accordance with actuarial standards of practice and make a reasonable provision for all of its unpaid loss and loss adjustment expense obligations, as well as its unearned premium reserves for long duration contracts, by the appointed independent third-party actuaries.

Insurance Investments

Fortegra seeks to maintain a balanced and well-diversified investment portfolio with the primary investment objectives of remaining liquid to fund expected reserve payments, capital preservation, and a stable level of investment income enabling continued growth of core and new business lines. Its investment portfolio, including cash and cash equivalents and total investments, were $1.5 billion as of December 31, 2024.

Fortegra's investment policy establishes the investment parameters, such as maximum percentage of investment in a certain type of security and minimum levels of credit quality and is designed to manage investment risk. Tiptree Advisors, a credit oriented asset manager owned by the Company, manages Fortegra's investment portfolio consistent with its internally prescribed guidelines and with oversight from Tiptree. Fortegra's investments are subject to general economic conditions and market risks in addition to risks inherent to particular securities and risks relating to the performance of its investment advisers. Fortegra conducts monthly stress tests and uses predictive analytics to manage its investments, which it believes reduces risk to its investment performance. Fortegra also maintains an investment committee that meets monthly to ensure its investment objectives remain aligned with its broader strategic and financial objectives.

As of December 31, 2024, the majority of its investments, $1.1 billion or 70.9%, of total cash and invested assets, was comprised of fixed maturity securities that are classified as available for sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of AOCI. Cash & cash equivalents were $286 million, or approximately 18.5% of total cash and invested assets as of December 31, 2024. Also included in its investments were $99 million of equity securities, $10 million of loans, at fair value, $5 million of exchange traded fixed income funds, at fair value, and $50 million of other investments.

The following table provides a summary of Fortegra's investments and cash and cash equivalents as of December 31, 2024 and 2023:

	As of			
	December 31, 2024		December 31, 2023	
($ in millions)		% of Total		% of Total
Investments:	Fair Value	Fair Value	Fair Value	Fair Value
Cash and cash equivalents	$ 286	18.5 %	$ 410	30.9 %
Available for sale securities, at fair value	1,097	70.9 %	772	58.2 %
Loans, at fair value	10	0.7 %	11	0.8 %
Common and preferred equity securities	99	6.4 %	26	2.0 %
Exchange traded funds	5	0.3 %	1	0.1 %
Other investments	50	3.2 %	107	8.1 %
Total cash and invested assets	$ 1,548	100.0 %	$ 1,327	100.0 %

Fixed Maturity Securities

As of December 31, 2024, Fortegra's fixed maturity securities portfolio totaled $1.4 billion, including cash and cash equivalents and available for sale securities, at fair value. It had a weighted-average effective duration of 2.8 years, an average S&P rating of A+, and a book yield of 4.0%. The fixed maturity securities portfolio represented 89% of total investments.

The following table provides a summary of Fortegra's amortized cost and fair value on available for sale securities as of December 31, 2024 and 2023:

	As of					
($ in millions)	December 31, 2024			December 31, 2023		
Fixed Maturity Securities:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
Obligations of the U.S. Treasury and U.S. Government agencies	$ 416	$ 385	35.1 %	$ 467	$ 441	57.1 %
Obligations of state and political subdivisions	42	39	3.6 %	49	45	5.8 %
Corporate securities	606	598	54.5 %	261	255	33.0 %
Asset-backed securities	25	23	2.1 %	29	26	3.4 %
Certificate of deposits	1	1	0.1 %	1	1	0.1 %
Obligations of foreign governments	52	51	4.6 %	5	5	0.6 %
Total available for sale investments	$ 1,141	$ 1,097	100 %	$ 812	$ 773	100 %

The following table provides the credit quality of Fortegra's available for sale investments as of December 31, 2024 and 2023:

	As of					
($ in millions)	December 31, 2024			December 31, 2023		
Rating:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
AAA	$ 41	$ 39	3.6 %	$ 29	$ 27	3.5 %
AA	524	489	44.6 %	540	509	65.9 %
A	173	169	15.4 %	162	154	19.9 %
BBB	337	335	30.5 %	64	65	8.4 %
BB	36	35	3.2 %	12	12	1.6 %
B or unrated	31	31	2.8 %	5	5	0.6 %
Total available for sale investments	$ 1,141	$ 1,097	100 %	$ 812	$ 772	100 %

The amortized cost and fair value of Fortegra's available for sale investments is summarized by contractual maturity as of December 31, 2024 in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

($ in millions)	As of December 31, 2024		
	Amortized Cost	Fair Value	% of Total Fair Value
Due in one year or less	$ 239	$ 239	22 %
Due after one year through five years	438	431	39 %
Due after five years through ten years	224	202	18 %
Due after ten years	214	203	19 %
Asset-backed securities	25	23	2 %
Total available for sale investments	$ 1,141	$ 1,097	100 %

Competition

Fortegra operates in several niche markets and believes that no single company competes against it in all of its business lines. Fortegra may compete with other specialty insurance carriers within a given line of business, but it identifies no specific insurers as clear competition across all underwritten lines. Within the United States, Fortegra competes with specialty insurers such as RLI Corporation, W.R. Berkley Corporation, Kinsale, Skyward Specialty and Markel Corporation. Across Fortegra's varying lines of business, it competes with a number of companies that write similar products, including: AIG, Allstate, Assurant, Asurion, LLC, AXA SA, Securian Financial, and Great American. These lists are not exhaustive and are constantly evolving as underwritten lines for Fortegra and its competitors evolves.

In general, the insurance markets in which Fortegra operates in are highly competitive. The competition faced is driven by a confluence of factors, including product pricing, industry knowledge and expertise, quality of customer service, effectiveness of distribution channels, technology platforms and underwriting processes, the quality of information systems, financial strength ratings, size, breadth of products offered, overall reputation, and other factors. Fortegra primarily competes by leveraging its proprietary technological innovations, decades of underwriting expertise, robust distribution relationships, data-driven marketing initiatives, its "agent-centric" mentality, and best-in-class reputation.

Ratings

Fortegra currently has a rating of "A-" (Excellent) (Outlook Stable) from A.M. Best, which rates insurance companies based on factors of concern to policyholders. A.M. Best currently assigns 16 ratings to insurance companies, which currently range from "A++" (Superior) to "S" (Rating Suspended). "A-" (Excellent) is the fourth highest rating. In evaluating a company's financial and operating performance, A.M. Best performs quantitative and qualitative analyses, which includes a review of the company's balance sheet strength, operating performance and business profile. Each of A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company's securities.

Seasonality

Fortegra's financial results have historically been, and we expect will continue to be, affected by seasonal variations. Fortegra's commercial P&C lines of business are subject to underlying program renewal dates, while a significant portion of revenues related to the alternative risks and auto and consumer goods warranty lines of business may fluctuate seasonally based on consumer spending, which has historically been higher in September and December, corresponding to auto-sales events and the back-to-school and holiday seasons. Accordingly, its insurance revenues have historically been higher in the third and fourth quarters than in the first half of the year.

Intellectual Property

Fortegra owns or licenses a number of trademarks, trade names, service marks, trade secrets and other intellectual property rights that relate to its services and products within the various jurisdictions in which it operates. Although Fortegra believes that these intellectual property rights are, in the aggregate, important to Fortegra, it also believes that the business is not materially dependent upon any particular trademark, trade name, copyright, service mark, license or other intellectual property right. Additionally, Fortegra's insurance subsidiaries have entered into confidentiality agreements with its partners that impose restrictions on partners' use of proprietary software and other intellectual property rights.

Regulation

Fortegra is subjected to federal, state, local and foreign regulation and supervision. The type and degree of regulation and supervision varies depending on which type of license may be involved, such as: insurance company, administrator and agency licenses; or service contract administration and obligor licenses; or premium finance and consumer finance licenses. Fortegra is also subject to the related federal, state and foreign data privacy and data protection laws. Its insurance subsidiaries are active in 50 states in the United States.

Its U.S. insurance company subsidiaries are domiciled in several states, including Arizona, California, Delaware, Georgia, Kentucky and Louisiana. The regulation, supervision and administration by state departments of insurance relate, among other things, to: standards of solvency that must be met and maintained, restrictions on the payment of dividends, changes in control of insurance companies, the licensing of insurers and their agents and other producers, the types of insurance that may be written, privacy practices, the ability to enter and exit certain insurance markets, the nature of and limitations on investments and premium rates, or restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties, approval of policy forms and premium rates, the types of risks that are not subject to form and rate regulation, the regulation of market conduct, including advertising, underwriting, claims practices, policy cancellation or non-renewal, and the insurer's oversight of its agents. As part of their routine regulatory oversight process, state insurance departments conduct periodic detailed financial examinations of the books, records, accounts and operations of insurance companies that are domiciled in their states. In addition, our insurance subsidiaries are generally restricted by the insurance laws of their respective domiciles as to the amount of dividends they may pay without the prior approval of the respective regulatory authorities. Generally, the maximum dividend that may be paid by an insurance subsidiary during any year without prior regulatory approval is limited to a stated percentage of that subsidiary's statutory surplus as of a certain date, or net income of the subsidiary for the preceding year.

Fortegra's insurance company subsidiaries are also subject to certain state regulations that define eligible investments and establish diversification requirements and concentration limits among asset classes. Failure to comply with these regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which it is licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require Fortegra to sell those investments. Such investment laws are generally permissive with respect to federal, state and municipal obligations, and more restrictive with respect to corporate obligations, particularly non-investment grade obligations, foreign investment, equity securities and real estate investments. Each insurance company is therefore limited by the investment laws of its state of domicile from making excessive investments in any given security (such as single issuer limitations) or in certain classes or riskier investments (such as aggregate limitation in non-investment grade bonds) or in its affiliates.

The NAIC provides model insurance laws and regulations for adoption by the states and standardized insurance industry accounting and reporting guidance. However, model insurance laws and regulations only become effective when adopted and enacted by the states, and statutory accounting and reporting principles continue to be established by individual state laws, regulations and permitted practices. The NAIC has adopted a model act with risk-based capital ("RBC") formulas to be applied to insurance companies to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. State insurance regulators use RBC standards as a tool to monitor capital adequacy and to determine appropriate actions relating to insurers that show signs of weak or deteriorating conditions. The domiciliary states of our insurance company subsidiaries have adopted laws substantially similar to the NAIC's RBC model act.

Fortegra's insurance holding company is subject to the respective state insurance holding company statutes which may require prior regulatory approval or non-disapproval of material transactions between an insurance company and an affiliate or of a change in control of a domestic insurer or of payments of extraordinary dividends or distributions.

Fortegra's insurance, service contract, and premium finance businesses are subject to U.S. federal and state regulations governing the protection of personal confidential information and data security, including the Gramm-Leach-Bliley Act, New York Department of Financial Services Cybersecurity Regulation and California Consumer Privacy Act. Fortegra's subsidiaries operating in the EU are subject to the General Data Protection Regulation, or the "GDPR," which regulates data protection for all individuals within the EU.

Fortegra is active and subject to regulation in twenty foreign jurisdictions and intends to write business in additional foreign jurisdictions. A portion of its foreign business is conducted via our insurance company in Malta. Malta is a member country of the EU, and as of December 31, 2024, Fortegra is active in eighteen countries in the EU. The EU's executive body, the European Commission, implemented insurance directives and capital adequacy and risk management regulations. EU member countries follow the insurance directives approved by the European Commission. The insurance directives set forth a regulatory regime for the authorization and supervision of insurers, with a broad set of principles and standards for protecting policyholders across the EU.

These directives give insurers authorized in any one EU country or territory the freedom to conduct insurance business in any other EU country or territory, referred to as passporting. Procedures are in place regarding the notifications and approvals by the home state regulator for passporting. Insurers exercising this freedom continue to be regulated by their home state regulator, although the host state is entitled to impose domestic rules with which passporting insurers are required to follow for its business in the host state, in the interest of the general good. Within this context, our Malta company is authorized and supervised by the Malta Financial Services Authority ("MFSA") and passports across EU member states.

In addition to the regulation of authorization and distribution, the European Commission established capital adequacy and risk management regulations, called Solvency II, that apply to insurers within the EU. Solvency II includes capital requirements, risk management and corporate governance frameworks, and financial reporting requirements, which are subject to MFSA regulatory oversight.

Even though the United Kingdom exited the EU, United Kingdom insurance regulation generally follows the same insurance directives and Solvency II principles, with the Prudential Regulatory Authority overseeing Solvency II principles and the Financial Conduct Authority overseeing the market conduct principles within those insurance directives. After Brexit, United Kingdom regulators established the Temporary Permissions Regime, (TPR), which permits passporting insurers to continue operating in the United Kingdom for up to three years post-Brexit. Fortegra's Malta company was passporting into the United Kingdom prior to Brexit and registered to operate under the TPR until its branch was granted permanent authority by United Kingdom regulators in July 2022. Aspects of the relationship between the United Kingdom and the EU remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. Post-transition period changes to the EU and United Kingdom legal, trade and regulatory frameworks, as well as changes to United Kingdom regulatory requirements for insurers operating in that host country, could increase its compliance costs and subject Fortegra to operational challenges in the region. Actions taken by the prudential regulator and/or conduct regulator could result in additional capital requirements or restrict or prohibit the sale of its products, which would adversely affect Fortegra's business, revenues and results of operations.

Additionally, a portion of its US and EU business is also ceded to Fortegra's reinsurance company subsidiary domiciled in Turks and Caicos. Fortegra's Turks and Caicos company is subject to Solvency II type of regulation by the domestic regulator.

Fortegra is also subject to federal and state laws and regulations related to the administration of insurance products on behalf of other insurers. In order for it to process and administer insurance products of other companies, Fortegra is required to maintain licenses of a third-party administrator in the states where those insurance companies operate.

Similar to the federal and state regulations related to its insurance companies, Fortegra's service contract companies, motor club companies and premium and consumer finance companies are subject to federal and state rules pertaining to authorization to operate, scope of permitted benefits and terms of service, disclosures, benefits requests, cancellation and termination. For example, some states require that forms be filed for prior review or require that its distributors hold a license to sell.

Employees

As of December 31, 2024, Fortegra had 1,144 employees across 24 offices in nine countries.

Tiptree Capital

We own a diversified group of investments that are owned and managed separately as Tiptree Capital, and include our Mortgage segment operations. Consistent with our operating principles, we manage Tiptree Capital with a long-term focus, balancing current cash flow and long-term value appreciation.

We expect the investments within Tiptree Capital to change over time as we exit investments and reallocate capital to new investment opportunities. Though we do not have any specific sector focus, historically, the majority of our investments have occurred within four major sectors: asset management, real assets, specialty finance and credit investments.

Tiptree Capital – Mortgage Operations

Our mortgage operations are conducted through Reliance First Capital, LLC. Our mortgage business has been focused on primarily originating and servicing agency-eligible (Federal Housing Administration ("FHA") and Veterans Administration ("VA")) and conventional and government loans that can be transferred to Ginnie Mae pools or sold on a servicing-retained or servicing-released basis to Fannie Mae, Freddie Mac or secondary market investors and aggregators. Revenues are primarily generated from gain on sale income, loan fee income, servicing fee income, and net interest income. The growth in our mortgage business is expected primarily to come from increased origination volume, retention of additional mortgage servicing rights, and new products.

Competition

The residential mortgage market is highly competitive. There are a large number of institutions offering these products, including many that operate on a national scale, as well as local savings banks, commercial banks, and other lenders. Many of our competitors are larger and have access to greater financial resources. In addition, many of the largest competitors are banks or are affiliated with banking institutions, the advantages of which include, but are not limited to, having access to financing with more favorable terms, including lower interest rate bank deposits as a favorable source of funding.

Regulation

Our mortgage operations are subject to extensive regulation focused on consumer protection by U.S. federal, state and local governmental authorities, including the New York Department of Financial Services, CFPB, the Federal Trade Commission and various federal and state agencies that license, audit and conduct examinations. Our mortgage operations must comply with a number of federal, state and local consumer protection and privacy laws including laws that apply to loan origination, fair lending, debt collection, use of credit reports, safeguarding of non-public personally identifiable information about customers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and mandate certain disclosures and notices to borrowers.

Employees

As of December 31, 2024, our Mortgage operations had 332 employees.

Tiptree Capital - Other

Tiptree Capital - Other currently includes:

• Our principal investments which include cash and cash equivalents, government bonds and select equity securities.

• Our ownership of a credit oriented asset manager, Tiptree Advisors.

Competitive Strengths

The depth and breadth of experience of our management team enables us to source, structure, execute and manage the capital allocated to Tiptree Capital. In addition, in each of our investments, we benefit by partnering with experienced management teams and third-party managers, which we have hired or chosen based on their depth of experience in their respective sectors.

Competition

In the sectors in which Tiptree Capital participates, the markets are highly competitive. There are a large number of competitors offering similar products and services, including many that operate on an international scale, and which are often affiliated with major multi-national companies. Many of these organizations have substantially more personnel and greater financial and commercial resources than we do. Some of these competitors have proprietary products and distribution capabilities that may make it more difficult for us to compete with them. Some competitors also have greater name recognition, have managed their businesses for longer periods of time, have greater experience over a wider range of products or have other competitive advantages.

Regulation

In the sectors in which Tiptree Capital participates, we are subject to extensive regulation by international, federal, state and local governmental authorities, including the SEC, the Federal Trade Commission, the EU, the United Kingdom and various state agencies. Our asset manager is registered with the SEC as an investment advisor and is subject to various federal and state laws and regulations and rules of various securities regulators and exchanges. These laws and regulations primarily are intended to protect clients and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations.

Our international operations and activities also expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions, including environmental and cybersecurity regulations, imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. In our international activities, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct business, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010.

Employees

As of December 31, 2024, Tiptree Capital - Other's combined operations had 32 employees.

Human Capital

The success of our businesses depends on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about their industry and business. We recruit talent in diverse communities. Tiptree's seven member board of directors includes two women and one underrepresented minority. Our talent strategy is focused on employee engagement and investments in programs to support career development, as well as recognizing and rewarding performance. An important element of our talent strategy is succession planning and building leadership at various levels across the organization.

We strive to:

- Provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.

- Align executives' long-term equity compensation with stockholders' interests by linking realizable pay with earnings and total stockholder return.

- Ensure that annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through their talent management process as part of the annual review procedures and upon internal transfer and/or promotion.

- Ensure that all employees are eligible for health insurance, paid and unpaid leaves, and life and disability/accident coverage as well as access to wellness programs.

The Fortegra Foundation (the "Foundation"), a non-profit corporation chaired by Fortegra's Chief Executive Officer, Mr. Richard S. Kahlbaugh, is a 501(c)(3) tax-exempt charity committed to giving back to its communities in which we live and work. The Foundation accomplishes this objective through monetary donations to local, national, and global organizations providing support to military families and improving the health and welfare of children and families— two primary areas of focus. For example, the Foundation has supported clean water initiatives in Africa and, in 2022 alone, helped build three life-changing water wells in The Republic of Zambia.

Fortegra has programs that assist employees in developing key skills that enable them to perform their jobs and to advance their careers. For example, Fortegra has a Leadership Development Program ("LDP"), an early career program designed to attract and develop talent. The LDP includes recent college graduates who typically rotate through several departments over a two-year period, with the intent of gaining a deeper understanding of Fortegra and ultimately becoming better equipped with the knowledge and experience needed to excel as future leaders. Fortegra's N.O.W. (Network of Women), its employee resource group, works to foster a supportive and equitable environment within Fortegra. The group achieves this by providing networking opportunities, educational initiatives, mentoring programs, and policies that support the unique needs of women in the workforce. Although led by women, the programming and resources provided are available to all Fortegra employees.

We invest in our employees' career growth and provide employees with a wide range of training and development opportunities, including face-to-face, virtual and self-directed learning, mentoring, external development opportunities and continuing education required by certain professional organizations.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are also available free of charge on our Internet site at www.tiptreeinc.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The information on our website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of our other filings with the SEC.

Our Investor Relations Department can be contacted at Tiptree Inc., 660 Steamboat Road, 2nd Floor, Greenwich, Connecticut 06830, Attn: Investor Relations, telephone: (212) 446-1400, email: IR@tiptreeinc.com.

Item 1A. Risk Factors

We are subject to certain risks and uncertainties in our business operations which are described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business, results of operations and financial condition.

Risks Related to our Businesses

A portion of our assets are illiquid or have limited liquidity, which may limit our ability to sell those assets at favorable prices or at all and creates uncertainty in connection with valuing such assets.

Our assets include equity securities, real estate, non-controlling interests in credit assets and related equity interests which may be illiquid or have limited liquidity. It may be difficult for us to dispose of assets with limited liquidity rapidly, or at favorable prices, if at all. In addition, assets with limited liquidity may be more difficult to value and may be sold at a substantial discount or experience more volatility than more liquid assets. We may not be able to dispose of assets at the carrying value reflected in our financial statements. Our results of operations and cash flows may be materially and adversely affected if our determinations regarding the fair value of our illiquid assets are materially higher than the values ultimately realized upon their disposal.

We operate in highly competitive markets for business opportunities and personnel, which could impede our growth and negatively impact our results of operations.

We operate in highly competitive markets for business opportunities in each of our areas of focus. Many of our competitors have financial, personnel and other resource advantages relative to us and may be better able to react to market conditions. These factors may place us at a competitive disadvantage in successfully competing for future business opportunities and personnel, which could impede our growth and negatively impact our business, financial condition and results of operations.

Our insurance subsidiaries face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing, personnel and other resources than we do. Many of these competitors have more experience and market recognition than our insurance subsidiaries. In addition, it may be difficult or prohibitively expensive for our insurance subsidiaries to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

In particular, competition in the insurance industry is based on many factors, including price of coverage, general reputation and perceived financial strength, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of an underwriting team in the particular lines of insurance they seek to underwrite. In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.

A number of new, proposed or potential industry or legislative developments could further increase competition in the insurance industry. These developments include:

- an increase in capital raising by companies in the industry, which could result in new entrants to the insurance markets and an excess of capital in the industry; and

- the deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers.

Our insurance subsidiaries may not be able to continue to compete successfully in one or more insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our insurance subsidiaries' ability to price their products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition limits our insurance subsidiaries' ability to transact business, their results of operations would be adversely affected.

Additionally, our E&S insurance operations cover risks that are typically more complex and unusual than standard risks and require a high degree of specialized underwriting. As a result, E&S risks do not often fit the underwriting criteria of standard insurance carriers, and are generally considered higher risk than those covered in the standard market. If our underwriting staff inadequately judges and prices the risks associated with the business underwritten in the E&S market, our financial results could be adversely impacted.

Warburg exerts substantial influence on Fortegra, potentially in a manner that is not in Tiptree's shareholders' interests.

Warburg acquired an approximate 24% ownership in Fortegra on an as converted basis from us as part of the WP Transaction and has contractual consent rights over Fortegra, including but not limited to certain acquisitions or dispositions, a sale or change of control of Fortegra that does not achieve certain thresholds, an initial public offering that does not achieve certain gross proceeds thresholds, incurrence of certain indebtedness, the issuance of equity senior in right to shares of Fortegra common or preferred stock, or amendments to the terms thereof, affiliated or related party transactions and transactions between Fortegra and us, any hiring or firing of certain management of Fortegra, and any material change in the nature of the business conducted by Fortegra. Warburg also has pro rata representation on the Fortegra board of directors. As a result of their substantial ownership in Fortegra, Warburg may exert a substantial influence on Fortegra, potentially in a manner that is not in Tiptree's shareholder's interests.

We are exposed to risks associated with acquiring or divesting businesses or business operations.

We regularly evaluate strategic acquisition opportunities for growth. Acquired companies and operations may have unforeseen operating difficulties and may require greater than expected financial and other resources. In addition, potential issues associated with acquisitions could among other things, include:

- our ability to realize the full extent of the benefits, synergies or cost savings that we expect to realize as a result of the completion and integration of an acquisition within the anticipated time frame, or at all;
- receipt of necessary consents, clearances and approvals in connection with the acquisition;
- diversion of management's attention from other strategies and objectives;
- motivating, recruiting and retaining executives and key employees; and
- conforming and integrating financial reporting, standards, controls, procedures and policies, business cultures and compensation structures.

If an acquisition is not successfully completed or integrated into our existing operations, our business, results of operations and financial condition could be materially adversely effected.

We have also divested, and may in the future divest, businesses or business operations. Any divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of the affected business or business operations. Failure to timely complete or to consummate a divestiture may negatively affect the valuation of the affected business or business operations or result in restructuring charges.

We may need to raise additional capital in the future or may need to refinance existing indebtedness, but there is no assurance that such capital will be available on a timely basis, on acceptable terms or at all.

We may need to raise additional funds or refinance our indebtedness in order to grow our business or fund our strategy or acquisitions. Additional financing may not be available in sufficient amounts, if at all, or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise such funds may have rights, preferences and privileges senior to those of our existing stockholders. We also cannot predict the extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industries, businesses and our insurance subsidiaries' investment portfolios. If adequate funds are not available on a timely basis, if at all, or on acceptable terms, our ability to expand, develop or enhance our subsidiaries' services and products, enter new markets, consummate acquisitions or respond to competitive pressures could be materially limited.

The amount of statutory capital and reserve requirements applicable to our insurance subsidiaries can increase due to factors outside of our control.

Our insurance subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on RBC and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in the subsidiary's investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC and Solvency II formulas used by insurance regulators. The laws of the various states in which our insurance subsidiaries operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend our insurance subsidiaries from carrying on some or all of these activities or otherwise fine or penalize our insurance subsidiaries in any jurisdiction in which we operate. Such regulation or compliance could reduce our insurance subsidiaries' profitability or limit their growth by increasing the costs of compliance, limiting or restricting the products or services they sell, or the methods by which they sell services and products, or subject them to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that our insurance subsidiaries are required to hold could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our insurance subsidiaries' actual claims losses may exceed their reserves for claims, which may require them to establish additional reserves that may materially and adversely affect their business, results of operations and financial condition.

Our insurance subsidiaries maintain reserves to cover their estimated ultimate exposure for claims with respect to reported claims, and incurred, but not reported, claims as of the end of each accounting period. Reserves, whether calculated under GAAP or statutory accounting principles, do not represent an exact calculation of exposure. Instead, they represent our insurance subsidiaries' best estimates, generally involving actuarial projections, of the ultimate settlement and administration costs for a claim or group of claims, based on our assessment of facts and circumstances known at the time of calculation. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by external factors such as changes in the economic cycle, unemployment, inflation, judicial trends, legislative changes, as well as changes in claims handling procedures. Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because the establishment of reserves is an inherently uncertain process involving estimates of future losses, we can give no assurances that ultimate losses will not exceed existing claims reserves. In general, future loss development could require reserves to be increased, which could have a material adverse effect on our insurance subsidiaries' business, results of operations and financial condition.

Performance of our insurance subsidiaries' investment portfolio is subject to a variety of investment risks.

Our insurance subsidiaries' results of operations depend significantly on the performance of their investment portfolio. We manage our insurance subsidiaries' portfolio of investments along with one or more additional advisers. Such investments are subject to general economic conditions and market risks in addition to risks inherent to particular securities and risks relating to the performance of our investment advisers.

Our primary market risk exposures are to changes in interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk." Prior to 2022, interest rates had been at or near historic lows for an extended period of time. A protracted low interest rate environment places pressure on our insurance subsidiaries' net investment income, which, in turn, would have a material adverse effect on our profitability. From 2022 to 2024, interest rates increased rapidly and significantly, which caused a significant decrease in the value of our fixed income securities, the majority of which were unrealized and recorded in equity. Future increases in interest rates could cause the values of our insurance subsidiaries' fixed income securities portfolios to decline further, with the magnitude of the decline depending on the duration of securities included in our insurance subsidiaries' portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected when purchased, which can affect the value of these securities and the amount and timing of cash flows therefrom.

The value of our insurance subsidiaries' investment portfolio is also subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities our insurance subsidiaries' hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities may also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our insurance subsidiaries' net investment income and result in realized investment losses. Our insurance subsidiaries' investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities our insurance subsidiaries' hold in their portfolio does not reflect prices at which actual transactions would occur.

The performance of our insurance subsidiaries' investments also depends heavily on our skills and those of our insurance subsidiaries' other investment advisers, in analyzing, selecting and managing the investments. Our insurance subsidiaries' investment policy establishes investment parameters such as maximum percentages of investment in certain types of securities and minimum levels of credit quality and is designed to manage investment risk. Achievement of our insurance subsidiaries' investment objectives will depend, in part, on our ability and other investment advisers' ability to provide competent, attentive and efficient services to our insurance subsidiaries' portfolio under the terms of the respective investment management agreement and to successfully manage their investment risk. There can be no assurance that, over time, we or our insurance subsidiaries' other investment advisers will be able to provide services on that basis or that we or they will be able to invest such assets on attractive terms or generate any investment returns for stockholders or avoid investment losses. Our insurance subsidiaries' investment objectives may not be achieved and results may vary substantially over time. In addition, although we and our insurance subsidiaries' other investment advisers seek to employ investment strategies that are not correlated with our insurance subsidiaries' insurance and reinsurance exposures, losses in their investment portfolio may occur at the same time as underwriting losses.

The performance of our insurance subsidiaries' investment portfolio is highly dependent on the financial and managerial experience of certain investment professionals associated with our insurance subsidiaries' investment advisers, none of whom are under any contractual obligation to our insurance subsidiaries to continue to be associated with such investment advisers. The loss of one or more of these individuals could have a material adverse effect on the performance of our insurance subsidiaries' investment portfolio.

A shift in our insurance subsidiaries' investment strategy could increase the riskiness of our insurance subsidiaries' investment portfolio and the volatility of our results, which, in turn, may have a material adverse effect on our profitability.

Our insurance subsidiaries' investment strategy has historically been largely focused on fixed income securities which are subject to less volatility but also lower returns as compared to certain other asset classes. In the future, our insurance subsidiaries' investment strategy may include a greater focus on investments in equity securities, which are subject, among other things, to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes such as fixed income securities. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders' claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer. An increase in the riskiness of our insurance subsidiaries' investment portfolio could lead to volatility of our results, which, in turn, may have a material adverse effect on our profitability.

Our insurance subsidiaries could be forced to sell investments to meet their liquidity requirements.

Our insurance subsidiaries invest a portion of the premiums they receive from their insureds until they are needed to pay policyholder claims. Consequently, our insurance subsidiaries seek to manage the duration of their investment portfolio based on the duration of their losses and loss adjustment expenses reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expenses reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. Our insurance subsidiaries may not be able to sell their investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

Cybersecurity attacks, technology breaches or failures of our or our third-party service providers' information systems could disrupt our various business operations and could result in the loss of critical and personally identifiable information, which could result in the loss of reputation and customers, reduce profitability, subject our businesses to fines, penalties and litigation and have a material adverse effect on our business's results of operation, financial condition and cash flows.

Tiptree's businesses are highly dependent upon the effective operation of their information systems and those of their third-party service providers and their ability to collect, use, store, transmit, retrieve and otherwise process personally identifiable information and other data, manage significant databases and expand and upgrade their information systems. Our businesses rely on these systems for a variety of functions, including marketing and selling their products and services, performing their services, managing their operations, processing claims and applications, providing information to customers, performing actuarial analyses and maintaining financial records. Some of these systems may include or rely on third-party systems not located on their premises or under their control. The interruption or loss of their information processing capabilities, or those of their third-party service providers, through cybersecurity attacks, computer hacks, theft, malicious software, phishing, employee error, ransomware, malware, denial-of-service attacks, social engineering, viruses, worms, other malicious software programs, the loss of stored data, programming errors, the breakdown or malfunctioning of computer equipment or software systems, telecommunications and electrical failure or damage caused by weather or natural disasters, war, catastrophes, terrorist attacks, industrial accidents or any other significant disruptions or security breaches could harm our businesses by hampering their ability to generate revenues and could negatively affect their partner relationships, competitive position and reputation.

In addition, our business's information systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks which could disable their information systems and their security measures may not prevent such attacks. Such information systems are additionally vulnerable to security incidents from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, or other third parties, or from cyberattacks by malicious third parties. There are numerous and evolving risks to cybersecurity and privacy from cyber threat actors, including criminal hackers, state-sponsored intrusions, industrial espionage and employee malfeasance. There is also a potential heightened risk of cybersecurity incidents as a result of geopolitical events outside of our control, such as the ongoing Russia-Ukraine conflict, as well as other geographical conflicts. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our IT systems and those of our business partners or third-party service providers to sophisticated and targeted measures known as advanced persistent threats. These cyber threat actors are becoming more sophisticated and coordinated in their attempts to access IT systems and data, including the IT systems of cloud providers and third parties with whom our businesses conduct or may conduct business. Although our businesses devote significant resources to prevent, detect, address and mitigate unwanted intrusions and other threats and protect their systems and data, whether such data is housed internally or by external third parties, such internal controls may not be adequate or successful in protecting against all security breaches and cybersecurity attacks, social-engineering attacks, computer break-ins, theft and other improper activity. Our businesses have experienced immaterial cybersecurity incidents and they and their third-party service providers will likely continue to experience cybersecurity incidents of varying degrees. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, generally are not recognized until launched against a target and can originate from a wide variety of sources, our businesses and the third parties with whom they do business may be unable to anticipate these techniques or to implement adequate preventative measures effective against all such security threats. With the increasing frequency of cyber-related fraud to obtain inappropriate payments and other threats related to cybersecurity attacks, our businesses may find it necessary to expend resources to remediate cyber-related incidents or to enhance and strengthen their cybersecurity. Such remediation efforts may not be successful and could result in interruptions, delays or cessation of service.

Our businesses have also implemented physical, administrative and logical security systems with the intent of maintaining the physical security of their facilities and systems and protecting their and their customers' confidential and personally identifiable information against unauthorized access through their information systems or by other electronic transmission or through misdirection, theft or loss of data. Despite such efforts, they have in the past, and may in the future, be subject to a breach of their security systems that results in unauthorized access to their facilities or the information they are trying to protect. Anyone who is able to circumvent their security measures or those of their third-party service providers and penetrate their information systems could access, view, misappropriate, alter, destroy, misuse or delete any information in such systems, including personally identifiable information and proprietary business information (their own or that of third parties) or compromise of their control networks or other critical systems and infrastructure, resulting in disruptions to their business operations or access to their financial reporting systems. While our businesses have implemented business contingency plans and other reasonable plans to protect their systems, sustained or repeated system failures or service denials could severely limit their ability to write and process new and renewal business, provide customer service or otherwise operate in the ordinary course of business. In addition, most states require that customers be notified if a security breach results in the disclosure of personally identifiable customer information and the trend toward general public notification of such incidents could exacerbate the harm to our companies' business, financial condition and results of operations. Any failure, interruption or compromise of the security of our business's information systems or those of their third-party service providers that result in inappropriate disclosure of such information could result in, among other things, significant financial losses, unfavorable publicity and damage to their reputation, governmental inquiry and oversight, difficulty in marketing their services, loss of customers, significant civil and criminal liability related to legal or regulatory violations, litigation and the incurrence of significant technical, legal and other expenses, any of which may have a material adverse effect on their business, results of operations, financial condition and cash flows. Additionally, the costs related to significant security breaches or disruptions could be material and cause our businesses to incur significant expenses, and any cybersecurity insurance that our businesses may have in place may not cover such expenses.

In some cases, our businesses rely on the safeguards put in place by third parties to protect against security threats. These third parties, including vendors that provide products and services for their operations, could also be a source of security risk to them in the event of a failure or a security incident affecting such third parties' own security systems and infrastructure. If the information technology systems of our business's third-party service providers become subject to disruptions or security breaches, our businesses may have insufficient recourse against such third parties and our businesses may have to expend significant resources to mitigate the impact of such an event and to develop and implement protections to prevent future events of this nature from occurring. Our business's network of ecosystem partners could also be a source of vulnerability to the extent their applications interface with our businesses, whether unintentionally or through a malicious backdoor. Our businesses do not review the software code included in third-party integrations in all instances.

Our insurance business is dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers for distribution of its products and services, and the loss of these distribution sources, or their failure to sell our insurance business's products and services could materially and adversely affect its business, results of operations and financial condition and cash flows.

Our insurance business is dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers to distribute its products and services and its revenue is dependent on the level of business conducted by such distributors as well as the effectiveness of their sales efforts, each of which is beyond our insurance business's control because such distributors typically do not have any minimum performance or sales requirements. Further, although its program arrangements with these distributors can be exclusive, they can be canceled on relatively short notice. Therefore, our insurance business's growth is dependent, in part, on its ability to identify and attract new distribution relationships and successfully integrate its information systems with those of its new distributors. The impairment of our insurance business's distribution relationships, the loss of a significant number of its distribution relationships, the failure to establish new distribution relationships, the failure to offer increasingly competitive products, the increase in sales of competitors' services and products by these distributors or the decline in distributors' overall business activity or the effectiveness of their sales of our insurance business's products could materially reduce our insurance business's sales and revenues and have a material adverse effect on its business, results of operations, financial condition and cash flows.

Our insurance business may lose distributors or business as a result of consolidation within the financial services industry or otherwise.

There has been considerable consolidation in the financial services industry, driven primarily by the acquisition of small and mid-size organizations by larger entities. We expect this trend to continue. Our insurance business may lose business or suffer decreased revenues if one or more of its significant distributors consolidate or align themselves with other companies. While our insurance business has not been materially affected by consolidation to date, it may be affected by industry consolidation that occurs in the future, particularly if any of its significant clients are acquired by organizations that already possess the operations, services and products that it provides.

A downgrade in our insurance subsidiaries' claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.

Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best and KBRA, as an important means of assessing the financial strength and quality of insurers, including their ability to pay claims. In setting its ratings, A.M. Best and KBRA perform quantitative and qualitative analyses of a company's balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from "A++" (Superior) to "F" for insurance companies that have been publicly placed in liquidation. KBRA's ratings range from AAA (extremely strong) to R (under regulatory supervision).

Currently, A.M. Best has assigned a financial strength of "A-" (Excellent) (Outlook Stable) and KBRA has assigned a financial strength rating of "A–" (Outlook Stable) to our insurance subsidiaries. A.M. Best and KBRA assign ratings that are intended to provide an independent opinion of an insurance company's ability to meet its obligations to policyholders. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best and KBRA periodically review our insurance subsidiaries' financial strength ratings and may, at their discretion, revise downward or revoke their ratings based primarily on their analyses of our insurance subsidiaries' balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Other independent ratings agencies may also assign our insurance subsidiaries' financial strength ratings in the future, and these ratings may be below expectations. Factors that could affect such analyses include:

- if our insurance subsidiaries change their business practices from their organizational business plan in a manner that no longer supports A.M. Best's or KBRA's ratings;
- if unfavorable financial, regulatory or market trends affect our insurance subsidiaries, including excess market capacity;
- if our insurance subsidiaries' losses exceed their loss reserves;
- if our insurance subsidiaries have unresolved issues with government regulators;
- if our insurance subsidiaries are unable to retain their senior management or other key personnel;
- if our insurance subsidiaries' investment portfolio incurs significant losses; or

- if A.M. Best or KBRA alters its capital adequacy assessment methodology in a manner that would adversely affect our insurance subsidiaries' ratings.

These and other factors could result in a downgrade of our insurance subsidiaries' financial strength ratings. A downgrade or withdrawal of our insurance subsidiaries' ratings could result in any of the following consequences, among others:

- causing our insurance subsidiaries' current and future distribution partners and insureds to choose other, more highly-rated competitors;
- increasing the cost or reducing the availability of reinsurance to our insurance subsidiaries; or
- severely limiting or preventing our insurance subsidiaries from writing new and renewal insurance contracts.

In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations' models for maintenance of certain ratings levels. We can offer no assurance that our insurance subsidiaries' ratings will remain at their current levels. It is possible that such reviews of our insurance subsidiaries may result in adverse ratings consequences, which could have a material adverse effect on our insurance subsidiaries' business, results of operations, financial condition and cash flows.

If market conditions cause reinsurance to be more costly or unavailable, our insurance subsidiaries may be required to bear increased risks or reduce the level of their underwriting commitments.

Our insurance subsidiaries' reinsurance facilities are generally subject to annual renewal. They may not be able to maintain their current reinsurance facilities and their customers may not be able to continue to operate their captive reinsurance companies. As a result, even where highly desirable or necessary, they may not be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If our insurance subsidiaries are unable to renew their expiring facilities or to obtain or structure new reinsurance facilities, either their net exposures would increase or, if they are unwilling to bear an increase in net exposures, they may have to reduce the level of their underwriting commitments. Either of these potential developments could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries' failure to accurately pay claims in a timely manner could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries must accurately and timely evaluate and pay claims that are made under their policies. Many factors affect their ability to pay claims accurately and timely, including the training and experience of their claims representatives, including their distribution partners, the effectiveness of their management, and their ability to develop or select and implement appropriate procedures and systems to support their claims functions and other factors. Their failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine their reputation in the marketplace and have a material adverse effect on their business, financial condition, results of operations and cash flows. In addition, if our insurance subsidiaries do not manage their distribution partners effectively, or if their distribution partners are unable to effectively handle their volume of claims, their ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our insurance subsidiaries' business could suffer from decreased quality of claims work which, in turn, could have a material adverse effect on their operating margins.

Our insurance subsidiaries may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.

Our insurance subsidiaries use reinsurance to reduce the severity and incidence of claims costs, and to provide relief with regard to certain reserves. Under these reinsurance arrangements, other insurers assume a portion of our losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, reinsurance arrangements do not eliminate our obligation to pay claims and we assume credit risk with respect to our ability to recover amounts due from reinsurers. The inability or unwillingness of any reinsurer to meet its financial obligations could negatively affect our business, results of operations, financial condition and cash flows. As credit risk is generally a function of the economy, our insurance subsidiaries face a greater credit risk in an economic downturn. While our insurance subsidiaries attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, their efforts may not be successful. For example, to reduce such credit risk, our insurance subsidiaries require certain third parties to post collateral for some or all of their obligations to them. In cases where our insurance subsidiaries receive letters of credit from banks as collateral and one of their counterparties is unable to honor its obligations, our insurance subsidiaries are exposed to the credit risk of the banks that issued the letters of credit.

New lines of business, new products and services or new geographic markets may subject our insurance subsidiaries to additional risks.

From time to time, our insurance subsidiaries may implement new lines of business, offer new products and services within existing lines of business, or expand into new geographic markets. In addition, our insurance subsidiaries will continue to make investments in development and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business, new products or services and/or expansions into new geographic markets, our insurance subsidiaries may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services and/or expansions into new geographies, may not be achieved and price and profitability targets may not prove feasible. Furthermore, new lines of business and/or new product or service offerings may not gain market acceptance. Our insurance subsidiaries also may not gain market acceptance in new geographies. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our insurance subsidiaries' IT of introducing any new line of business or new product or service and/or new geographic market could have a significant impact on the effectiveness of their system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our insurance subsidiaries' business, financial condition, results of operations and cash flows.

If our insurance subsidiaries fail to manage future growth effectively, their business, results of operations, financial condition and cash flows would be harmed.

Our insurance subsidiaries have expanded their operations significantly and anticipate that further expansion will be required in order for them to significantly grow their business. In particular, they may require additional capital, systems development and skilled personnel. Their growth has placed and may continue to place increasing and significant demands on their management, operational and financial systems and infrastructure and their other resources. If our insurance subsidiaries do not effectively manage their growth, the quality of their services could suffer, which could harm their business, results of operations, financial condition and cash flows. In order to manage future growth, they may need to hire, integrate and retain highly skilled and motivated employees. Our insurance subsidiaries may not be able to hire new employees quickly enough to meet their needs. If they fail to effectively manage their hiring needs and successfully integrate new hires, their efficiency and their employee morale, productivity and retention could suffer, and their business, results of operations, financial condition and cash flows could be harmed. They may also be required to continue to improve their existing systems for operational and financial management, including their reporting systems, procedures and controls. These improvements may require significant capital expenditures and place increasing demands on their management. They may not be successful in managing or expanding their operations or in maintaining adequate financial and operating systems and controls. If they do not successfully implement any required improvements in these areas, their business, results of operations, financial condition and cash flows could be harmed.

The effects of emerging claim and coverage issues on our insurance subsidiaries' business are uncertain.

As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may have a material adverse effect on our insurance subsidiaries' business by either extending coverage beyond their underwriting intent or by increasing the number or size of claims. In some instances, these emerging issues may not become apparent for some time after they have issued the affected insurance policies. As a result, the full extent of liability under their insurance policies may not be known until many years after the policies are issued. In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on their business. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm their business and have a material adverse effect on their results of operations.

Our insurance subsidiaries' international operations expose them to investment, political and economic risks, including foreign currency and credit risk.

Our insurance subsidiaries' expanding international operations in the United Kingdom, continental Europe and the Asia-Pacific region, expose them to increased investment, political and economic risks, including foreign currency exchange rate risk with certain assets and liabilities, and credit risk. Changes in the value of the U.S. dollar relative to the value of the British Pound Sterling, Euro and other currencies in the jurisdictions in which they operate could have a material adverse effect on their business, results of operations, financial condition and cash flows. Their investments in non-U.S.-denominated assets are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by their non-U.S. subsidiaries to their parent companies in the United States.

Our insurance subsidiaries use AI, machine learning and statistical models to assist their decision-making in key areas, such as underwriting, claims, reserving, and catastrophe risk, but actual results could differ materially from the model outputs and related analyses.

Our insurance subsidiaries use various modeling techniques, including Stochastic, Bayesian statistics, classification, regression, clustering and other advanced machine learning techniques along with data analytics to analyze and estimate loss trends and other risks associated with their underwriting and claims operations. Our insurance subsidiaries use the modeled outputs and related analyses to assist them in certain decisions involving underwriting, pricing, claims, reserving, reinsurance, and catastrophe risk. As with many technological innovations, AI and machine learning present risks and challenges that could affect their adoption, and therefore our insurance subsidiaries' business. The assumptions used in deriving modeled outputs and related analyses are subject to uncertainties, model errors and the limitations of historical internal and industry data. In addition, the modeled outputs and related analyses may from time to time contain inaccuracies, which could have a material adverse effect on our insurance subsidiaries' results of operations, if, based upon these models, they misprice their products, underestimate the frequency and/or severity of loss events, or overestimate the risks they are exposed to. Persistent inaccuracies may adversely impact new business growth and retention of our insurance subsidiaries' existing clients which could have a material adverse effect on our insurance subsidiaries' results of operations and financial condition.

Additionally, there are significant risks involved in developing and deploying AI, such as an increase in intellectual property infringement or misappropriation, data privacy, cybersecurity, operational and technological risks, harmful content, accuracy, bias, toxicity and discrimination, any of which could affect our insurance subsidiaries' further development, adoption, and use of AI, and may cause them to incur additional research and development costs to resolve such issues. In addition, no assurance can be provided that the usage of such AI will enhance our insurance subsidiaries' business or assist in being more efficient or profitable. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our insurance subsidiaries' results of operations and financial condition. It is not possible to predict all of the risks related to the use of AI, and changes in laws, rules, directives and regulations governing AI may adversely affect our insurance subsidiaries' ability to develop and use AI or subject them to legal liability.

Our businesses could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.

The success of our businesses depends on their ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about their industry and business. The pool of talent from which they actively recruit is limited and may fluctuate based on market dynamics specific to their industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for them to retain and recruit key personnel and maintain labor costs at desired levels. Should any of their key executives cease to be employed by them, or if they are unable to retain and attract talented personnel, they may be unable to maintain their current competitive position in the specialized markets in which they operate, which could have a material adverse effect on their results of operations.

Our insurance subsidiaries' continued growth depends in part on their ability to continue to grow their customer base.

Increasing the customer base of our insurance subsidiaries will depend, to a significant extent, on their ability to effectively expand their sales and marketing activities, as well as their partner ecosystem and other customer referral sources. They may not be able to recruit qualified sales and marketing personnel, train them to perform and achieve an acceptable level of sales production from them on a timely basis or at all. If our insurance subsidiaries are unable to maintain effective sales and marketing activities and maintain and expand their partner network, their ability to attract new customers could be harmed and their business, results of operations, financial condition and cash flows would suffer.

Our insurance subsidiaries may not be able to effectively start up or integrate new program opportunities, and they may invest in new program opportunities or initiatives that are ultimately unsuccessful.

Our insurance subsidiaries' ability to grow their business depends, in part, on their creation, implementation and acquisition of new insurance programs that are profitable and fit within their business model. New program launches as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring they have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If they cannot accurately assess and overcome these obstacles or they improperly implement new insurance programs, their ability to grow profitably will be impaired. Additionally, they may be unsuccessful in identifying new program opportunities, or they may be unable to develop or market new programs or initiatives in a timely or cost-effective manner. In addition, new programs or initiatives may not achieve the market penetration or price levels necessary for profitability. If they are unable to develop timely enhancements to, and new features for, their existing programs and services or if they are unable to develop new programs and services, their programs and services may become less marketable and less competitive, and their business, results of operations, financial condition and cash flows would be harmed.

If our businesses are unable to maintain a high level of service, their business, results of operations, financial condition and cash flows may be harmed.

One of the key attributes of our various businesses is providing high quality service to their partners and customers. They may be unable to sustain these levels of service, which would harm their reputation and our business. Alternatively, they may only be able to sustain high levels of service by significantly increasing their operating costs, which would materially and adversely affect their results of operations. The level of service they are able to provide depends on their personnel to a significant extent. Their personnel must be well-trained in their processes and able to handle customer calls effectively and efficiently. Any inability of their personnel to meet service level demands, whether due to absenteeism, training, turnover, disruptions at their facilities, including due to health emergencies, such as pandemics, bad weather, power outages or other reasons, could adversely impact their business. If they are unable to maintain high levels of service performance, their reputation could suffer and their business, results of operations, financial condition and cash flows would be harmed.

Our business's results of operations have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.

Our business's results of operations are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency, occurrence or severity of catastrophic or other insured events or otherwise, fluctuating interest rates, claims exceeding our insurance subsidiaries' loss reserves, competition in the industries in which our subsidiaries operate, deviations from expected renewal rates of existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.

In particular, our insurance subsidiaries seek to underwrite products and make investments to achieve favorable returns on tangible stockholders' equity over the long-term. In addition, their opportunistic nature may result in fluctuations in gross written premiums from period to period as they concentrate on underwriting contracts that they believe will generate better long-term, rather than short-term, results. Accordingly, their short-term results of operations may not be indicative of their long-term prospects.

The industries in which our businesses operate are cyclical in nature.

The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition (a "soft market") followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition (a "hard market"). Soft markets occur when the supply of insurance capital in a given market or territory is greater than the amount of insurance coverage demanded by all potential insureds in that market. When this occurs, insurance prices tend to decline and policy terms and conditions become more favorable to insureds. Conversely, hard markets occur when there is not enough insurance capital capacity in the market to meet the needs of potential insureds, causing insurance prices to generally rise and policy terms and conditions to become more favorable to insurers. Although an individual insurance company's financial performance depends on its own specific business characteristics, the profitability of most P&C insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted carrier market, exacerbating the effects of rate decreases. Some of our insurance subsidiaries' specialty programs are exposed to these hard and soft market cycles. Our insurance subsidiaries' business generally impacted by P&C commercial market cycles is primarily reported in their property and short-tail, general liability and professional liability lines. Across these lines, they manage various multiline and monoline programs that are impacted in different ways by market cycles. Currently, our insurance subsidiaries believe the following specialty programs and lines of business are in, to varying degrees, a hard market: programs in the property and short-tail lines; within general liability line of business, contractors, excess liability and manufactured home parks programs; and programs in the professional liability line of business. Our insurance subsidiaries seek to limit the potential impact of these trends through their underwriting process that includes, but is not limited to, maintaining a diverse book of business with exposures to various lines, and products, limiting their risk exposures through reinsurance, carefully crafting their underwriting guidelines and monitoring how their distribution partners adhere to those guidelines. Additionally, our insurance subsidiaries believe that other insurance lines, specifically personal lines and alternative risks, are not influenced by the hard and soft market cycles to the same degree as P&C commercial lines.

Furthermore, adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our insurance subsidiaries' growth and profitability. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects their premium levels and profitability. Negative economic factors may also affect their ability to receive the appropriate rate for the risk they insure with their policyholders and may adversely affect the number of policies they can write, and their opportunities to underwrite profitable business. In an economic downturn, our insurance subsidiaries' customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew their policies. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. Some of our insurance subsidiaries' lines of business that provide reconstruction, replacement or repair benefits may be negatively affected by higher rates for labor or the cost of replacement parts, and they have also experienced temporarily higher claims severities, in particular for their service contracts lines of business. In addition, high inflation may impact the creditworthiness of reinsurers and counterparties that our insurance subsidiaries contract with, which may negatively impact the ability of such parties to make timely payments pursuant to our insurance subsidiaries' contracts with them. These outcomes would reduce their underwriting profit to the extent these factors are not reflected in the rates they charge, including to the extent their distribution partners are unable or unwilling to effectively implement pricing or coverage to mitigate these impacts.

The financial performance of the mortgage segment largely depends on the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions beyond our control. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment or stagnant or declining wages affect our clients' income and thus their ability and willingness to make loan payments. National or global events affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential clients to take out loans. As a result, such economic factors affect loan origination volume.

If our insurance subsidiaries are not able to maintain and enhance their brand, their business and results of operations will be harmed. Damage to their reputation and negative publicity could have a material adverse effect on their business, results of operations, financial condition and cash flows.

We believe that maintaining and enhancing our insurance subsidiaries' brand identity is critical to their relationships with their existing customers and partners and to their ability to attract new customers and partners. They also intend to grow their brand awareness among consumers and potential program partners in order to further expand their reach and attract new customers and program partners. The promotion of their brand in these and other ways may require them to make substantial investments and it is anticipated that, as their market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. Our insurance subsidiaries' brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses they incur and their results of operations could be harmed. If they do not successfully maintain and enhance their brand, their business may not grow and they could lose their relationships with customers or partners, which would harm their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries may be adversely affected by negative publicity relating to brand and activities. For instance, if their brand receives negative publicity, the number of customers visiting their platforms could decrease, and their cost of acquiring customers could increase as a result of a reduction in the number of consumers coming from their direct customer acquisition channel.

Our business's risk management policies and procedures may prove to be ineffective and leave them exposed to unidentified or unanticipated risk, which could adversely affect their business, results of operations, financial condition or cash flows.

Our businesses have developed and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which they are exposed. There are, however, inherent limitations to risk management strategies because there may exist, or develop in the future, risks that they have not appropriately anticipated or identified. If their risk management policies and procedures are ineffective, they may suffer unexpected losses and could be materially adversely affected. As their business changes and the markets in which they operate evolve, their risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new products or new business strategies may present risks that are not appropriately identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience, the effectiveness of their risk management strategies may be limited, resulting in losses to them. In addition, there can be no assurance that they can effectively review and monitor all risks or that all of their employees will follow their risk management policies and procedures.

Moreover, state legislatures and regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to insurers and within mortgage originators that may pose risk to borrowers. Our insurance and mortgage subsidiaries operate within an enterprise risk management ("ERM") framework designed to assess and monitor their risks. However, there can be no assurance that they can effectively review and monitor all risks, or that all of their employees will operate within the ERM framework or that their ERM framework will result in their accurately identifying all risks and accurately limiting their exposures based on our business's assessments.

Our insurance subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under their indebtedness, which may not be successful.

Our insurance subsidiaries' ability to make scheduled payments on or refinance their debt obligations depends on their financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond their control. They may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on their indebtedness.

If their cash flows and capital resources are insufficient to fund their debt service obligations, they could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter their dividend policy, seek additional debt or equity capital or restructure or refinance their indebtedness. They may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow them to meet their scheduled debt service obligations. The instruments that will govern their indebtedness may restrict their ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict their ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. They may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

Our insurance subsidiaries' inability to generate sufficient cash flows to satisfy their debt obligations, or to refinance their indebtedness on commercially reasonable terms or at all, may materially adversely affect their business, results of operations, financial condition and cash flows.

Restrictive covenants in the agreements governing our indebtedness may restrict our ability to operate our business and may restrict our insurance subsidiaries' ability to pursue our business strategies.

The agreements governing our and our insurance subsidiaries' indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions and may limit our ability to operate and our insurance subsidiaries' ability to pursue their business strategies or undertake actions that may be in our or their best interests, as applicable.

The Tiptree Credit Agreement includes covenants restricting, among other things, our ability to:

- pledge Fortegra common stock;
- incur or guarantee additional debt;
- incur liens;
- make negative pledges;
- make junior payments;
- make investments or complete acquisitions or dispositions of assets;
- complete mergers, consolidations and dissolutions;
- enter into transactions with affiliates;
- prepay certain debt; and

- otherwise conduct our business.

The agreements governing our insurance subsidiaries' indebtedness include covenants restricting, among other things, their ability to:

- incur or guarantee additional debt;
- incur liens;
- complete mergers, consolidations and dissolutions;
- enter into transactions with affiliates;
- pay dividends or other distributions;
- sell certain of their assets that have been pledged as collateral; and
- undergo a change in control.

A breach of the covenants under the Tiptree Credit Agreement, the respective indentures that govern the Notes and the Fortegra Credit Agreement, could result in an event of default. Such default may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or our insurance subsidiaries' lenders or noteholders accelerate the repayment of their indebtedness, we or they and their subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we and our insurance subsidiaries may be:

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or
- unable to operate or compete effectively or to take advantage of new business opportunities.

These restrictions may affect our and our insurance subsidiaries' ability to grow in accordance with our or their respective strategies. In addition, our or their respective financial results, substantial indebtedness and credit ratings could materially adversely affect the availability and terms of future financing.

Retentions in various lines of business expose our insurance subsidiaries to potential losses.

Our insurance subsidiaries retain risk for their own account on business underwritten by their insurance subsidiaries. The determination to reduce the amount of reinsurance they purchase, or not to purchase reinsurance for a particular risk, customer segment or category is based on a variety of factors, including market conditions, pricing, availability of reinsurance, their capital levels and their loss history. Such determinations increase their financial exposure to losses associated with such risks, customer segments or categories and, in the event of significant losses associated with such risks, customer segments or categories, could have a material adverse effect on their business, results of operations, financial condition and cash flows.

The exit of the United Kingdom from the European Union could adversely affect our insurance subsidiaries' business.

The United Kingdom ceased to be a part of the EU on December 31, 2020 (which is commonly referred to as "Brexit"). Aspects of the relationship between the United Kingdom and the EU remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. The effects of Brexit on our insurance subsidiaries' business will depend on the manner in which it is implemented and any other relevant agreements between the United Kingdom and the EU, among other factors. For example, the United Kingdom ratified a trade and cooperation agreement governing its future relationship with the EU. Among other things, the agreement, which became effective in mid-2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and governance. Because the agreement merely sets forth a framework in many respects that requires complex additional bilateral negotiations between the United Kingdom and the EU, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Because our insurance subsidiaries conduct business in both the United Kingdom and the EU and because they rely on their Malta insurance subsidiary's ability to conduct business in the United Kingdom, they face risks associated with the uncertainty and disruptions relating to Brexit, including the risk of additional regulatory and other costs and challenges and/or limitations on their ability to sell particular products and services. As a result, the ongoing uncertainty surrounding Brexit could have a material adverse effect on their business (including their European growth plans), results of operations, financial condition and cash flows.

Proposed or potential industry or legislative developments in the E&S market could further increase competition in our insurance subsidiaries' industry and have a material adverse effect on their premiums, underwriting results and profits.

A number of new, proposed or potential industry or legislative developments could further increase competition in the E&S market and have a material adverse effect on our insurance subsidiaries' premiums, underwriting results and profits. These developments include:

- Changing distribution practices caused by the internet, including shifts in the way in which E&S insurance is purchased by consumers. Our insurance subsidiaries currently depend largely on distribution through third-party agents and brokers. If their distribution model were to be significantly altered by changes in the way E&S insurance is regulated, marketed, or sold including, without limitation, through the use of the internet, it could have a material adverse effect on our insurance subsidiaries' premiums, underwriting results and profits;

- Admitted products may be preferred from a regulatory or legislative perspective in certain jurisdictions; and

- The market for E&S as compared to admitted products may shift based on the availability of admitted products at competitive prices and consumer, agent or broker preferences, among other factors.

Due to the structure of some of our insurance business's commissions, it is exposed to risks related to the creditworthiness of some of its independent agents and program partners.

Our insurance business is subject to the credit risk of some of the independent agents and program partners with which it contracts to sell its products and services. Our insurance business typically advances commissions as part of its product offerings. These advances are a percentage of the premiums charged. If our insurance business over-advances such commissions, the agents and program partners may not be able to fulfill their payback obligations, which could have a material adverse effect on our insurance businesses, results of operations and financial condition.

Failure of our insurance subsidiaries' distribution partners to properly market, underwrite or administer policies could adversely affect our insurance subsidiaries.

The marketing, underwriting, claims administration and other administration of policies in connection with our insurance subsidiaries' issuing carrier services are the responsibility of their distribution partners. Any failure by them to properly handle these functions could result in liability to our insurance subsidiaries. Even though their distribution partners may be required to compensate them for any such liability, there are risks that they do not pay them because such partners become insolvent or otherwise. Any such failures could create regulatory issues or harm our insurance subsidiaries' reputation, which could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Third-party vendors our businesses rely upon to provide certain business and administrative services on their behalf may not perform as anticipated, which could have an adverse effect on their business, results of operations, financial condition and cash flows.

Our businesses have taken action to reduce coordination costs and take advantage of economies of scale by transitioning multiple functions and services to third-party providers. They periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. If such third-party providers experience disruptions or do not perform as anticipated, or our businesses experience problems with a transition to a third-party provider, they may experience operational difficulties, an inability to meet obligations (including policyholder obligations), a loss of business and increased costs, or suffer other negative consequences, all of which may have a material adverse effect on their business, results of operations, liquidity and cash flows.

Our insurance subsidiaries may act based on inaccurate or incomplete information regarding the accounts they underwrite.

Our insurance subsidiaries rely on information provided by insureds or their representatives when underwriting insurance policies. While they may make inquiries to validate or supplement the information provided, they may make underwriting decisions based on incorrect or incomplete information. It is possible that they will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that they insure because of their reliance on inadequate or inaccurate information.

Any failure to protect or enforce our insurance subsidiaries' intellectual property rights could impair their intellectual property, technology platform and brand. In addition, they may be sued by third parties for alleged infringement of their proprietary rights.

Our insurance subsidiaries' success and ability to compete depend in part on their ability to establish, maintain, protect and enforce their intellectual property and proprietary rights, which includes their rights in their technology platform and their brand. Our insurance subsidiaries primarily rely on a combination of intellectual property rights, such as copyrights, trade secrets and trademarks, in addition to confidentiality agreements, procedures and contractual provisions with their employees, clients, service providers, partners and other third parties to establish, maintain, protect and enforce their proprietary or confidential information and intellectual property rights. Our insurance subsidiaries also rely on agreements under which they contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. In addition, while they generally enter into confidentiality agreements with employees and third parties to protect their trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for their trade secrets and know-how. Similarly, while they seek to enter into agreements with all of their employees who develop intellectual property during their employment to assign the rights in such intellectual property to our insurance subsidiaries, they may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and they may be subject to claims that such employees misappropriated relevant rights from their previous employers.

The steps our insurance subsidiaries take to protect their intellectual property may be inadequate and despite their efforts to protect their proprietary rights and intellectual property, unauthorized parties may attempt to copy aspects of their solutions or to obtain and use information that they regard as proprietary, and third parties may attempt to independently develop similar technology. Policing unauthorized use of their technology and intellectual property rights may be difficult and may not be effective.

Litigation brought to protect and enforce their intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of their intellectual property. The litigation process is subject to inherent uncertainties, and they may not prevail in litigation matters regardless of the merits of their position. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of their trade secrets. Additionally, their efforts to enforce their intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of their intellectual property rights. Our insurance subsidiaries' failure to secure, protect, defend and enforce their intellectual property rights could adversely affect their brand and adversely affect their business.

Our insurance subsidiaries' success also depends in part on them not infringing, misappropriating or otherwise violating the intellectual property rights of others. Their competitors and other third parties may own or claim to own intellectual property relating to our insurance subsidiaries' industry and, in the future, may claim that our insurance subsidiaries are infringing, misappropriating or otherwise violating their intellectual property rights, and our insurance subsidiaries may be found to be infringing on such rights. The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. The disposition of any such claims, whether through settlement or licensing discussions or litigation, could cause our insurance subsidiaries to incur significant expenses and, if successfully asserted against them, could require that they pay substantial damages or ongoing royalty payments, prevent them from offering certain of their products and services, require them to change their technology or business practices or require that they comply with other unfavorable terms. Even if our insurance subsidiaries were to prevail in such a dispute, any litigation could be costly and time-consuming, divert the attention of their management and key personnel from their business operations and materially adversely affect their business, financial condition and results of operations.

Our businesses employ third-party licensed software, and the inability to maintain these licenses, errors in the software they license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect their business.

Our businesses rely on certain third-party software obtained under licenses from other companies and anticipate that they will continue to rely on such third-party software in the future. Although they believe that there are commercially reasonable alternatives to the third-party software they currently license, this may not always be the case, or it may be difficult or costly to replace their existing third-party software. In addition, integration of new third-party software may require significant work and require substantial investment of their time and resources. Our business's use of additional or alternative third-party software would require them to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively impact their respective business.

Additionally, some of the software powering our business's technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on their ability to operate their systems. In the event that portions of their proprietary software are determined to be subject to an open source license, they could be required to publicly release the affected portions of their source code, which could allow our business's clients and competitors to freely use such source code without compensation to us, or re-engineer all or a portion of their technology systems, each of which could reduce or eliminate the value of their technology systems. While our businesses take steps to monitor the use of all software covered by open source licenses in our technology systems to ensure that no such software is used in such a way as to require us to disclose the source code to the related technology when they do not wish to do so, such use could inadvertently occur and could harm our businesses, results of operations, financial condition and cash flows. In addition, the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our business's systems that rely on open source software and may present additional security risks. Such risk could be difficult or impossible to eliminate and could adversely affect our business's, results of operations, financial condition and cash flows. Such risk could be difficult or impossible to eliminate and could adversely affect our business's results of operations, financial condition and cash flows.

Some of our investments are made jointly with other persons or entities, which may limit our flexibility with respect to such jointly owned investments and could, thereby, have a material adverse effect on our business, results of operations and financial condition and our ability to sell these investments.

Some of our current investments are, and future investments may be, made jointly with other persons or entities when circumstances warrant the use of such structures and we may continue to do so in the future. Our participation in such joint investments is subject to the risks that:

- we could experience an impasse on certain decisions because we do not have sole decision-making authority, which could require us to expend additional resources on resolving such impasses or potential disputes;
- our partners could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments;
- our partners might become bankrupt, fail to fund their share of required capital contributions or fail to fulfill their obligations as partners, which may require us to infuse our own capital into such venture(s) on behalf of the partner(s) despite other competing uses for such capital;
- our partners may have competing interests in our markets that could create conflict of interest issues;
- any sale or other disposition of our interest in such a venture may require consents which we may not be able to obtain;
- such transactions may also trigger other contractual rights held by a partner, lender or other third-party depending on how the transaction is structured; and
- there may be disagreements as to whether consents and/or approvals are required in connection with the consummation of a particular transaction with a partner, lender and/or other third-party, or whether such transaction triggers other contractual rights held by a partner, lender and/or other third-party, and in either case, those disagreements may result in litigation.

Our mortgage business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our mortgage business.

Changes in interest rates and the level of interest rates are key drivers that impact the volatility of our mortgage loan originations. The historically low interest rate environment over the last several years created strong demand for mortgages. While long-term residential mortgage interest rates were at or near record lows for an extended period, from 2022 to 2024, the Federal Reserve initiated a rapid series of interest rate increases that resulted in lower revenue and profitability in our mortgage business. The overwhelming majority of our mortgage loan originations have historically been refinancing existing homeowner's mortgage loans, with a particular emphasis on cash out refinancings. With the recent rise in interest rates, we may not be able to continue to grow our mortgage originations in the future.

With regard to the portion of our mortgage business that is centered on refinancing existing mortgages, we generally note that the refinance market experiences more significant fluctuations than the purchase market as a result of interest rate changes, with the rate and term financing market impacted the most by the volatility in mortgage rates. As interest rates rise, refinancing generally becomes a smaller portion of the market as fewer consumers are interested in refinancing their mortgages. With regard to our purchase mortgage loan business, higher interest rates may also reduce demand for purchase mortgages as home ownership becomes more expensive. This could adversely affect our mortgage business's revenues or require our mortgage business to increase marketing expenditures in an attempt to increase or maintain its volume of mortgages. Decreases in interest rates can also adversely affect our mortgage business's financial condition, the value of its mortgage servicing rights ("MSRs") portfolio, and its results of operations. Even in sustained low interest rate environments, refinancing transactions decline over time, as many clients and potential clients have already taken advantage of the low interest rates.

Changes in interest rates are also a key driver of the performance of our servicing business, particularly because our mortgage business's portfolio is composed primarily of MSRs related to high-quality loans, the values of which are highly sensitive to changes in interest rates. Historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates. As a result, decreases in interest rates could have a detrimental effect on our mortgage business.

Borrowings under some of our mortgage business's finance and warehouse facilities are at variable rates of interest, which also expose us to interest rate risk. As interest rates increase, our mortgage business's debt service obligations on certain of its variable-rate indebtedness have increased even though the amount borrowed remains the same, and net income and cash flows, including cash available for servicing indebtedness, have correspondingly decreased. Our mortgage business currently has entered into, and in the future may continue to enter into, interest rate swaps that involve the exchange of floating for fixed-rate interest payments to reduce interest rate volatility. However, our mortgage business may not maintain interest rate swaps with respect to all of its variable-rate indebtedness, and any such swaps may not fully mitigate its interest rate risk, may prove disadvantageous, or may create additional risks.

In addition, our mortgage business is materially affected by the monetary policies of the U.S. government and its agencies. Our mortgage business is particularly affected by the policies of the Federal Reserve, which influence interest rates and impact the size of the loan origination market. In 2017, the Federal Reserve ended its quantitative easing program and started its balance sheet reduction plan. The Federal Reserve's balance sheet consists of U.S. Treasuries and mortgage-backed securities ("MBS") issued by Fannie Mae, Freddie Mac and Ginnie Mae. To shrink its balance sheet, the Federal Reserve had slowed the pace of MBS purchases to a point at which natural runoff exceeded new purchases, resulting in a net reduction. In response to the COVID-19 pandemic, state and federal authorities took several actions to provide relief to those negatively affected by COVID-19, such as the CARES Act and the Federal Reserve's support of the financial markets. The lasting results of these policies by the Federal Reserve are unknown at this time.

Our mortgage business's MSRs are highly volatile assets with continually changing values, and these changes in value, or inaccuracies in estimates of their value, could adversely affect our mortgage business's financial condition and results of operations.

The value of our mortgage business's MSRs is based on the cash flows projected to result from the servicing of the related mortgage loans and continually fluctuates due to a number of factors. These factors include changes in interest rates; historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates and refinancings. Other market conditions also affect the number of loans that are refinanced and thus no longer result in cash flows, and the number of loans that become delinquent.

Our mortgage business uses two external valuation firms to fair value its MSR assets. These valuation firms utilize market participant data and actual MSR market trades to value our MSRs for purposes of financial reporting, These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs, and because of the complexity involved with anticipating such variables over the life of the MSR. Even if the general accuracy of their valuation models is validated, valuations are highly dependent upon the reasonableness of their assumptions and the results of the models. If loan delinquencies or prepayment speeds are higher than anticipated or other factors perform worse than modeled, the recorded value of certain of their MSRs may decrease, which could adversely affect their business and financial condition.

Our mortgage business is highly dependent upon programs administered by GSEs, such as Fannie Mae and Freddie Mac, as well as Ginnie Mae, to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our mortgage business, financial condition and results of operations.

There is uncertainty regarding the future of Fannie Mae and Freddie Mac, including with respect to how long they will continue to be in existence, the extent of their roles in the market and what forms they will have. The future roles of Fannie Mae and Freddie Mac could be reduced or eliminated and the nature of their guarantees could be limited or eliminated relative to historical measurements. The elimination or modification of the traditional roles of Fannie Mae or Freddie Mac could adversely affect our mortgage business, financial condition and results of operations. Furthermore, any discontinuation of, or significant reduction in, the operation of these GSEs and Ginnie Mae, or any significant adverse change in the level of activity of these agencies in the primary or secondary mortgage markets or in the underwriting criteria of these agencies could materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain sufficient capital to meet the financing requirements of our mortgage business.

We fund substantially all of the loans which we originate through borrowings under warehouse financing and repurchase facilities. Our borrowings are in turn repaid with the proceeds we receive from selling such loans through securitizations, and to a lesser extent given our business model, whole loan sales. As we expand our operations, we will require increased financing.

There can be no assurance that such financing will be available on terms reasonably satisfactory to us or at all. An event of default, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit-similar to the market conditions experienced in recent years-may increase our cost of funds and make it difficult for us to obtain new, or retain existing, warehouse financing facilities. If we fail to maintain, renew or obtain adequate funding under these warehouse financing facilities or other financing arrangements, or there is a substantial reduction in the size of or increase in the cost of such facilities, we would have to curtail our mortgage loan production activities, which could have a material adverse effect on our business, financial condition and operating results in our mortgage business.

If the value of the collateral underlying certain of our mortgage business's loan funding facilities decreases, they could be required to satisfy a margin call, and an unanticipated margin call could have a material adverse effect on their liquidity.

Certain of our mortgage business's loan funding, early buy-out facilities, and MSR-backed facilities are subject to margin calls based on the lender's opinion of the value of the loan collateral securing such financing and certain of their hedges related to newly originated mortgages are also subject to margin calls. A margin call would require our mortgage business to repay a portion of the outstanding borrowings. A large, unanticipated margin call could have a material adverse effect on their liquidity.

In our mortgage business, we may sustain losses and/or be required to indemnify or repurchase loans we originated, or will originate, if, among other things, our loans fail to meet certain criteria or characteristics.

Securitizations guaranteed by government agencies and contracts with purchasers of our mortgage loans contain provisions that require us to indemnify or repurchase the related loans under certain circumstances. While these contractual relationships vary, they contain provisions that require us to repurchase loans if:

- our representations and warranties concerning loan quality and loan circumstances are inaccurate, including representations concerning the licensing of a mortgage broker;
- we fail to secure adequate mortgage insurance within a certain period after closing;
- a mortgage insurance provider denies coverage; or
- we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment.

We maintain reserves that we believe are appropriate to cover potential loan repurchase or indemnification losses, but there can be no assurance that such reserves will, in fact, be sufficient to cover future repurchase and indemnification claims. If we are required to indemnify or repurchase loans that we originate and sell that result in losses that exceed our reserve, this could adversely affect our business, financial condition and results of operations.

Furthermore, in the ordinary course of our mortgage business, we are subject to claims made against us by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers and agents (including our appraisers), incomplete documentation and our failure to comply with various laws and regulations applicable to our business.

In addition, should the mortgage loans we originate sustain higher levels of delinquencies and/or defaults, we may lose the ability to originate and/or sell FHA loans, or to do so profitably and investors to whom we currently sell our mortgage loans may refuse to continue to do business with us, or may reduce the prices they are willing to purchase our mortgage loans and it may be difficult or impossible to sell any of our mortgage loans in the future. Any of the foregoing risks could adversely affect our business, financial condition and results of operations in our mortgage business.

We may be limited in the future in utilizing net operating losses incurred during prior periods to offset taxable income.

We previously incurred net operating losses. In the event that we experience an "ownership change" within the meaning of Section 382 of the Code, our ability to use those net operating losses to offset taxable income could be subject to an annual limitation. The annual limitation would be equal to a percentage of our equity value at the time the ownership change occurred. In general, such an "ownership change" would occur if the percentage of our stock owned by one or more 5% stockholders (including certain groups or persons acting in concert) were to increase by 50 percentage points during any three-year period. All stockholders that own less than 5% of our stock are treated as a single 5% stockholder. In addition, the Treasury Regulations under Section 382 of the Code contain additional rules the effect of which is to make it more likely that an ownership change could be deemed to occur. Accordingly, our ability to use prior net operating losses to offset future taxable income would be subject to a limitation if we experience an ownership change.

We may leverage certain of our assets and a decline in the fair value of such assets may adversely affect our financial condition and results of operations.

We leverage certain of our assets, including through borrowings, generally through warehouse credit facilities, secured loans, securitizations and other borrowings. A rapid decline in the fair value of our leveraged assets may adversely affect us. Lenders may require us to post additional collateral to support the borrowing. If we cannot post the additional collateral, we may have to rapidly liquidate assets, which we may be unable to do on favorable terms or at all. Even after liquidating assets, we may still be unable to post the required collateral, further harming our liquidity and subjecting us to liability to lenders for the declines in the fair values of the collateral. A reduction in credit availability may adversely affect our business, financial condition and results of operations.

Certain of our and our subsidiaries' assets are subject to credit risk, market risk, interest rate risk, credit spread risk, call and redemption risk and refinancing risk, and any one of these risks may materially and adversely affect the value of our assets, our results of operations and our financial condition.

Some of our assets, including our direct investments, are subject to credit risk, market risk, interest rate risk, credit spread risk, call and redemption risk and refinancing risk.

Credit risk is the risk that the obligor will be unable to pay scheduled principal and/or interest payments. Defaults by third parties in the payment or performance of their obligations could reduce our income and realized gains or result in the recognition of losses. The fair value of our assets may be materially and adversely affected by increases in interest rates, downgrades in our direct investments and by other factors that may result in the recognition of other-than-temporary impairments. Each of these events may cause us to reduce the fair value of our assets.

Interest rate risk is the risk that general interest rates will rise or that the risk spread used in our financings will increase. Although interest rates were at historically low levels for the last several years, the recent period of sharply rising interest rates has resulted in unrealized losses on the fair value of certain of our investments and has had an adverse impact on our business by negatively impacting our results and increasing our cost of borrowing to finance operations.

Market risk is the risk that one or more markets to which the assets relate will decline in value, including the possibility that such markets will deteriorate sharply and unpredictably, which will likely impair the market value of the related instruments.

Credit spread risk is the risk that the market value of fixed income investments will change in response to changes in perceived or actual credit risk beyond changes that would be attributable to changes, if any, in interest rates.

Call and redemption risk is the risk that fixed income investments will be called or redeemed prior to maturity at a time when yields on other debt instruments in which the call or redemption proceeds could be invested are lower than the yield on the called or redeemed investments.

Refinancing risk is the risk that we will be unable to refinance some or all of our indebtedness or that any refinancing will not be on terms as favorable as those of our existing indebtedness, which could increase our funding costs, limit our ability to borrow, or result in a sale of the leveraged asset on disadvantageous terms.

Any one of the risks described above may materially and adversely affect the value of our assets, our results of operations and our financial condition.

Our risk mitigation or hedging strategies could result in our experiencing significant losses that may materially adversely affect us.

We may pursue risk mitigation and hedging strategies to seek to reduce our exposure to losses from adverse credit events, interest rate changes, market risk and other risks. These strategies may include short Treasury positions, interest rate swaps, foreign exchange derivatives, credit derivatives, freight forward agreements, fuel oil swaps and other derivative hedging instruments. Since we account for derivatives at fair market value, changes in fair market value are reflected in net income other than derivative hedging instruments which are reflected in accumulated other comprehensive income in stockholders' equity. Some of these strategies could result in our experiencing significant losses that may materially adversely affect our business, financial condition and results of operations.

The values we record for certain investments and liabilities are based on estimates of fair value made by our management, which may cause our operating results to fluctuate and may not be indicative of the value we can realize on a sale.

Some of our investments and liabilities are not actively traded and the fair value of such investments and liabilities are not readily determinable. Each of these carrying values is based on an estimate of fair value by our management. Management reports the estimated fair value of these investments and liabilities quarterly, which may cause our quarterly operating results to fluctuate. Therefore, our past quarterly results may not be indicative of our performance in future quarters. In addition, because such valuations are inherently uncertain, in some cases based on internal models and unobservable inputs, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments and liabilities existed. As such, we may be unable to realize the carrying value upon a sale of these investments or liabilities.

The accounting rules applicable to certain of our transactions are highly complex and require the application of significant judgment and assumptions by our management. In addition, changes in accounting interpretations or assumptions could impact our financial statements.

Accounting rules for consolidations, income taxes, business acquisitions, transfers of financial assets and other aspects of our operations are highly complex and require the application of judgment and assumptions by our management. In addition, changes in accounting rules, interpretations or assumptions could materially impact the presentation, disclosure and usability of our financial statements. For more information see Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates".

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply with new rules, particularly if we are required to prepare information relating to prior periods for comparative purposes or to otherwise apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, stockholders' equity and other relevant financial statement line items.

Our insurance subsidiaries are required are required to comply with Statutory Accounting Principles ("SAP"). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. Whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us is unknown.

Catastrophic events could significantly impact the Company's businesses.

Unforeseen or catastrophic events, such as severe weather, natural disasters, pandemics (e.g. the COVID 19 pandemic) cybersecurity attacks, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Although the Company and its subsidiaries have established disaster recovery plans, there is no guarantee that such plans will allow the Company and its subsidiaries to operate without disruption if such an event was to occur and the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Acts of war may disrupt international trade, create market volatility in debt, equity and commodities markets and result in import bans, export control regulations, increased costs, and sanctions by governmental authorities. These effects, individually or in the aggregate, could materially adversely impact our businesses, operations, financial condition, operating results, liquidity and cash flows and such adverse impacts may be material to our results of operations and liquidity position.

Whether or to what extent damage that may be caused by natural events, such as wildfires, severe tropical storms and hurricanes, will affect our insurance subsidiaries' ability to write new insurance policies and reinsurance contracts is unknown, but, to the extent our insurance subsidiaries' policies are concentrated in the specific geographic areas in which these events occur, any increase in frequency and severity of such events and the total amount of our loss exposure in the impacted areas of such events may adversely affect their business, financial condition and results of operations. In addition, although our insurance subsidiaries have historically had limited exposure to catastrophic risk, claims from catastrophe events could reduce their earnings and cause substantial volatility in their business, financial condition and results of operations for any period. Assessing the risk of loss and damage associated with natural and catastrophic events remains a challenge and might adversely affect their business, results of operations, financial condition and cash flows.

Our business, particularly our insurance subsidiaries' business, is exposed to risks associated with severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, war, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. For example, our insurance subsidiary underwrites property risks in geographies that are subject to earthquakes, such as California, in geographies that are subject to wildfires, such as the southwestern United States, and in geographies that are subject to windstorms, such as the southeastern United States. The extent of losses from catastrophes is a function of the total amount of insured value, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Severe weather conditions and catastrophes can cause losses in our property lines and generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted, which may require us to increase our reserves, causing our liquidity and financial condition to deteriorate. In addition, our inability to obtain reinsurance coverage at reasonable rates, and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes, could have a material adverse effect on our business and results of operations. Further toward mitigating these risks, we underwrite a diversified mix of programs that span across multiple lines of business, industries, geographies and distribution channels.

In addition, while policy terms and conditions for our insurance subsidiaries' lines of business preclude coverage for virus-related claims, court decisions and governmental actions may challenge the validity of any exclusions or our interpretation of how such terms and conditions operate. If pandemics, disease outbreaks and other events occur or re-occur and measures that are put into place by various governmental authorities to stabilize the economy are not effective, our business, financial condition, results of operations and cash flows may be materially adversely affected.

U.S. insurers are required by state and federal law to offer coverage for acts of terrorism in certain commercial lines. The Terrorism Risk Insurance Act, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 ("TRIPRA") requires commercial property and casualty ("P&C") insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2020 to help cover claims related to future terrorism-related losses. The likelihood and impact of any terrorist act is unpredictable, and the ultimate impact on our insurance subsidiaries would depend upon the nature, extent, location and timing of such an act. Although our insurance subsidiaries reinsure a portion of the terrorism risk they retain under TRIPRA, such terrorism reinsurance does not provide full coverage for an act stemming from nuclear, biological or chemical terrorism. To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, our insurance subsidiaries may be covered under TRIPRA for their losses for certain P&C lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered commercial P&C insurance.

Risks Related to our Structure

Because we are a holding company, our ability to meet our obligations and pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.

We are a holding company and do not have any significant operations of our own, other than our principal investments. Our ability to meet our obligations will depend on distributions from our subsidiaries and income from assets. The amount of dividends and other distributions that our subsidiaries may distribute to us may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur. Such restrictions would also affect our ability to pay dividends to stockholders, if and when we choose to do so.

Our insurance business's Notes and $200 million revolving credit facility restrict dividends to us based on the leverage ratio of our insurance business and its subsidiaries. Additionally, our regulated insurance company subsidiaries are required to satisfy minimum capital and surplus requirements according to the laws and regulations of the states in which they operate, which regulate the amount of dividends and distributions we receive from them. In general, dividends in excess of prescribed limits are deemed "extraordinary" and require insurance regulatory approval. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by a formula, which varies by state. Some states have an additional stipulation that dividends may only be paid out of earned surplus. States also regulate transactions between our insurance company subsidiaries and us or our other subsidiaries, such as those relating to compensation for shared services, and in some instances, require prior approval of such transactions within the holding company structure. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance company subsidiaries to us or our other subsidiaries (such as payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block or otherwise restrict such payments that would otherwise be permitted without prior approval. In addition, there could be future regulatory actions restricting the ability of our insurance company subsidiaries to pay dividends or share services. The primary factor in determining the amount of capital available for potential dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies for our insurance company subsidiaries. Given recent economic events that have affected the insurance industry, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance company subsidiaries which, in turn, could negatively affect our capital resources.

Some provisions of our charter may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

Our charter restricts any person that owns 9.8% or more of our capital stock, other than stockholders approved by applicable state insurance regulators, from voting in excess of 9.8% of our voting securities. This provision is intended to satisfy the requirements of applicable state regulators in connection with insurance laws and regulations that prohibit any person from acquiring control of a regulated insurance company without the prior approval of the insurance regulators. In addition, our charter provides for the classification of our board of directors into three classes, one of which is to be elected each year. Our charter also generally only permits stockholders to act without a meeting by unanimous consent. These provisions may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

Maryland takeover statutes may prevent a change of our control, which could depress our stock price.

Maryland law provides that "control shares" of a corporation acquired in a "control share acquisition" will have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter under the Maryland Control Share Acquisition Act. "Control shares" means voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third; one-third or more but less than a majority; or a majority or more of all voting power. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which such stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

Our bylaws contain a provision exempting from the control share statute any and all acquisitions by any person of our shares of stock. Our board of directors has also adopted a resolution which provides that any business combination between us and any other person is exempted from the provisions of the business combination statute, provided that the business combination is first approved by the board of directors. However, our board of directors may amend or eliminate this provision in our bylaws regarding the control share statute or amend or repeal this resolution regarding the business combination statute. If our board takes such action in the future, the control share and business combination statutes may prevent or discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our holding company structure with multiple lines of business, may adversely impact the market price of our common stock and our ability to raise equity and debt capital.

Tiptree holds and manages multiple lines of business. Analysts, investors and lenders may have difficulty analyzing and valuing a company with multiple lines of business, which could adversely impact the market price of our common stock and our ability to raise equity and debt capital at a holding company level. Moreover, our management is required to make decisions regarding the allocation of capital among the different lines of business, and such decisions could materially and adversely affect our business or one or more of our lines of business.

Risks Related to Regulatory and Legal Matters

Maintenance of our 1940 Act exemption imposes limits on our operations.

We conduct our operations so that we are not required to register as an investment company under the 1940 Act. Therefore, we must limit the types and nature of businesses in which we engage and assets that we acquire. We monitor our compliance with the 1940 Act on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forgo opportunities that might otherwise be beneficial or advisable, including, but not limited to selling assets that are considered to be investment securities or forgoing the sale of assets that are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and our financial condition and results of operations may be adversely affected. If we did not register despite being required to do so, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

A change in law, regulation or regulatory enforcement applicable to insurance products could adversely affect our financial condition and results of operations.

A change in state or U.S. federal tax laws could materially affect our insurance businesses. For example, tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA"), which was signed into law on December 22, 2017, fundamentally overhauled the U.S. tax system by, among other significant changes, reducing the U.S. corporate income tax rate to 21%. In the context of the taxation of U.S. P&C insurance companies such as our insurance companies, the TCJA also modified the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate, which could have an adverse impact on our insurance subsidiaries. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on our insurance subsidiaries. Additional regulations or pronouncements interpreting or clarifying provisions of the TCJA have been and will continue to be issued, and such regulations or pronouncements may be different from our insurance subsidiaries' interpretation and thus adversely affect their results. If, when or in what form such regulations or pronouncements may be provided or finalized, whether such guidance will have a retroactive effect or such regulations' or pronouncements' potential impact on our insurance subsidiaries is unknown.

Currently, our insurance business does not collect sales or other related taxes on its services. Whether sales of our insurance business's services are subject to state sales and use taxes is uncertain, due in part to the nature of its services and the relationships through which its services are offered, as well as changing state laws and interpretations of those laws. One or more states may seek to impose sales or use tax or other tax collection obligations on our insurance business, whether based on sales by our insurance business or its resellers or clients, including for past sales. A successful assertion that our insurance business should be collecting sales or other related taxes on its services could result in substantial tax liabilities for past sales, discourage customers from purchasing its services, discourage clients from offering or billing for its services, or otherwise cause material harm to its business, financial condition and results of operations.

With regard to our insurance business's payment protection products and financing of VSCs, there are federal and state laws and regulations that govern the disclosures related to the sales of those products. Our insurance business's ability to offer and administer these products on behalf of their distribution partners is dependent upon their continued ability to sell such products. To the extent that federal or state laws or regulations change to restrict or prohibit the sale of these products, our insurance business's revenues would be adversely affected. For example, the CFPB's enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our insurance business's revenues. The full impact of the CFPB's oversight is unpredictable and continues to evolve. With respect to the P&C insurance policies our insurance business underwrites, federal legislative proposals regarding national catastrophe insurance, if adopted, could reduce the business need for some of the related products that our insurance business provides.

Increasing regulatory focus on privacy issues and expanding laws could affect our various subsidiaries' business model and expose them to increased liability.

Some of our subsidiaries collect, use, store, transmit, retrieve, retain and otherwise process confidential and personally identifiable information in their information systems in and across multiple jurisdictions, and they are subject to a variety of confidentiality obligations and privacy, data protection and information security laws, regulations, orders and industry standards in the jurisdictions in which they do business. The regulatory environment surrounding information security, data privacy and cybersecurity is evolving and increasingly demanding and there has been an increasing focus on privacy and data protection issues with the potential to affect our businesses. A number of our subsidiaries are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the collection, transmission, storage, use and protection of personally identifiable and confidential information of their customers and employees. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows. On October 24, 2017, the NAIC adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law has been adopted by certain states and is under consideration by others. It is not yet known whether or not, and to what extent, states legislatures or insurance regulators where our insurance subsidiaries operate will enact the Insurance Data Security Model Law in whole or in part, or in a modified form. Such enactments, especially if inconsistent between states or with existing laws and regulations, could raise compliance costs or increase the risk of noncompliance, and noncompliance could subject our insurance subsidiaries to regulatory enforcement actions and penalties, as well as reputational harm. Any such events could potentially have an adverse impact on our insurance subsidiaries' business, results of operations, financial condition and cash flows.

Our insurance and mortgage subsidiaries are subject to the privacy regulations of the Gramm-Leach-Bliley Act of 1999 (the "Gramm-Leach-Bliley Act"), along with its implementing regulations, which restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices, provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information and imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, on March 1, 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies, like our insurance and mortgage subsidiaries, supervised by the NY Department of Financial Services (the "NY DFS Cybersecurity Regulation"). The NY DFS Cybersecurity Regulation imposes significant regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. Our insurance and mortgage subsidiaries also have contractual obligations to protect confidential and personally identifiable information we obtain from third parties. These obligations generally require them, in accordance with applicable laws, to protect such information to the same extent that they protect their own such information.

Many states in which our insurance and mortgage subsidiaries operate have laws that protect the privacy and security of sensitive and personal information. Certain current or proposed state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, certain of our insurance and mortgage businesses are subject to the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, the "CCPA"), which among other things, requires companies covered by the legislation to provide disclosures to California consumers and affords such consumers rights of access and deletion of personal information. Internationally, many jurisdictions have established their own data security and privacy legal framework with which our insurance subsidiaries operating in such jurisdictions, or their customers, may need to comply, including, but not limited to, the EU. The EU has adopted the General Data Protection Regulation, or the GDPR, which contains numerous requirements, robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. The GDPR imposes significant penalties for non-compliance with fines of up to 4% of total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the violation. In addition, following Brexit, the U.K. General Data Protection Regulation (i.e., a version of the GDPR as implemented into U.K. law) went into effect, which may expose us to burdens and risks comparable to those of the GDPR.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our insurance subsidiaries' existing data management practices or the features of their services and platform capabilities. Any failure or perceived failure by our insurance subsidiaries, or any third parties with which they do business, to comply with their posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which they or such third parties are or may become subject, may result in actions or other claims against our insurance subsidiaries by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent our insurance subsidiaries were found to be guilty of violations or otherwise liable for damages, would damage their reputation and adversely affect their business, financial condition and results of operations. Even if our businesses are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our businesses, financial condition, and results of operations.

Compliance with existing and new regulations affecting our business in regulated industries may increase costs and limit our ability to pursue business opportunities.

We are subject to extensive laws and regulations administered and enforced by a number of different federal and state governmental authorities in the industries in which we operate. Regulation of such industries may increase. In the past, there has been significant legislation affecting financial services and insurance, including the Dodd-Frank Act. In addition, we are subject to regulations governing the protection of personal confidential information and data security including the Gramm-Leach-Bliley Act, the GDPR, the NY DFS Cybersecurity Regulation and the CCPA. Accordingly, the impact that any new laws and regulations will have on us is unknown. The costs to comply with these laws and regulations may be substantial and could have a significant negative impact on us and limit our ability to pursue business opportunities. We can give no assurances that with changes to laws and regulations, our businesses can continue to be conducted in each jurisdiction in the manner as we have in the past.

Our insurance subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on RBC and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our insurance subsidiaries' control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in our investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC formulas used by insurance regulators. The laws of the various states in which our insurance businesses operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend our insurance subsidiaries from carrying on some or all of their activities or otherwise fine or penalize them in any jurisdiction in which they operate. Such regulation or compliance could reduce our insurance business's profitability or limit their growth by increasing the costs of compliance, limiting or restricting the products or services they sell, or the methods by which they sell their services and products, or subjecting their business to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that our insurance subsidiaries are required to hold could have a material adverse effect on their business, results of operations, financial condition and cash flows.

While the CFPB does not have direct jurisdiction over insurance products, it is possible that regulatory actions taken by the CFPB may affect the sales practices related to these products and thereby potentially affect our insurance business or the clients that it serves. In 2017, the CFPB issued rules under its unfair, deceptive and abusive acts and practices rulemaking authority relating to consumer installment loans, among other things. Such CFPB rules regarding consumer installment loans could adversely impact our insurance business's volume of insurance products and services and cost structure. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our insurance business's revenues.

Due to the highly regulated nature of the residential mortgage industry, our mortgage subsidiaries are required to comply with a wide array of federal, state and local laws and regulations that regulate licensing, allowable fees and loan terms, permissible servicing and debt collection practices, limitations on forced-placed insurance, special consumer protections in connection with default and foreclosure, and protection of confidential, nonpublic consumer information. These laws and regulations are constantly changing and the volume of new or modified laws and regulations has increased in recent years as states and local cities and counties continue to enact laws that either restrict or impose additional obligations in connection with certain loan origination, acquisition and servicing activities in those cities and counties. These laws and regulations are complex and vary greatly among different states and localities, and in some cases, these laws are in conflict with each other or with U.S. federal law. A failure by us or our servicers to comply with applicable laws or regulations could subject our mortgage business and/or our mortgage servicers to lawsuits or governmental actions, which could result in the loss or suspension of our licenses in the applicable jurisdictions where such violations occur and/or monetary fines or changes in our mortgage operations. If we were to determine to change servicers, there is no assurance that we could find servicers that satisfy our requirements or with whom we could enter into agreements on satisfactory terms. Any of these outcomes could materially and adversely affect our mortgage business.

The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules increase our regulatory compliance burden and associated costs.

Our mortgage business is subject to the regulatory, supervisory and examination authority of the CFPB, which has oversight of federal and state non-depository lending and servicing institutions, including residential mortgage originators and loan servicers. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, including the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Fair Debt Collections

Practices Act. The CFPB has issued a number of regulations under the Dodd-Frank Act relating to loan origination and servicing activities, including ability to repay and "Qualified Mortgage" standards and other origination standards and practices.

The CFPB's examinations have increased, and will likely continue to increase, our mortgage business's administrative and compliance costs. They could also greatly influence the availability and cost of residential mortgage credit and increase servicing costs and risks. These increased costs of compliance, the effect of these rules on the lending industry and loan servicing, and any failure in our mortgage business's ability to comply with the new rules by their effective dates, could be detrimental to their business. The CFPB also issued guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers' interests are protected.

The CFPB also has broad enforcement powers, and can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, limits on activities or functions, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and, when necessary, has issued civil money penalties to parties the CFPB determines has violated the laws and regulations it enforces. Our mortgage business's failure to comply with the federal consumer protection laws, rules and regulations to which they are subject, whether actual or alleged, could expose them to enforcement actions or potential litigation liabilities.

Our insurance subsidiaries could be adversely affected if their controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

Our insurance business is highly dependent on the ability of our insurance subsidiaries to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy, anti-corruption, anti-bribery and global finance and insurance matters. The continued expansion into new products and geographic markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If our insurance subsidiaries' controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to their reputation.

Our businesses are subject to risks related to litigation and regulatory actions.

Over the last several years, businesses in many areas of the financial services industry have been subject to increasing amounts of regulatory scrutiny. In addition, there has been an increase in litigation involving firms in the financial services industry and public companies generally, some of which have involved new types of legal claims, particularly in the insurance industry. We may be materially and adversely affected by judgments, settlements, fines, penalties, unanticipated costs or other effects of legal and administrative proceedings now pending or that may be instituted in the future, including from investigations by regulatory bodies or administrative agencies. An adverse outcome of any investigation by, or other inquiries from, any such bodies or agencies also could result in non-monetary penalties or sanctions, loss of licenses or approvals, changes in personnel, increased review and scrutiny of us by our clients, counterparties, regulatory authorities, potential litigants, the media and others, any of which could have a material adverse effect on us.

We are involved in various litigation matters from time to time. For example, we are a defendant in *Mullins v. Southern Financial Life Insurance Co.*, a class action lawsuit alleging violations of the Consumer Protection Act and certain insurance statutes, as well as common law fraud. This and other such matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Our insurance and indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could have a material adverse effect our business, results of operations, financial condition or cash flows.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions.

Our international operations and activities expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/ restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct business, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. We operate in countries known to present heightened risks for corruption and our dry bulk shipping and product tankers and related operations requires us to interact with government officials, including port officials, harbor masters, maritime regulators, customs officials and pilots.

Non-compliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

Assessments and premium surcharges for state guaranty funds, secondary-injury funds, residual market programs and other mandatory pooling arrangements may reduce our insurance subsidiaries' profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on our insurance subsidiaries may increase as they increase their written premiums. These funds are supported by either assessments or premium surcharges based on incurred losses.

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although our insurance subsidiaries price their insurance to account for their potential obligations under these pooling arrangements, they may not be able to accurately estimate their liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in their profits. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or increases in such assessments or surcharges could reduce our insurance subsidiaries' profitability in any given period or limit the ability to grow their business.

Operation of dry bulk vessels and product tankers is subject to complex laws and regulations, including environmental laws and regulations that, if any of our vessel owner subsidiaries are found guilty of violation, can result in substantial fines and costs to the Company.

The shipping business and vessel ownership are subject to government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. The principal international convention governing marine pollution prevention and response is the International Convention for the Prevention of Pollution from Ships ("MARPOL"). MARPOL regulates, among other things, the management and discharge of oil and garbage, as well as air emissions from vessels with a view of reducing pollution to the marine environment. One of MARPOL's key requirements is that transfers and discharges of oily water must be recorded in an Oil Record Book. Similar requirements exist for garbage records and recording changeovers between high and low sulfur fuel due to the impact on air emissions. The Act to Prevent Pollution from Ships, 33 U.S.C. § 1901, et seq. ("APPS"), implements MARPOL in the United States. The U.S. Coast Guard ("USCG") is the responsible regulatory and enforcement agency and has promulgated regulations implementing APPS at 33 C.F.R. Part 151. Civil and administrative violations of APPS and the implementing USCG regulations may be enforced by the USCG, whereas criminal violations are enforced by the U.S. Department of Justice.

Item 1B. Unresolved Staff Comments
None.

Item 1C. Cybersecurity

The Company has adopted processes designed to identify, assess and manage material risks from cybersecurity threats. Those processes include response to and an assessment of internal and external threats to the security, confidentiality, integrity and availability of Company data and systems along with other material risks to our Company, at least annually or whenever there are material changes to the Company's systems or operations. As part of our risk management process, the Company engages outside providers to conduct periodic internal and external penetration testing. Our information security management system is based upon industry leading frameworks, including CIS-18, ISO 27001, and NIST CSF. The Company stores Company data in cloud and local server environments with security appropriate to the data involved and has adopted controls around, among other things, vendor risk assessment, access and acceptable use and backup and recovery. We have implemented security monitoring capabilities designed to alert us to suspicious activity and developed an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach. In addition, employees participate in an ongoing program of mandatory annual training and receive communications regarding the cybersecurity environment to increase awareness throughout the Company. The Company also performs periodic cybersecurity security assessments of our key vendors to help protect Company data when it leaves our network.

Operational responsibility for overseeing the adequacy and effectiveness of the Company's risk management, control and governance processes is the responsibility of the Chief Operating Officer ("COO") in consultation with senior management of the Company and the Chief Information Security Officers ("CISO") of the Company and its operating subsidiaries. Aspects of the information systems of the parent holding company and each material operating business are distinct so each has its own CISO, which in the case of the parent holding company is an independent third-party service provider. The CISOs' expertise in information technology and cybersecurity has been gained from a combination of education, including relevant degrees and/or certifications, and prior work experience. Each of the CISOs has more than 10 years' experience in information technology and cybersecurity. The COO reports regularly, and at least annually, to the Company's Audit Committee and such report may address overall assessment of the Company's compliance with the Company's cybersecurity policies, and include topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures.

We are not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, but we cannot provide assurance that we will not be materially affected in the future by such risks or any future material incidents. See "Risk Factors-Cybersecurity attacks, technology breaches or failures of our or our third-party service providers' information systems could disrupt our various business operations and could result in the loss of critical and personally identifiable information, which could result in the loss of reputation and customers, reduce profitability, subject our businesses to fines, penalties and litigation and have a material adverse effect on our business's results of operation, financial condition and cash flows" for additional information regarding cybersecurity risks.

Item 2. Properties

Our principal executive office is located at 660 Steamboat Road, 2nd Floor, Greenwich, Connecticut 06830. We and our subsidiaries lease properties throughout the United States and Europe, all of which are used as administrative offices. We believe that the terms of the leases at each of our subsidiaries are sufficient to meet our present needs and we do not anticipate any difficulty in securing additional space, as needed, on acceptable terms.

Item 3. Legal Proceedings

Our legal proceedings are discussed under the heading "Litigation" in Note (21) — Commitments and Contingencies in the Notes to the consolidated financial statements in this report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Tiptree's common stock is traded on the Nasdaq Capital Market under the ticker symbol "TIPT."

Holders

As of December 31, 2024, there were 38 common stockholders of record. This number does not include beneficial owners whose shares are held by nominees in street name.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is presented in this section as follows:

- Overview
- Results of Operations
- Non-GAAP Measures and Reconciliations
- Liquidity and Capital Resources
- Critical Accounting Policies and Estimates

OVERVIEW

Tiptree allocates capital to select small and middle market companies with the mission of building long-term value. Established in 2007, we have a significant track record investing in the insurance sector and across a variety of other industries, including mortgage, specialty finance and shipping. Our largest operating subsidiary, Fortegra, is a leading provider of specialty insurance products and related services. We also generate earnings from a diverse group of select investments that we refer to as Tiptree Capital, which includes our Mortgage segment and other, non-insurance businesses and assets. We evaluate performance primarily by the comparison of stockholders' long-term total return on capital, as measured by growth in stock price plus dividends paid, in addition to Adjusted Net Income.

Our 2024 highlights include:

Overall:
- Tiptree reported net income of $53.4 million for the year ended December 31, 2024, compared to $14.0 million in the prior year period, driven by growth in insurance operations. Return on average equity was 12.2%, compared to 3.4% in 2023.
- Adjusted net income of $100.1 million increased from $61.9 million in 2023, driven by growth in insurance operations. Adjusted return on average equity was 22.9%, as compared to 15.2% in 2023.

Insurance:
- Gross written premiums and premium equivalents were $3.1 billion for the year ended December 31, 2024, an increase of $320.3 million, or 11.7%, from the prior year period as a result of growth in E&S insurance lines in the U.S. and Europe.
- Net written premiums were $1.4 billion for the year ended December 31, 2024, an increase of 9.0%, driven by growth in gross written premiums and increased retention on Fortegra's whole account quota share reinsurance arrangement from 30% to 40%, effective April 1, 2023.
- Total revenues were $2.0 billion, an increase of $380.6 million, or 23.9%, from 2023, driven by premium growth in specialty E&S and admitted insurance lines in the U.S. and Europe.
- Combined ratio of 90.0%, driven by consistent underwriting performance and the scalability of Fortegra's operating platform.
- Income before taxes of $183.2 million as compared to $129.8 million in 2023. Return on average equity was 26.0% in 2024 as compared to 25.7% in 2023, with the increases driven by growth in underwriting and fee revenues.
- Adjusted net income (before NCI) was $157.0 million, an increase of $41.3 million, or 35.7%, from 2023. Adjusted return on average equity was 29.1%, as compared to 29.2% in 2023.
- Fortegra's total stockholders' equity was $625.5 million as of December 31, 2024, compared to $452.6 million as of December 31, 2023, with the increase driven by growth in retained earnings and the aggregate capital contribution from Tiptree, Warburg, and Fortegra independent directors of $40.0 million during 2024.

Tiptree Capital:
- Mortgage income before taxes was $4.7 million for the year ended December 31, 2024, as compared to loss of $3.3 million in 2023, with the increase driven by the positive fair value adjustments in mortgage servicing rights, higher origination volumes and loan servicing fees.

Key Trends:

Our results of operations are affected by a variety of factors including, but not limited to, general economic conditions and GDP growth, market liquidity and volatility, consumer confidence, U.S. demographics, employment and wage growth, business confidence and investment, inflation, interest rates and spreads, the impact of the regulatory environment, and the other factors set forth in Part I, Item 1A in our Annual Report on Form 10-K. Generally, our businesses are positively affected by a healthy U.S. consumer, stable to gradually rising interest rates, stable markets and business conditions, and global growth and trade flows. Conversely, rising unemployment, volatile markets, rapidly rising interest rates, inflation, changing regulatory requirements and slowing business conditions can have a material adverse effect on our results of operations or financial condition.

Insurance results primarily depend on pricing, underwriting, risk retention and the accuracy of reserves, reinsurance arrangements, returns on invested assets, and policy and contract renewals and run-off. Factors affecting these items, including conditions in financial markets, the global economy and the markets in which we operate, fluctuations in exchange rates, interest rates and inflation, including the current period of inflationary pressures, may have a material adverse effect on our results of operations or financial condition. Fortegra designs, markets and underwrites specialty property and casualty insurance products for select target markets or niches. The business has historically generated significant fee-based revenues by incorporating value-add coverages and services. Underwriting risk is mitigated through a combination of reinsurance and sliding scale commission structures with agents, distribution partners and/or third-party reinsurers. To mitigate counterparty risk, Fortegra ensures its reinsurance receivables are placed with highly rated and appropriately capitalized counterparties or with our distribution partners' captive insurance vehicles which are collateralized with highly liquid investments, cash or letters of credit. While Fortegra's insurance operations have historically maintained a relatively stable combined ratio, initiatives to change the business mix along with these economic factors could generate different results than the business has historically experienced. In particular, inflation can have an impact on replacement costs associated with claims from our customers to the extent we are unable to pass the higher costs of claims through higher premiums. In addition, fluctuations of the U.S. dollar relative to other currencies, including the British pound and Euro, would have an impact on book value between periods.

Fortegra's investment portfolio includes fixed maturity securities, loans, credit investment funds, and equity securities. Many of those investments are held at fair value. From 2021 to 2024, the U.S. fixed income markets experienced a significant rise in interest rates. Rising interest rates have and could continue to impact the value of Fortegra's fixed maturity securities, with any unrealized losses recorded in equity, and if realized, could impact our results of operations. Offsetting the impact of a rising interest rate environment, new investments in fixed rate instruments from both maturities and portfolio growth have and could continue to result in higher net interest income on investments. The weighted average duration of our fixed income available for sale securities is less than three years. While our asset and liability mix is relatively matched, should we need to liquidate any of these investments before maturity to pay claims, any realized losses could materially negatively impact our results of operations. Changes in fair value for loans, credit investment funds, and equity securities in Fortegra's investment portfolio are reported as unrealized gains or losses in revenues and can be impacted by changes in interest rates, credit risk, currency risk, or market risk, including specific company or industry factors. In addition, our equity holdings are relatively concentrated. General equity market trends, along with company and industry specific factors, can impact the fair value which can result in unrealized gains and losses affecting our results.

Elevated 10-year treasury yields, and the tapering of the Federal Reserve's purchases of mortgage-backed securities, has resulted in substantial increases in mortgage interest rates. Low mortgage interest rates driven by the Federal Reserve intervention in mortgage markets, and rising home prices in certain markets, provided tailwinds to the mortgage markets in 2020 and 2021, which benefited our mortgage operations and margins. The substantial rise in rates resulted in a sharp reversal of those trends, with volumes and margins declining significantly. Only partially offsetting the declines in mortgage originations is an increase in the fair value of our mortgage servicing portfolio as rising rates slow prepayment speeds, with a resulting increase in servicing income. Continued elevated mortgage rates could have a negative impact on our mortgage operations, and is likely to be only partially mitigated by the improvement in mortgage servicing revenues. A sustained period of negative profitability in the mortgage industry could also impact the availability of funding sources for our mortgage business.

Rising interest rates can also impact the cost of floating interest rate debt obligations, while declining rates can decrease the cost of debt. Our secured revolving and term credit agreements, preferred trust securities and asset based revolving financing are all floating rate obligations.

RESULTS OF OPERATIONS

The following is a summary of our consolidated financial results for the years ended December 31, 2024 and 2023. In addition to GAAP results, management uses the Non-GAAP measures Adjusted net income, Adjusted return on average equity and book value per share as measurements of operating performance. Management believes these measures provide supplemental information useful to investors as they are frequently used by the financial community to analyze financial performance and comparison among companies.

Adjusted Net Income and Adjusted Return on Average Equity. Adjusted net income is defined as income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized and unrealized gains (losses) and intangibles amortization associated with purchase accounting, all of which is reduced for non-controlling interests. The calculation of adjusted net income excludes net realized and unrealized gains (losses) that relate to investments or assets rather than business operations. Adjusted net income is presented before the impacts of non-controlling interests. Adjusted return on average equity represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending stockholders' equity during the period. Management uses adjusted net income and adjusted return on average equity as part of its capital allocation process and to assess comparative returns on invested capital. We believe adjusted net income provides additional clarity on the results of the Company's underlying business operations as a whole for the periods presented by excluding distortions created by the unpredictability and volatility of realized and unrealized gains (losses). We also believe adjusted net income provides useful supplemental information to investors as it is frequently used by the financial community to analyze financial performance between periods and for comparison among companies.

Adjusted net income and adjusted return on average equity are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for GAAP net income. See "Non-GAAP Reconciliations" for a reconciliation of these measures to their GAAP equivalents.

Selected Key Metrics

($ in thousands, except per share information)	Year Ended December 31,	
GAAP:	2024	2023
Total revenues	$ 2,042,854	$ 1,649,031
Net income (loss) attributable to common stockholders	$ 53,367	$ 13,951
Diluted earnings per share	$ 1.30	$ 0.33
Cash dividends paid per common share	$ 0.49	$ 0.20
Return on average equity	12.2 %	3.4 %
Non-GAAP: [1]		
Adjusted net income	$ 100,060	$ 61,917
Adjusted return on average equity	22.9 %	15.2 %
Book value per share	$ 12.29	$ 11.34

[1] See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures. Adjusted net income is presented after the impacts of non-controlling interests.

Revenues

For the year ended December 31, 2024, revenues were $2.0 billion, which increased $393.8 million, or 23.9%, compared to the prior year period. The changes were primarily driven by growth in earned premiums, net and service and administrative fees, higher investment income, net realized and unrealized gains, and an increase in other income, including interest income on cash equivalents, compared to the prior year period.

The table below provides a break down between net realized and unrealized gains and losses from Invesque and other securities which impacted our consolidated results on a pre-tax basis. Many investments are carried at fair value and marked to market through unrealized gains and losses. As a result, we expect earnings related to these investments to be relatively volatile between periods. Fixed income securities are primarily marked to market through AOCI in stockholders' equity and do not impact net realized and unrealized gains and losses until they are sold.

($ in thousands)	Year Ended December 31,	
	2024	2023
Net realized and unrealized gains (losses) - Invesque	$ (3,536)	$ (11,293)
Net realized and unrealized gains (losses) [1]	$ 13,838	$ (64)

[1] Excludes Invesque, Maritime transportation and Mortgage realized and unrealized gains and losses.

Net Income (Loss) Attributable to common stockholders

For the year ended December 31, 2024, the net income attributable to common stockholders was $53.4 million, compared to $14.0 million in the prior year period, driven by growth in insurance underwriting and fee income and growth in net investment income and net realized and unrealized gains on the investment portfolio.

Adjusted net income & Adjusted return on average equity - Non-GAAP

Adjusted net income for the year ended December 31, 2024 was $100.1 million, an increase of $38.1 million, or 61.6%, from the year ended December 31, 2023, driven by growth in our insurance operations. For the year ended December 31, 2024, adjusted return on average equity was 22.9%, as compared to 15.2% for the year ended December 31, 2023, driven by the increase in adjusted net income.

Book Value per share - Non-GAAP

Total stockholders' equity was $656.8 million as of December 31, 2024 compared to $576.6 million as of December 31, 2023, with the increase driven by comprehensive income, partially offset by net changes in non-controlling interests and dividends paid. In the year ended December 31, 2024, Tiptree returned $18.3 million to common stockholders through dividends paid.

Book value per share for the period ended December 31, 2024 was $12.29, an increase from book value per share of $11.34 as of December 31, 2023, driven by comprehensive income per share, partially offset by dividends paid of $0.49 per share, net changes in non-controlling interests and preferred dividends paid at Fortegra.

Results by Segment

We classify our business into two reportable segments, Insurance and Mortgage, with the remainder of our operations aggregated into Tiptree Capital - Other. Corporate activities include holding company interest expense, corporate employee compensation and benefits, and other expenses, including public company expenses.

The following tables present the components of Revenue, Income (loss) before taxes and Adjusted net income for the following periods:

($ in thousands)		Year Ended December 31,		
		2024		**2023**
Revenues:				
Insurance	$	1,973,709	$	1,593,070
Mortgage		65,914		53,864
Tiptree Capital - other		3,231		2,097
Corporate		—		—
Total revenues	$	2,042,854	$	1,649,031
Income (loss) before taxes:				
Insurance	$	183,158	$	129,816
Mortgage		4,725		(3,285)
Tiptree Capital - other		(163)		(3,264)
Corporate		(38,401)		(40,214)
Total income (loss) before taxes	$	149,319	$	83,053
Non-GAAP - Adjusted net income: [1]				
Insurance	$	124,393	$	91,963
Mortgage		1,531		(1,082)
Tiptree Capital - other		289		923
Corporate		(26,153)		(29,887)
Total adjusted net income	$	100,060	$	61,917

Insurance

Our principal operating subsidiary, Fortegra, is a specialty insurance underwriter and service provider, which focuses on niche lines and fee-oriented services. The combination of specialty insurance underwriting, service contract products, and related service solutions delivered through a vertically integrated business model creates a blend of traditional underwriting revenues, investment income and unregulated fee revenues. The business is an agent-driven model, distributing products through independent insurance agents, consumer finance companies, online retailers, auto dealers, and regional big box retailers to deliver products that complement the consumer transaction.

As of December 31, 2024, Fortegra was owned approximately 79.1% by Tiptree, 17.7% by Warburg and 3.2% by management and directors of Fortegra, before giving effect to the exercise of outstanding warrants and the conversion of outstanding preferred stock. The following tables and discussion present the Insurance segment results, including non-controlling interests, for the years ended December 31, 2024 and 2023.

Components of our Results of Operations

Revenues

Earned Premiums, net represents the earned portion of gross written and assumed premiums, less the earned portion that is ceded to third-party reinsurers under reinsurance agreements. Fortegra's insurance policies generally have a term of six months to seven years depending on the underlying product and premiums are earned pro rata over the term of the policy. At the end of each reporting period, premiums written but not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy.

Service and Administrative Fees represent the earned portion of gross written premiums and premium equivalents, which is generated from non-insurance products including warranty service contracts, motor club contracts and other services offered as part of Fortegra's vertically integrated product offerings. Such fees are typically positively correlated with transaction volume and are recognized as revenue when realized and earned. At the end of each reporting period, gross written premiums and premium equivalents written for service contracts not earned are classified as deferred revenue, which are earned in subsequent periods over the remaining term of the policy.

Ceding Commissions and Other Revenue consists of commissions earned on policies written on behalf of third-party insurance companies with no exposure to the insured risk and certain fees earned in conjunction with underwriting policies. Other revenue also includes the interest income earned on the premium finance product offering.

Net Investment Income represents earned investment income on our portfolio of invested assets. Our invested assets are primarily comprised of fixed maturity securities, and may also include cash and cash equivalents and equity securities. The principal factors that influence net investment income are the size of our investment portfolio, the yield on that portfolio and expenses due to external investment managers. The insurance investment portfolio includes investments held in statutory insurance companies and in unregulated entities. The portfolios held in statutory insurance companies are subject to different regulatory considerations, including with respect to types of assets, concentration limits, affiliate transactions and the use of leverage.

Net Realized and Unrealized Gains (Losses) on investments are a function of the difference between the amount received by us on the sale of a security and the security's cost-basis, as well as any "other-than-temporary" impairments and allowances for credit losses which are recognized in earnings. In addition, equity securities and certain other investments are carried at fair value with unrealized gains and losses included in this line. Fortegra's investment strategy is designed to achieve attractive risk-adjusted returns across select asset classes, sectors and geographies while maintaining adequate liquidity to meet claims payment obligations. As such, volatility from realized and unrealized gains and losses may impact period-over-period performance. Unrealized gains and losses on equity securities and loans held at fair value impact current period net income, while unrealized gains and losses on AFS securities impact AOCI.

Expenses

Net Losses and Loss Adjustment Expenses represent actual insurance claims paid, changes in unpaid claim reserves, net of amounts ceded and the costs of administering claims for insurance lines. Incurred claims are impacted by loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity include the volume of underwritten contracts, changes in claims reporting patterns, claims settlement patterns, judicial decisions, economic conditions, morbidity patterns and the attitudes of claimants towards settlements, and original pricing of the product for purposes of the loss ratio in relation to loss emergence over time. Losses and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods.

Member Benefit Claims represent the costs of services and replacement devices incurred in warranty and motor club service contracts. Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance and for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.

Commission Expenses reflect commissions paid to retail agents, program administrators and managing general underwriters, net of ceding commissions received on business ceded under certain reinsurance contracts. Commission expenses are deferred and amortized to expense in proportion to the premium earned over the policy life. Commission expense is incurred on most product lines. The majority of commissions are retrospective commissions paid to agents, distributors and retailers selling the Company's products, including credit insurance policies, warranty service contracts and motor club memberships. When claims increase, in most cases distribution partners bear the risk through a reduction in their retrospective commissions. Commission rates are, in many cases, set by state regulators, such as in credit and collateral protection programs and are also impacted by market conditions and the retention levels of distribution partners.

Operating and Other Expenses represent the general and administrative expenses of insurance operations including employee compensation and benefits and other expenses, including, technology costs, office rent, and professional services fees, such as legal, accounting and actuarial services.

Interest Expense consists primarily of interest expense on corporate revolving debt, notes, preferred trust securities due June 15, 2037 (Preferred Trust Securities) and asset based debt for premium finance and warranty service contract financing, which is non-recourse to Fortegra.

Depreciation Expense is primarily associated with furniture, fixtures and equipment. *Amortization Expense* is primarily associated with purchase accounting amortization including values associated with acquired customer relationships, trade names and internally developed software and technology.

Key Performance Metrics

We discuss certain key performance metrics, described below, which provide useful information about our business and the operational factors underlying its financial performance.

Gross written premiums and premium equivalents represent total gross written premiums from insurance policies and warranty service contracts issued during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. Gross written premiums is a volume measure commonly used in the insurance industry to compare sales performance by period. Premium equivalents are used to compare sales performance of warranty service and administrative contract volumes to gross written premiums. Similar to how management considers gross written premiums to be a relevant measure of volume, regardless of the impact of reinsurance on net earned premiums, management considers premium equivalents to be a relevant measure of contract volume, regardless of whether the Company retains the full obligation. Investors also use these measures to compare sales growth among comparable companies, while management uses these measures to evaluate the relative performance of various sales channels.

Net written premiums are gross written premiums less ceded written premiums. Gross written premiums are the amounts received, or to be received, for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by new business submissions, binding of new business submissions into policies, renewals of existing policies, and average size and premium rate of bound policies. Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential large losses. Ceded written premiums are earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease retention levels, policy limits and co-participations.

Combined Ratio, Loss Ratio, Acquisition Ratio, Underwriting Ratio and Operating Expense Ratio

Combined ratio is an operating measure, which equals the sum of the underwriting ratio and the operating expense ratio. Loss ratio is the ratio of the GAAP line items net losses and loss adjustment expenses and member benefit claims to earned premiums, net, service and administrative fees (excluding ceding fees), and other revenue (excluding cash and cash equivalent interest income). Acquisition ratio is the ratio of the GAAP line items commission expense (less ceding fees and ceding commissions) to earned premiums, net, service and administrative fees (excluding ceding fees), and other revenue (excluding cash and cash equivalent interest income). Underwriting ratio is the combination of the loss ratio and the acquisition ratio. Operating expense ratio is the ratio of the GAAP line items employee compensation and benefits and other expenses to earned premiums, net, service and administrative fees (excluding ceding fees) and other revenue (excluding cash and cash equivalent interest income).

A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. These ratios are commonly used in the insurance industry as a measure of underwriting profitability, excluding earnings on the insurance portfolio. Investors commonly use these measures to compare underwriting performance among companies separate from the performance of the investment portfolio. Management uses these measures to compare the profitability of various products we underwrite as well as profitability among our various agents and sales channels.

Return on average equity is expressed as the ratio of net income to average stockholders' equity during the period. Management uses this ratio as a measure of the on-going performance of the totality of the Company's operations.

Non-GAAP Financial Measures

Underwriting and Fee Revenues and Underwriting and Fee Margin

In order to better explain to investors the underwriting performance of the Company's programs and the respective retentions between the Company and its agents and reinsurance partners, we use the non-GAAP metrics – underwriting and fee revenues and underwriting and fee margin. We generally manage our exposure to the risks we underwrite using both reinsurance (e.g., quota share and excess of loss) and sliding scale commission agreements with our agents (e.g., commissions paid are adjusted based on the actual underlying losses incurred), which mitigates our risk. Generally, when losses are incurred, the risk which is retained by our agents and reinsurers is reflected in a reduction in commissions paid.

Underwriting and fee revenues represents earned premiums, net, service and administrative fees (excluding ceding fees) and other income (excluding cash and cash equivalent interest income). We reconcile underwriting and fee revenues as total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses), ceding fees, ceding commissions and cash and cash equivalent interest income as reported in other income. See "—Non-GAAP Reconciliations" for a reconciliation of underwriting and fee revenues to total revenues in accordance with GAAP.

Underwriting and fee margin represents income before taxes excluding net investment income, net realized gains (losses), net unrealized gains (losses), cash and cash equivalent interest income, employee compensation and benefits, other expenses, interest expense and depreciation and amortization. We deliver our products and services on a vertically integrated basis to our agents. As such, underwriting and fee margin exclude general and administrative expenses, interest income, depreciation and amortization and other corporate expenses, including income taxes, as these corporate expenses support our vertically integrated delivery model and are not specifically supporting any individual business line. See "—Non-GAAP Reconciliations" for a reconciliation of underwriting and fee margin to total revenues in accordance with GAAP.

Adjusted net income represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized and unrealized gains (losses), and intangibles amortization associated with purchase accounting.

Adjusted return on average equity represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending stockholders' equity during the period.

Results of Operations - Year Ended December 31, 2024 compared to 2023

($ in thousands)	Year Ended December 31,			
	2024	**2023**	**Change**	**% Change**
Revenues:				
Earned premiums, net	$ 1,471,930	$ 1,127,834	$ 344,096	30.5 %
Service and administrative fees	405,193	395,969	9,224	2.3 %
Ceding commissions	15,384	14,915	469	3.1 %
Net investment income	32,976	26,674	6,302	23.6 %
Net realized and unrealized gains (losses)	8,496	(4,207)	12,703	NM%
Other revenue	39,730	31,885	7,845	24.6 %
Total revenues	$ 1,973,709	$ 1,593,070	$ 380,639	23.9 %
Expenses:				
Net losses and loss adjustment expenses	722,190	482,506	239,684	49.7 %
Member benefit claims	119,017	119,288	(271)	(0.2)%
Commission expense	648,819	603,033	45,786	7.6 %
Employee compensation and benefits	137,743	114,341	23,402	20.5 %
Interest expense	30,247	25,836	4,411	17.1 %
Depreciation and amortization	19,860	21,425	(1,565)	(7.3)%
Other expenses	112,675	96,825	15,850	16.4 %
Total expenses	$ 1,790,551	$ 1,463,254	$ 327,297	22.4 %
Income (loss) before taxes [1]	$ 183,158	$ 129,816	$ 53,342	41.1 %
Key Performance Metrics:				
Gross written premiums and premium equivalents	$ 3,068,199	$ 2,747,854	$ 320,345	11.7 %
Net written premiums	$ 1,438,952	$ 1,319,948	$ 119,004	9.0 %
Loss ratio	45.5 %	40.1 %		
Acquisition ratio	31.5 %	36.2 %		
Underwriting ratio	77.0 %	76.3 %		
Operating expense ratio	13.0 %	14.0 %		
Combined ratio	90.0 %	90.3 %		
Return on average equity	26.0 %	25.7 %		
Non-GAAP Financial Measures [2]:				
Adjusted net income (before NCI)	$ 157,031	$ 115,705	$ 41,326	35.7 %
Adjusted return on average equity	29.1 %	29.2 %		
Adjusted net income	$ 124,393	$ 91,963	$ 32,430	35.3 %

[1]   Net income was $139.6 million for the year ended December 31, 2024 compared to $101.3 million for the year ended December 31, 2023.

[2]   See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Revenues - Year Ended December 31, 2024 compared to 2023

For the year ended December 31, 2024, total revenues increased 23.9%, to $2.0 billion, as compared to $1.6 billion for the year ended December 31, 2023. Earned premiums, net of $1.5 billion increased $344.1 million, or 30.5%, driven by growth in specialty E&S and admitted insurance lines. Earned premiums assumed from other insurance companies were $586.9 million, or 39.9% of total earned premiums, net, compared to $404.7 million, or 35.9%, in the prior year period. As it expands to new geographies and expands product offerings, the Company works to obtain necessary licenses and intends to write this business directly upon obtaining necessary licenses. The Company views direct written and assumed business as having similar characteristics. For the presented periods, earned premiums, net, did not include any significant regional geographic concentrations. Service and administrative fees of $405.2 million increased by 2.3% primarily driven by growth in vehicle service contract revenues. Ceding commissions of $15.4 million increased by $0.5 million, or 3.1%, in line with growth in ceded premiums. Other revenues increased by $7.8 million, or 24.6%, driven by growth in premium finance product offerings and interest income on cash and cash equivalents.

For the year ended December 31, 2024, 23.3% of revenues were derived from fees that were not solely dependent upon the underwriting performance of Fortegra's insurance products, resulting in more diversified earnings. For the year ended December 31, 2024, 79.9% of fee-based revenues were generated in non-regulated service companies, with the remainder in regulated insurance companies.

For the year ended December 31, 2024, net investment income was $33.0 million as compared to $26.7 million in the prior year period, primarily driven by growth in investments and the increase in yields. Net realized and unrealized gains were $8.5 million, an improvement of $12.7 million, as compared to net realized and unrealized losses of $4.2 million in the prior year period, primarily driven by the change in fair value of certain equity and other investments carried at fair value. Unrealized losses on AFS securities impacting OCI for the year ended December 31, 2024 were $1.0 million, driven by negative fair value adjustments on mortgage-backed securities and corporate bonds and other investments.

Expenses - Year Ended December 31, 2024 compared to 2023

For the year ended December 31, 2024, net losses and loss adjustment expenses were $722.2 million, member benefit claims were $119.0 million and commission expense was $648.8 million, as compared to $482.5 million, $119.3 million, and $603.0 million, respectively, for the year ended December 31, 2023. The increase in net losses and loss adjustment expenses of $239.7 million, or 49.7%, was driven by growth in U.S. and European insurance lines and the shift in business mix toward commercial lines, which tend to have higher loss ratios and lower commission and expense ratios. In addition, the Company experienced favorable prior year development of $0.6 million for the year ended December 31, 2024, primarily as a result of lower-than-expected losses in its commercial lines of business. For the year ended December 31, 2023, the Company experienced favorable prior year development of $11.2 million, primarily driven by a commutation agreement with a partner resulting in a reduction of policy liabilities and unpaid claims of $75.6 million relating to policies written in the 2020 and 2021 treaty years. For the year ended December 31, 2024 and 2023, net losses and adjustment expenses included $47.7 million and $2.3 million of net catastrophe losses, respectively, primarily related to Hurricanes Helene and Milton. The decrease in member benefit claims of $0.3 million, or 0.2%, was driven by moderating inflation on replacement costs and labor rates. Commission expenses increased by $45.8 million, or 7.6%, generally in line with the growth in earned premiums, net and service and administrative fees, partially offset by the impacts from sliding scale commission structures.

For the year ended December 31, 2024, employee compensation and benefits were $137.7 million and other expenses were $112.7 million, as compared to $114.3 million and $96.8 million, respectively, for the year ended December 31, 2023. Employee compensation and benefits increased by $23.4 million, or 20.5%, driven by investments in human capital associated with growth in E&S, admitted and services lines. Other expenses increased by $15.9 million, or 16.4%, driven by a change in fair value of the Fortegra Additional Warrant liability of $7.4 million, and increased marketing and information technology expenses.

For the year ended December 31, 2024, interest expense was $30.2 million as compared to $25.8 million for the year ended December 31, 2023. On November 7, 2024, Fortegra issued $150.0 million of 9.25% Fixed Rate Resetting Junior Subordinated Notes due November 2064. The proceeds of the 2024 Notes were used to repay outstanding indebtedness under Fortegra's credit agreement, for insurance company growth capital and general corporate purposes. The increase in interest expense of $4.4 million, or 17.1%, was primarily driven by the issuance of the new debt, the rise in short-term interest rates and increased borrowings on Fortegra's corporate revolver and asset based debt for premium finance lines.

For the year ended December 31, 2024, depreciation and amortization expense was $19.9 million, including $15.4 million of intangible amortization related to purchase accounting associated with the acquisitions of Fortegra in 2014 and additional services businesses from 2019 to 2023, as compared to $21.4 million, including $16.9 million of intangible amortization from purchase accounting in 2023.

Gross Written Premiums and Premium Equivalents[(1)]

($ in thousands)	Year Ended December 31,					
	2024		**2023**		**2022**	
Property and short-tail	$	845,721	$	548,984	$	263,933
Contractual liability		347,510		396,861		351,869
General liability		389,162		353,011		305,325
Alternative risks		362,153		330,171		363,362
Professional liability		276,390		232,944		82,340
Europe		163,292		141,208		125,150
Commercial lines	$	2,384,228	$	2,003,179	$	1,491,979
Personal lines	$	335,236	$	382,397	$	397,423
Insurance	$	2,719,464	$	2,385,576	$	1,889,402
Auto and consumer goods warranty		303,195		302,746		318,550
Other services		45,540		59,532		55,176
Services	$	348,735	$	362,278	$	373,726
Total	$	3,068,199	$	2,747,854	$	2,263,128

[(1)] The total gross written premiums and premium equivalents of $3,068.2 million, $2,747.9 million and $2,263.1 million for the years ended December 31, 2024, 2023 and 2022, respectively, were comprised of gross written premiums of $2,194.0 million, $1,896.5 million and $1,515.1 million, plus assumed premiums of $525.5 million, $489.1 million and $374.3 million, plus gross service and administrative fee additions of $348.7 million, $362.3 million and $373.7 million. See Note (8) Reinsurance Recoverable and Prepaid Reinsurance Premiums and Note (14) Revenue from Contracts with Customers within the respective periods for more information.

Total gross written premiums and premium equivalents for the year ended December 31, 2024 were $3.1 billion, representing an increase of $320.3 million, or 11.7%. The increase was driven by a combination of factors including expanding Fortegra's distribution partner network and growing E&S insurance lines.

For the year ended December 31, 2024, Insurance increased by $333.9 million, or 14.0%, driven by growth in specialty commercial lines, including E&S business, partially offset by decline in the personal lines. The year ended December 31, 2023, also benefited from a book-roll transaction of $125.1 million with one of Fortegra's distribution partners. For the year ended December 31, 2024, Services decreased by $13.5 million, or 3.7%, driven by lower volume in consumer goods and vehicle service contracts, partially offset by the acquisition of Premia.

The combination of unearned premiums and deferred revenues on Fortegra's balance sheet grew to $2.5 billion, representing an increase of $93.7 million, or 4.0%, from December 31, 2023 to December 31, 2024, as a result of growth in gross written premiums and premium equivalents.

Net written premiums

($ in thousands)	Year Ended December 31,					
	2024		**2023**		**2022**	
Property and short-tail	$	488,669	$	411,674	$	188,069
Contractual liability		87,470		68,368		100,338
General liability		182,407		163,567		147,442
Alternative risks		278,241		246,431		268,775
Professional liability		88,791		84,380		52,073
Europe		163,189		141,208		125,150
Commercial lines	$	1,288,767	$	1,115,628	$	881,847
Personal lines	$	150,185	$	204,320	$	207,543
Insurance	$	1,438,952	$	1,319,948	$	1,089,390

Net written premiums for the year ended December 31, 2024 were $1.4 billion, representing an increase of $119.0 million, or 9.0%, consistent with growth in gross written premiums, and as a result of increased retention on Fortegra's whole account quota share reinsurance arrangement from 30% to 40%, effective April 1, 2023. For the year ended December 31, 2024, commercial lines increased by $173.1 million, or 15.5%, driven by growth in specialty E&S and admitted business. For the year ended December 31, 2024, personal lines decreased by $54.1 million, or 26.5%, driven by declines in auto and personal credit lines. Property and short-tail lines represented $488.7 million, or 34.0%, of the total net written premiums for the year ended December 31, 2024 compared to $411.7 million, or 31.2%, for the prior year period. Property and short-tail net written premiums were diversified by geographic location, exposure and risk type with substantial reinsurance protection. As of December 31, 2024, the net loss to the Company in a 1-in-250 year catastrophe event represented approximately 4.2% of Fortegra's stockholders' equity. This reported loss includes the impact of incurred losses based on the estimated frequency and severity of potential events, reinstatements premiums, reinsurance recoveries and taxes.

Combined Ratio

The combined ratio was 90.0% for the year ended December 31, 2024, compared to 90.3% for the prior year period, reflecting the consistent underwriting performance and scalability of the Company's operating platform. The underwriting ratio was 77.0%, an increase of 0.7 percentage points from the prior year period, which consists of a loss ratio of 45.5%, compared to 40.1% in the prior year period, and an acquisition ratio of 31.5%, compared to 36.2% in the prior year period. The increase in loss ratio was driven by changes in business mix towards commercial lines and increases in repair and labor costs on vehicle service contracts compared to prior year period, which was partially offset by the decline in acquisition ratio as a result of swing rate commission structures. Additionally, for the year ended December 31, 2024, the loss ratio included 2.6 percentage points related to net catastrophe losses as compared to 0.2 percentage points in the prior year period. The primary catastrophic events impacting 2024 were Hurricanes Helene and Milton. The operating expense ratio was 13.0%, as compared to 14.0% in the prior year period, driven by operating efficiencies as premiums and revenues grew.

Underwriting and Fee Revenues and Margin - Non-GAAP

The below table shows underwriting and fee revenues and underwriting and fee margin by business mix for the years ended December 31, 2024 and 2023.

| ($ in thousands) | Year Ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
	Insurance	Services	Total	Insurance	Services	Total
Underwriting and Fee Revenues [1]	$1,480,104	$ 367,986	$1,848,090	$1,141,019	$ 359,004	$1,500,023
Net losses and loss adjustment expenses	722,190	—	722,190	482,456	50	482,506
Member benefit claims	—	119,017	119,017	—	119,288	119,288
Commission expense [2]	446,687	135,501	582,188	411,012	132,478	543,490
Underwriting and Fee Margin [1]	$ 311,227	$ 113,468	$ 424,695	$ 247,551	$ 107,188	$ 354,739
Loss ratio	48.8 %	32.3 %	45.5 %	42.3 %	33.2 %	40.1 %
Acquisition ratio	30.2 %	36.8 %	31.5 %	36.0 %	36.9 %	36.2 %
Underwriting ratio	79.0 %	69.1 %	77.0 %	78.3 %	70.1 %	76.3 %

[1] See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.
[2] Commission expense in this table is presented net of ceding fees and ceding commissions of $51.2 million and $15.4 million, respectively, for the year ended December 31, 2024, and $44.6 million and $14.9 million, respectively, for the year ended December 31, 2023.

Underwriting and fee revenues were $1.8 billion for the year ended December 31, 2024 as compared to $1.5 billion for the year ended December 31, 2023. Total underwriting and fee revenues increased $348.1 million, or 23.2%, driven by growth in insurance. The increase in insurance was $339.1 million, or 29.7%, driven by growth in specialty E&S and admitted insurance lines. The increase in services was $9.0 million, or 2.5%, driven by growth in vehicle service contracts and premium finance offerings.

Underwriting and fee margin was $424.7 million for the year ended December 31, 2024 as compared to $354.7 million for the year ended December 31, 2023. Total underwriting and fee margin increased $70.0 million, or 19.7%, driven by growth in insurance. Insurance grew by $63.7 million, or 25.7%, driven by revenue growth in specialty E&S and admitted lines. Services increased by $6.3 million, or 5.9%, driven by growth in vehicle service contracts and premium finance offerings.

Return on Average Equity

Return on average equity was 26.0% for the year ended December 31, 2024, as compared to 25.7% for the year ended December 31, 2023. The increase in net income and annualized return on average equity was driven by revenue growth and consistent combined ratio, in addition to improvements in net investment income and net realized and unrealized gains and losses.

Adjusted Net Income and Adjusted Return on Average Equity - Non-GAAP

For the year ended December 31, 2024, adjusted net income (before NCI) and adjusted return on average equity were $157.0 million and 29.1%, respectively, as compared to $115.7 million and 29.2%, respectively, for the year ended December 31, 2023. The improvement of adjusted net income was driven by the growth in revenues and consistent combined ratio, in addition to improvements in net investment income.

Tiptree Capital

Tiptree Capital consists of our Mortgage segment, which includes the operating results of Reliance, our mortgage business, and Tiptree Capital - Other, which consists of our other non-insurance operating businesses and investments.

Mortgage

Through our Mortgage operating subsidiary, Reliance, we originate, sell, securitize and service one-to-four-family, residential mortgage loans, comprised of conforming mortgage loans, Federal Housing Administration ("FHA"), Veterans Administration ("VA"), United States Department of Agriculture ("USDA"), and to a lesser extent, non-agency jumbo prime.

We are an approved seller/servicer for Fannie Mae and Freddie Mac. We are also an approved issuer and servicer for Ginnie Mae. We originate residential mortgage loans through our retail distribution channel (directly to consumers) in 39 states and the District of Columbia as of December 31, 2024.

Components of our Results of Operations

Revenues

Net Realized and Unrealized Gains (Losses) include gains on sale of mortgage loans and the fair value adjustment in mortgage servicing rights. Gains on the sale of mortgage loans represent the difference between the selling price and carrying value of loans sold and are recognized upon settlement. Such gains also include the changes in fair value of loans held for sale and loan-related hedges and derivatives. We transfer the risk of loss or default to the loan purchaser, however, in some cases we are required to indemnify purchasers for losses related to non-compliance with borrowers' creditworthiness and collateral requirements. Because of this, we recognize gains on sale net of required indemnification and premium recapture reserves. The fair value adjustment on mortgage servicing rights represents fair value adjustments considering estimated prepayments and other factors associated with changes in interest rates, plus actual run-off in the servicing portfolio. We report these adjustments separate from servicing income and servicing expense.

Other Revenue includes loan origination fees, interest income, and mortgage servicing income. Loan origination fees are earned as mortgage loans are funded. Servicing fees are earned over the life of the loan. Interest income includes interest earned on loans held for sale and interest income on bank balances and short-term investments.

Expenses

Employee Compensation and Benefits includes salaries, commissions, benefits, bonuses, other incentive compensation and related taxes for employees. Commissions expense for sales staff generally varies with loan origination volumes.

Interest Expense represents borrowing costs under warehouse and other credit facilities used primarily to fund loan originations. Amortization of deferred financing costs, including commitment fees, is included in interest expense.

Depreciation is mainly associated with furniture, fixtures and equipment. *Amortization* is primarily associated with a trade name and internally developed software.

Other Expenses include loan origination expenses, namely, leads, appraisals, credit reporting and licensing fees, general and administrative expenses, including office rent, insurance, legal, consulting and payroll processing expenses, and servicing expense.

The following tables present the Mortgage segment results for the following periods:

Results of Operations

($ in thousands)

	Year Ended December 31,			
	2024		**2023**	
Revenues:				
Net realized and unrealized gains (losses)	$	42,978	$	34,232
Other revenue		22,936		19,632
Total revenues	$	65,914	$	53,864
Expenses:				
Employee compensation and benefits	$	37,452	$	34,040
Interest expense		2,001		1,856
Depreciation and amortization		343		617
Other expenses		21,393		20,636
Total expenses	$	61,189	$	57,149
Income (loss) before taxes	$	4,725	$	(3,285)
Key Performance Metrics:				
Origination volumes	$	946,183	$	876,914
Gain on sale margins		4.8 %		4.7 %
Return on average equity		6.7 %		(4.6)%
Non-GAAP Financial Measures [(1)]**:**				
Adjusted net income	$	1,531	$	(1,082)
Adjusted return on average equity		2.8 %		(2.0)%

[(1)] See "——Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Revenues - Year Ended December 31, 2024 compared to 2023

For the year ended December 31, 2024, $946.2 million of loans were funded, compared to $876.9 million for the prior year period, an increase of $69.3 million, or 7.9%, driven by decrease in mortgage interest rates compared to the prior year period. Gain on sale margins remained consistent at 4.8% for the year ended December 31, 2024.

Net realized and unrealized gains for the year ended December 31, 2024 were $43.0 million, compared to $34.2 million in the prior year period, an increase of $8.7 million or 25.5%. The primary driver of increased gain on sale revenues was the increase in volumes and positive fair value adjustment in mortgage servicing rights of $2.7 million in 2024 compared to a negative fair value adjustment of $1.9 million in the prior year period.

Other revenue for the year ended December 31, 2024 was $22.9 million, compared to $19.6 million in the prior year period, an increase of $3.3 million, or 16.8%, driven by increased servicing revenues and interest income on mortgage loans. As of December 31, 2024, the mortgage servicing asset was $42.6 million, an increase from $40.8 million as of December 31, 2023.

Expenses - Year Ended December 31, 2024 compared to 2023

For the year ended December 31, 2024, employee compensation and benefits were $37.5 million, compared to $34.0 million in the prior year period, an increase of $3.4 million or 10.0%. The increase was driven primarily by higher commissions on higher origination volumes.

For the year ended December 31, 2024, interest expense was at $2.0 million, an increase of from the prior year period of $0.1 million, or 7.8%, with the increase driven by higher interest rates.

For the year ended December 31, 2024, other expenses were $21.4 million, compared to $20.6 million in the prior year period, an increase of $0.8 million, with the increase driven by a higher mortgage operational expenses.

Income (loss) before taxes

The income before taxes for the year ended December 31, 2024 was $4.7 million, compared to loss before taxes of $3.3 million in the prior year period driven by higher volumes.

Tiptree Capital - Other

The following tables present a summary of Tiptree Capital - Other results for the following periods:

Results of Operations

($ in thousands)	Year Ended December 31,			
		2024		2023
Revenues:				
Net realized and unrealized gains (losses)	$	(905)	$	(5,289)
Other income		4,136		7,386
Total revenue	$	3,231	$	2,097
Expenses:				
Employee compensation and benefits	$	515	$	579
Depreciation and amortization		—		97
Other expenses		2,879		4,685
Total expenses	$	3,394	$	5,361
Income (loss) before taxes	$	(163)	$	(3,264)
Non-GAAP Financial Measures [1]:				
Adjusted net income	$	289	$	923
Adjusted return on average equity		0.4 %		0.9 %

[1] See "——Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Revenues

Tiptree Capital - Other earns revenues from the following sources: net interest income; realized and unrealized gains and losses on the Company's investment holdings (including Invesque until its sale in April 2024); and charter revenues from vessels within the Company's maritime transportation operations. Subsequent to the sale of our dry bulk and tanker vessels, operations include two smaller vessels and other ancillary assets.

Revenues for the year ended December 31, 2024 were $3.2 million compared to $2.1 million in the prior year period with the improvement driven by decreased investment losses on Invesque in 2024, partially offset by lower interest income on cash and cash equivalents recorded in other income in 2024 compared to 2023.

Income (loss) before taxes

The loss before taxes from Tiptree Capital - Other for the year ended December 31, 2024 was $0.2 million, compared to the loss before taxes of $3.3 million in the prior year period. The improvement was driven by the same factors that impacted revenues.

Adjusted net income - Non-GAAP[1]

Adjusted net income decreased to $0.3 million for the year ended December 31, 2024 compared to $0.9 million in 2023.

Corporate

The following table presents a summary of corporate results for the following periods:

Results of Operations

($ in thousands)		Year Ended December 31,		
		2024		**2023**
Employee compensation and benefits	$	8,220	$	8,885
Employee incentive compensation expense		20,425		21,230
Depreciation and amortization		1,450		1,327
Other expenses		8,306		8,772
Total expenses	$	38,401	$	40,214

Corporate expenses include expenses of the holding company for employee compensation and benefits, interest expense, and public company and other expenses. Corporate employee compensation and benefits includes the expense of management, legal and accounting staff. Other expenses primarily consisted of audit and professional fees, insurance, office rent and other related expenses.

Employee compensation and benefits, including incentive compensation expense, were $28.6 million for the year ended December 31, 2024, compared to $30.1 million for the prior year period, driven by a decrease in accrued cash incentive compensation expense. Of the incentive compensation expense in the year ended December 31, 2024, $8.7 million was stock-based compensation expense, compared to $6.3 million in 2023. As of December 31, 2024 and 2023, the Company had no outstanding borrowings at the holding company and therefore incurred no interest expense for related periods. Other expenses declined to $8.3 million driven primarily by decreased professional fees.

Provision for Income Taxes

The total income tax expense of $61.7 million and $43.1 million for the years ended December 31, 2024 and 2023, respectively, is reflected as a component of net income (loss). For the years ended December 31, 2024 and 2023, the Company's effective tax rate was equal to 41.3% and 51.8%, respectively. The effective rates for the years ended December 31, 2024 and 2023 were significantly higher than the U.S. statutory income tax rate of 21.0%, primarily due to the impact of outside basis deferred taxes on Tiptree's investment in Fortegra.

Tiptree owns less than 80% of Fortegra and is required to record deferred taxes on the outside basis on its investment in Fortegra. This deferred tax liability represents the tax that would be due, before consideration of loss carryforwards, if Tiptree were to sell all of its Fortegra stock at its carrying value on Tiptree's balance sheet.

As of December 31, 2024, this deferred tax liability relating to Fortegra was $84.7 million, which was an increase of $23.0 million from the year ended December 31, 2023, of which a $0.5 million benefit was recorded in OCI, and a $23.5 million expense was recorded as a provision for income taxes. As of December 31, 2023, this deferred tax liability relating to Fortegra was $61.7 million, which was an increase of $21.7 million from the year ended December 31, 2022, of which $3.8 million expense was recorded in OCI, $1.2 million benefit was recorded directly in stockholders' equity, and $19.1 million expense was recorded as a provision for income taxes. Excluding the impact of these deferred taxes, the effective tax rates for the twelve months ended December 31, 2024 and 2023 were 25.5% and 28.8%, respectively.

Balance Sheet Information

Tiptree's total assets were $5,694.8 million as of December 31, 2024, compared to $5,139.3 million as of December 31, 2023. The $555.5 million increase in assets is primarily attributable to the growth in the Insurance segment.

Total stockholders' equity was $656.8 million as of December 31, 2024, compared to $576.6 million as of December 31, 2023, with the increase primarily driven by comprehensive income for the year ended December 31, 2024. As of December 31, 2024, there were 37,255,838 shares of common stock outstanding as compared to 36,756,187 shares as of December 31, 2023, with the increase driven by the vesting of share-based incentive compensation.

In March and April 2024, Tiptree, Warburg and Fortegra independent directors contributed $30.0 million, $9.9 million and $0.1 million, respectively, to Fortegra in exchange for common shares of Fortegra. As of December 31, 2024, Fortegra was owned approximately 79.1% by Tiptree Holdings, 17.7% by Warburg and 3.2% by management and directors of Fortegra, before giving effect to the exercise of outstanding warrants and management options, and the conversion of outstanding preferred stock.

The following table is a summary of certain balance sheet information:

| ($ in thousands) | As of December 31, 2024 | | | | |
| | Insurance | Tiptree Capital | | Corporate | Total |
		Mortgage	Other		
Total assets	$ 5,432,987	$ 202,664	$ 36,818	$ 22,320	$ 5,694,789
Corporate debt	$ 310,000	$ —	$ —	$ —	$ 310,000
Asset based debt	63,699	68,394	—	—	132,093
Tiptree Inc. stockholders' equity [1]	$ 426,412	$ 55,928	$ 35,893	$ (60,535)	$ 457,698
Non-controlling interests:					
Fortegra preferred interests	77,679	—	—	—	77,679
Common interests	121,394	—	—	—	121,394
Total stockholders' equity	$ 625,485	$ 55,928	$ 35,893	$ (60,535)	$ 656,771

[1] Included in Corporate equity is the deferred tax liability on the outside basis on Tiptree's investment in Fortegra of $84.7 million as of December 31, 2024.

NON-GAAP MEASURES AND RECONCILIATIONS

Non-GAAP Reconciliations

In addition to GAAP results, management uses the non-GAAP financial measures underwriting and fee revenues and underwriting and fee margin in order to better explain to investors the underwriting performance and the respective retentions between the Company and its agents and reinsurance partners. We also use the non-GAAP financial measures adjusted net income and adjusted return on average equity as measures of operating performance and as part of our resource and capital allocation process, to assess comparative returns on invested capital. Management believes these measures provide supplemental information useful to investors as they are frequently used by the financial community to analyze financial performance and to compare relative performance among comparable companies. Adjusted net income, adjusted return on average equity, underwriting and fee revenues and underwriting and fee margin are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for earned premiums, net income or any other measure derived in accordance with GAAP.

Underwriting and Fee Revenues and Underwriting and Fee Margin — Non-GAAP (Insurance only)

Underwriting and Fee Revenues — Non-GAAP — We define underwriting and fee revenues as earned premiums, net, service and administrative fees (excluding ceding fees) and other income (excluding cash and cash equivalent interest income). We reconcile underwriting and fee revenues as total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses), ceding fees, ceding commissions and cash and cash equivalent interest income as reported in other income. Underwriting and fee revenues represents revenues generated by our underwriting and fee-based operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting and fee revenues should not be viewed as a substitute for total revenues calculated in accordance with GAAP, and other companies may define underwriting and fee revenues differently.

($ in thousands)	Year Ended December 31,	
	2024	**2023**
Total revenues	$ 1,973,709	$ 1,593,070
Less: Net investment income	(32,976)	(26,674)
Less: Net realized and unrealized gains (losses)	(8,496)	4,207
Less: Ceding fees [1]	(51,247)	(44,628)
Less: Ceding commissions	(15,384)	(14,915)
Less: Cash and cash equivalent interest income [2]	(17,516)	(11,037)
Underwriting and fee revenues [3]	$ 1,848,090	$ 1,500,023

[1] Ceding fees were included in service and administrative fees on the statement of operations.
[2] Cash and cash equivalent interest income was included in other revenue on the statement of operations.
[3] Underwriting and fee revenues exclude ceding fees, ceding commissions and cash and cash equivalent interest income from other revenue.

Underwriting and Fee Margin — Non-GAAP — We define underwriting and fee margin as income before taxes, excluding net investment income, net realized gains (losses), net unrealized gains (losses), cash and cash equivalent interest income, employee compensation and benefits, other expenses, interest expense and depreciation and amortization. Underwriting and fee margin represents the underwriting performance of our underwriting and fee-based programs. As such, underwriting and fee margin excludes general administrative expenses, interest expense, depreciation and amortization and other corporate expenses as those expenses support the vertically integrated business model and not any individual component of our business mix. We use this metric as we believe it gives our management and other users of our financial information useful insight into the specific performance of our underlying underwriting and fee programs. Underwriting and fee income should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define underwriting and fee margin differently.

($ in thousands)		Year Ended December 31,		
		2024		**2023**
Income (loss) before income taxes	$	183,158	$	129,816
Less: Net investment income		(32,976)		(26,674)
Less: Net realized and unrealized gains (losses)		(8,496)		4,207
Less: Cash and cash equivalent interest income [1]		(17,516)		(11,037)
Plus: Depreciation and amortization		19,860		21,425
Plus: Interest expense		30,247		25,836
Plus: Employee compensation and benefits		137,743		114,341
Plus: Other expenses		112,675		96,825
Underwriting and fee margin [2]	$	424,695	$	354,739

[1] Cash and cash equivalent interest income was included in other revenue on the statement of operations.
[2] Underwriting and fee margin exclude cash and cash equivalent interest income.

Adjusted Net Income — Non-GAAP

We define adjusted net income as income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized and unrealized gains (losses) and intangibles amortization associated with purchase accounting, all of which is reduced for non-controlling interests. The calculation of adjusted net income excludes net realized and unrealized gains (losses) that relate to investments or assets rather than business operations. Adjusted net income should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define adjusted net income differently. Adjusted net income (before NCI) is presented before the impacts of non-controlling interests.

We present adjustments for amortization associated with acquired intangible assets. The intangible assets were recorded as part of purchase accounting in connection with Tiptree's acquisition of Fortegra Financial in 2014, and additional services businesses from 2019 to 2024. The intangible assets acquired contribute to overall revenue generation, and the respective purchase accounting adjustments will continue to occur in future periods until such intangible assets are fully amortized in accordance with the respective amortization periods required by GAAP.

Adjusted Return on Average Equity — Non-GAAP

We define adjusted return on average equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending stockholders' equity during the period. See "—Adjusted Net Income—Non-GAAP" above. Adjusted return on average equity should not be viewed as a substitute for return on average equity calculated in accordance with GAAP, and other companies may define adjusted return on average equity differently.

($ in thousands)	Year Ended December 31, 2024									
			Tiptree Capital							
	Insurance		Mortgage		Other		Corporate		Total	
Income (loss) before taxes	$	183,158	$	4,725	$	(163)	$	(38,401)	$	149,319
Less: Income tax (benefit) expense		(43,260)		(1,091)		(540)		(16,761)		(61,652)
Less: Net realized and unrealized gains (losses) [1]		(8,496)		(2,711)		905		—		(10,302)
Plus: Intangibles amortization [2]		15,413		—		—		—		15,413
Plus: Stock-based compensation expense		8,998		—		—		8,682		17,680
Plus: Non-recurring expenses [3]		3,455		—		—		—		3,455
Plus: Non-cash fair value adjustments [4]		7,436		—		—		—		7,436
Plus: Impact of tax deconsolidation of Fortegra [5]		—		—		—		23,495		23,495
Less: Tax on adjustments [6]		(9,673)		608		87		(3,168)		(12,146)
Adjusted net income (before NCI)	$	157,031	$	1,531	$	289	$	(26,153)	$	132,698
Less: Impact of non-controlling interests		(32,638)		—		—		—		(32,638)
Adjusted net income	$	124,393	$	1,531	$	289	$	(26,153)	$	100,060
Adjusted net income (before NCI)	$	157,031	$	1,531	$	289	$	(26,153)	$	132,698
Average stockholders' equity	$	539,049	$	54,113	$	80,856	$	(57,350)	$	616,668
Adjusted return on average equity [7]		29.1 %		2.8 %		0.4 %		NM%		21.5 %

($ in thousands)	Year Ended December 31, 2023									
			Tiptree Capital							
	Insurance		Mortgage		Other		Corporate		Total	
Income (loss) before taxes	$	129,816	$	(3,285)	$	(3,264)	$	(40,214)	$	83,053
Less: Income tax (benefit) expense		(28,224)		837		153		(15,822)		(43,056)
Less: Net realized and unrealized gains (losses) [1]		4,207		1,861		5,289		—		11,357
Plus: Intangibles amortization [2]		16,919		—		—		—		16,919
Plus: Stock-based compensation expense		2,018		—		—		6,251		8,269
Plus: Non-recurring expenses [3]		2,824		—		—		—		2,824
Plus: Non-cash fair value adjustments [4]		(1,769)		—		—		—		(1,769)
Plus: Impact of tax deconsolidation of Fortegra [5]		—		—		—		19,101		19,101
Less: Tax on adjustments [6]		(10,086)		(495)		(1,255)		797		(11,039)
Adjusted net income (before NCI)	$	115,705	$	(1,082)	$	923	$	(29,887)	$	85,659
Less: Impact of non-controlling interests		(23,742)		—		—		—		(23,742)
Adjusted net income	$	91,963	$	(1,082)	$	923	$	(29,887)	$	61,917
Adjusted net income (before NCI)	$	115,705	$	(1,082)	$	923	$	(29,887)	$	85,659
Average stockholders' equity	$	395,661	$	53,520	$	100,325	$	5,564	$	555,070
Adjusted return on average equity [7]		29.2 %		(2.0)%		0.9 %		NM%		15.4 %

[1] Net realized and unrealized gains (losses) added back in Adjusted net income excludes net realized and unrealized gains (losses) from the mortgage segment and unrealized gains (losses) on mortgage servicing rights.

[2] Specifically associated with acquisition purchase accounting. See Note (9) Goodwill and Intangible Assets, net.

[3] For the years ended December 31, 2024 and 2023, included in other expenses were expenses related to legal and other expenses associated with preparation of the registration statement for the withdrawn Fortegra initial public offering in 2024 and acquisitions of services businesses in 2023, respectively.

[4] For the years ended December 31, 2024 and 2023, non-cash fair-value adjustments represent a change in fair value of the Fortegra Additional Warrant liability.

[5] For the years ended December 31, 2024 and 2023, included in the adjustment is an add-back of $23.5 million and $19.1 million, respectively, related to deferred tax expense from the WP Transaction.

[6] Tax on adjustments represents the tax applied to the total non-GAAP adjustments and includes adjustments for non-recurring or discrete tax impacts.

[7] Total Adjusted return on average equity after non-controlling interests was 22.9% and 15.2% for the years ended December 31, 2024 and 2023, respectively, based on $100.1 million and $61.9 million of Adjusted net income over $437.3 million and $407.1 million of average Tiptree Inc. stockholders' equity.

Book Value per share - Non-GAAP

Management believes the use of this financial measure provides supplemental information useful to investors as book value is frequently used by the financial community to analyze company growth on a relative per share basis. The following table provides a reconciliation between total stockholders' equity and total shares outstanding, net of treasury shares.

($ in thousands, except per share information)	As of December 31,	
	2024	2023
Total stockholders' equity	$ 656,771	$ 576,565
Less: Non-controlling interests	199,073	159,699
Total stockholders' equity, net of non-controlling interests	$ 457,698	$ 416,866
Total common shares outstanding	37,256	36,756
Book value per share	$ 12.29	$ 11.34

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are unrestricted cash, cash equivalents and other liquid investments, the Tiptree Credit Agreement and distributions from operating subsidiaries, including income from our investment portfolio and sales of assets and investments. We intend to use our cash resources to continue to fund our operations and grow our businesses. We may seek additional sources of cash to fund acquisitions or investments. These additional sources of cash may take the form of debt or equity and may be at the parent, subsidiary or asset level. We are a holding company, and our liquidity needs are primarily for compensation, professional fees, office rent and insurance costs.

Our subsidiaries' ability to generate sufficient net income and cash flows to make cash distributions will be subject to numerous business and other factors, including restrictions contained in agreements for the strategic investment by Warburg in Fortegra, our subsidiaries' financing agreements, regulatory restrictions, availability of sufficient funds at such subsidiaries, general economic and business conditions, tax considerations, strategic plans, financial results and other factors such as target capital ratios and ratio levels anticipated by rating agencies to maintain or improve current ratings. We expect our cash and cash equivalents and distributions from operating subsidiaries, our subsidiaries' access to financing, and sales of investments to be adequate to fund our operations for at least the next 12 months, as well as the long term.

As of December 31, 2024, cash and cash equivalents, excluding restricted cash, were $320.1 million, compared to $468.7 million as of December 31, 2023, a decrease of $148.6 million, primarily driven by the increase in investments, partially offset by cash flow from operations at our insurance business.

Our mortgage business relies on short term uncommitted sources of financing as a part of their normal course of operations. To date, we have been able to obtain and renew uncommitted warehouse credit facilities. If we were not able to obtain financing, then we may need to draw on other sources of liquidity to fund our mortgage business. See Note (11) Debt, net in the notes to our consolidated financial statements for additional information regarding our insurance and mortgage borrowings.

We believe that cash flow from operations will provide sufficient capital to continue to grow the business and fund interest on the outstanding debt, capital expenditures and other general corporate needs over the next several years. As we continue to expand our business, including by any acquisitions we may make, we may, in the future, require additional working capital for increased costs.

For purposes of determining enterprise value, we consider corporate credit agreements and preferred trust securities, which we refer to as corporate debt, as corporate financing and associated interest expense is added back. The below table outlines this amount by debt outstanding and interest expense at the insurance company and corporate level.

Corporate Debt

($ in thousands)	Corporate Debt Outstanding as of December 31,		Interest Expense for the year ended December 31,	
	2024	2023	2024	2023
Insurance	$ 310,000	$ 290,000	$ 24,145	$ 19,531
Total	$ 310,000	$ 290,000	$ 24,145	$ 19,531

On February 7, 2025, we entered into the Tiptree Credit Agreement, pursuant to which Tiptree Holdings borrowed $75.0 million to, among other things, fund working capital and general corporate purposes. The principal of, and all accrued and unpaid interest on, all loans under the Tiptree Credit Agreement will mature on February 7, 2028.

As of December 31, 2024, no borrowings were outstanding as compared to $130.0 million outstanding under the revolving line of credit in our insurance business as of December 31, 2023. The maximum borrowing capacity under the agreements as of December 31, 2024 and 2023 was $200.0 million.

On October 16, 2017, a subsidiary of Fortegra issued $125.0 million of 8.50% Fixed Rate Resetting Junior Subordinated Notes due October 2057. Substantially all of the net proceeds were used to repay the existing secured credit agreement at that time, which was terminated thereafter. Beginning on October 15, 2027, the Company may redeem the 2017 Notes at par plus accrued and unpaid interest.

On November 7, 2024, Fortegra issued $150.0 million of 9.25% Fixed Rate Resetting Junior Subordinated Notes due November 2064 ("the 2024 Notes"). The proceeds of the 2024 Notes were used to repay outstanding indebtedness under the Company's credit agreement, for insurance company growth capital and general corporate purposes. Beginning on November 15, 2029, the Company may redeem the 2024 Notes at par plus accrued and unpaid interest.

On June 20, 2007, a subsidiary of Fortegra issued $35.0 million of preferred trust securities due June 15, 2037. Interest is payable quarterly at an interest rate of SOFR plus 4.10% plus a spread adjustment (previously, LIBOR plus 4.10%). The Company may redeem the preferred trust securities, in whole or in part, at a price equal to the full outstanding principal amount of such preferred trust securities outstanding plus accrued and unpaid interest.

Consolidated Comparison of Cash Flows

($ in thousands)	Year Ended December 31,	
	2024	**2023**
Cash and cash equivalents provided by (used in):		
Operating activities	$ 240,756	$ 71,452
Investing activities	(322,985)	(244,669)
Financing activities	6,287	113,406
Effect of exchange rate changes on cash	(355)	1,525
Change in cash, cash equivalents and restricted cash	$ (76,297)	$ (58,286)

Operating Activities

Cash provided by operating activities was $240.8 million for the year ended December 31, 2024. In 2024, the primary sources of cash from operating activities included growth in insurance premiums written resulting in increases in policy liabilities and unpaid claims, deferred revenues and unearned premiums, which were partially offset by increases in accounts receivable and prepaid reinsurance premiums and decreases in reinsurance payables, and other liabilities and accrued expenses.

Cash provided by operating activities was $71.5 million for the year ended December 31, 2023. In 2023, the primary sources of cash from operating activities included growth in insurance premiums written resulting in increases in deferred revenues, unearned premiums, policy liabilities and unpaid claims, reinsurance payables and other liabilities and accrued expenses which were partially offset by increases in notes and accounts receivable, reinsurance recoverable and prepaid reinsurance premiums.

Investing Activities

Cash used in investing activities was $323.0 million for the year ended December 31, 2024. In 2024, the primary use of cash was the purchases of investments outpacing proceeds from sales and maturities, in addition to the issuance of notes receivable exceeding proceeds from notes receivable.

Cash used in investing activities was $244.7 million for the year ended December 31, 2023. In 2023, the primary uses of cash were the purchases of investments outpacing the proceeds from the sale of investments, as well as the acquisition of Premia.

Financing Activities

Cash provided by financing activities was $6.3 million for the year ended December 31, 2024. In 2024, the cash provided was primarily from Fortegra's issuance of $150.0 million of 9.25% Fixed Rate Resetting Junior Subordinated Notes due November 2064 (the "2024 Notes"), partially offset by repayments of its revolving line of credit of $130 million and the payment of common and preferred dividends.

Cash provided by financing activities was $113.4 million for the year ended December 31, 2023. In 2023, the cash provided was primarily proceeds from corporate borrowings and mortgage warehouse facilities which exceeded repayments, partially offset by non-controlling interests distributions and the payment of dividends.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are described in Note (2) Summary of Significant Accounting Policies. As disclosed in Note (2), the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Impairment

Goodwill and Intangible Assets, net

The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but subject to tests for impairment annually or if events or circumstances indicate it is more likely than not they may be impaired. Finite-lived intangible assets are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. At both December 31, 2024 and 2023, we had two reporting units for goodwill impairment testing, of which the fair value significantly exceeded carrying value as of that date. See Note (9) Goodwill and Intangible Assets, net.

Reserves

Unpaid claims are reserve estimates that include an amount determined from individual case estimates and loss reports, and an amount, based on past experience, for losses incurred but not reported (IBNR) that are established in accordance with GAAP using generally accepted actuarial methods. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premiums, target loss ratios, in-force amounts, unearned premium reserves, industry recognized morbidity tables or a combination of these factors.

In arriving at the IBNR reserves, the Company conducts an actuarial analysis on a basis gross of reinsurance. The same estimates used as a basis in calculating the gross IBNR reserves are then used as the basis for calculating the net IBNR reserves, which take into account the impact of reinsurance. Anticipated future loss development patterns form a key assumption underlying these analyses. Our claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. From the anticipated loss development patterns, a variety of actuarial loss projection techniques are employed, such as the chain ladder method, the Bornhuetter-Ferguson method and expected loss ratio method.

The unpaid claims reserves represent the Company's best estimates, generally involving actuarial projections at a given time. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the periods presented.

During the years ended December 31, 2024, 2023 and 2022, the Company experienced favorable prior year development of $0.6 million, $11.2 million and $0.9 million, respectively. In 2024, the $0.6 million favorable prior year development was primarily driven by lower than expected claims paid development in our commercial lines of business. In 2023, the $11.2 million favorable prior year development was primarily driven by lower than expected claims paid development in our commercial lines of business for the 2018 and 2020 accident years. In 2022, the $0.9 million favorable prior year development was primarily due to lower-than-expected claim severity in our commercial lines business.

Management considers the prior year development for all three years to be insignificant when considered in the context of our annual earned premiums, net as well as our net losses and loss adjustment expenses and member benefit claims expenses. For the year ended December 31, 2024, net losses and loss adjustment expenses were $722.2 million, which resulted to a loss ratio of 45.5%. Without the $0.6 million of favorable prior year development, the 2024 loss ratio would have been approximately 0.1% higher. For comparison, the 2023 and 2022 loss ratios were 40.1% and 37.7%, respectively. In general, the Company's loss ratio results have been predictable and consistent over time, with the increase over prior year periods driven by the product mix increasing toward lines with higher loss ratios and lower acquisition ratios. Actuarial estimates are subject to estimation variability, and while management uses its best judgment in establishing the estimate of required unpaid claims, different assumptions and variables could lead to significantly different unpaid claims estimates. The variability in these estimates can, and have in the past, been significant to pretax income.

We analyze our development on a quarterly basis and given the short duration nature of our products, favorable or adverse development emerges quickly and allows for timely reserve strengthening, if necessary, or modifications to our product pricing or offerings.

Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

While management has used its best judgment in establishing the estimate of required unpaid claims, different assumptions and variables could lead to significantly different unpaid claims estimates. The determination of best estimates is affected by many factors, including but not limited to:
- the quality and applicability of historical data,
- current and future economic conditions,
- trends in loss frequencies and severities for various causes of loss,
- changes in claims reporting patterns,
- claims settlement patterns and timing,
- regulatory, legislative and judicial decisions,
- morbidity patterns, and
- the attitudes of claimants towards settlements.

The adequacy of our unpaid claims reserves will be impacted by future trends that impact these factors. Two key measures of loss activity are loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls, changes in economic activity and weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

If the actual level of loss frequency and severity are higher or lower than expected, the ultimate reserves required will be different than management's estimate. Based on our actuarial analysis, we have determined that an aggregate change that is greater than 5% in loss frequency and loss severity is not reasonably likely given the Company's low limit underwriting and low severity philosophies. The effect of higher and lower levels of loss frequency and severity on our ultimate costs for claims occurring in 2024 would be as follows:

Accident Year 2024 Sensitivity Test
Change in Loss & Frequency & Severity on Ultimate

($ in millions)

Scenario	Ultimate Cost	Change
5% higher	$ 757	$ 36
3% higher	$ 743	$ 22
1% higher	$ 728	$ 7
Base scenario	$ 721	$ —
1% lower	$ 714	$ (7)

3% lower		$	699 $	(22)
5% lower		$	685 $	(36)

Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

Deferred Acquisition Costs

The Company defers certain costs of acquiring new and renewal insurance policies, and other products as follows:

Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company's insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.

Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees, that resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.

The Company evaluates whether all deferred acquisition costs are recoverable at year end, and considers investment income in the recoverability analysis for insurance policy related deferred acquisition costs. As a result of the Company's evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the years ended December 31, 2024 and 2023.

Amortization of deferred acquisition costs was $657.6 million, $583.6 million and $479.1 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Revenue Recognition

The Company earns revenues from a variety of sources:

Earned Premiums, net

Net earned premiums is from direct and assumed earned premiums consisting of revenue generated from the direct sale of insurance policies by the Company's distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy using methods appropriate to the pattern of losses for the type of business. Methods used include pro rata, Rule of 78's, and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company's reinsurers, including PORCs, earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.

Service and Administrative Fees

The Company earns service and administrative fees from a variety of activities. Such fees are typically positively correlated with transaction volume and are recognized as revenue as they become both realized and earned. Revenues from contracts with customers were $341.5 million and $341.4 million for the years ended December 31, 2024 and 2023, respectively, and include auto and consumer goods service contracts, motor clubs, other service and administrative fees, vessel related revenue and management fee income. See Note (14) Revenue from Contracts with Customers for more detailed disclosure regarding these revenues.

Service fee revenue is recognized as the services are performed. Administrative fee revenue includes the administration of premium associated with our producers and their PORCs. In addition, we also earn fee revenue from debt cancellation programs, motor club memberships and warranty programs. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using pro rata, Rule of 78's, modified Rule of 78's, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. In addition, we also record on an earned basis a ceding fee paid by our reinsurers on ceded insurance premiums. This fee reimburses us for administrative, underwriting, and acquisition expenses. These fees are earned primarily pro-rata over the remaining term of the policy.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting guidance requires these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.

The Company establishes valuation allowances for deferred tax assets when, in its judgment, it concludes that it is more likely than not that the deferred tax assets will not be realized. These judgments are based on projections of future income, including tax-planning strategies, by individual tax jurisdictions. Changes in economic conditions and the competitive environment may impact the accuracy of the Company's projections. On a quarterly basis, the Company assesses the likelihood that its deferred tax assets will be realized and determines if adjustments to the Company's valuation allowance is appropriate.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note (2) Summary of Significant Accounting Policies, in the accompanying consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk related to borrowings in various businesses. These risks result primarily from changes in SOFR rates and the spread over SOFR rates related to the credit risks of our businesses.

For fixed rate debt, interest rate fluctuations generally affect the fair value of our liabilities, but do not impact our earnings. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until such obligations mature or until we elect to prepay and refinance such obligations. If interest rates have risen at the time our fixed rate debt matures or is refinanced, our future earnings could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of maturity or refinancing may lower our overall interest expense. As of December 31, 2024, the Company's insurance subsidiary had $125.0 million and $150.0 million of general purpose fixed rate debt outstanding maturing in 2057 and 2064, respectively.

For general purpose floating rate debt, interest rate fluctuations primarily affect interest expense and cash flows. If market interest rates rise, our earnings could be adversely affected by an increase in interest expense. In contrast, lower interest rates may reduce our interest expense and improve our earnings, except to the extent that our borrowings are subject to interest rate floors. The floating interest rate risk of asset based financing is generally offset as the financing and the purchased financial asset are generally subject to the same interest rate risk. As of December 31, 2024, the Company's insurance subsidiary had $35.0 million of floating rate corporate debt with a weighted average rate of 9.5% compared to $165.0 million of floating rate corporate debt as of December 31, 2023, with a weighted average rate of 7.3%. For floating rate risk of other asset based financing such as borrowings to finance acquisitions of real estate, we generally hedge our exposure to the variability of the benchmark index with an interest rate swap. As of December 31, 2024 and 2023, Tiptree's holding company had no general purpose floating rate debt as it was repaid in June 2022.

Our consolidated results include investments in bonds, loans or other interest bearing instruments. The fair values of such investments fluctuate in response to changes in market interest rates. Increases and decreases in interest rates generally translate into decreases and increases in fair values of these instruments. Some of these investments bear a floating rate of interest which subjects the Company to cash flow risk based upon changes in the underlying interest rate index. As noted above in the discussion of risks related to floating rate borrowings, the Company mitigates a significant amount of our floating rate risk by matching the funding of such investments with borrowings based upon the same interest rate index. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

As of December 31, 2024, we had $1,157.3 million invested in interest bearing instruments, which represents 74.8% of the total investment portfolio (including cash and cash equivalents). The estimated effects of a hypothetical increase in interest rates of 100 bps would result in a decrease to the fair value of the portfolio by $38.7 million. As of December 31, 2023, we had $879.6 million invested in interest bearing instruments, which represented 66% of the total investment portfolio. The estimated effects of a hypothetical increase in interest rates of 100 bps would result in a decrease to the fair value of the portfolio by $26.8 million.

Credit Risk

We are exposed to credit risk in the form of available for sale securities, investments in loans, and other investments as follows:

($ in thousands)	As of December 31,			
	2024		**2023**	
Available for sale securities, at fair value [1]				
Obligations of state and political subdivisions	$	38,675	$	45,459
Corporate securities		598,134		254,598
Asset backed securities		22,860		26,186
Certificates of deposit		1,145		1,724
Obligations of foreign governments		51,472		4,557
Loans, at fair value [2]				
Corporate loans		10,272		11,218
Other investments [3]				
Corporate bonds, at fair value		3,331		62,081
Debentures		25,320		25,648
Investment in credit fund		21,332		11,830
Other		—		7,201
Total	$	772,541	$	450,502

[1] The Company also holds investments in U.S. Treasury securities and obligations of U.S. government authorities and agencies of $395.6 million and $470.1 million as of December 31, 2024 and 2023, respectively. These investments do not represent a credit risk and are excluded.

[2] The Company also holds investments in mortgage loans held for sale of $71.1 million and $58.3 million as of December 31, 2024 and 2023, respectively. These investments do not represent a credit risk and are excluded.

[3] The Company also holds other investments of $3.1 million and $4.3 million as of December 31, 2024 and 2023, respectively. These investments do not represent a credit risk and are excluded.

Credit risk within the Company's investments represents the exposure to the adverse changes in the creditworthiness of individual investment holdings, issuers, groups of issuers, industries, and countries. Our policy is to invest in high-quality securities and to limit investments in the instruments that are either unrated or rated below investment grade. As of December 31, 2024 and 2023, 84% and 72%, respectively, of the investments subject to credit risk had investment grade ratings.

In addition, our mortgage business also underwrites mortgage loans for the purpose of selling them into the secondary market. Due to the relatively short holding period, the credit risk associated with mortgage loans held for sale is not expected to be significant.

See Note (6) Investments to the consolidated financial statements for more information regarding our investments in loans by type.

Market Risk

We are primarily exposed to market risk related to the following investments:

($ in thousands)	As of December 31, 2024						As of December 31, 2023					
	Insurance		Tiptree Capital - Other		Total		Insurance		Tiptree Capital - Other		Total	
Invesque	$	—	$	—	$	—	$	719	$	3,442	$	4,161
Exchange traded funds		5,075		—		5,075		1,349		—		1,349
Other equity securities		99,393		4,152		103,545		25,045		37,753		62,798
Total equity securities	$	104,468	$	4,152	$	108,620	$	27,113	$	41,195	$	68,308

A 10% increase or decrease in the fair value of such investments would result in $10.8 million and $6.8 million of unrealized gains and losses as of December 31, 2024 and 2023, respectively.

Foreign Currency Exchange Rate Risk

We have foreign currency exchange rate risk associated with certain assets and liabilities related to our foreign operations. At December 31, 2024 and 2023, 88% and 93%, respectively of our invested assets were denominated in United States (U.S.)

Dollars. At that date, the largest foreign currency denominated asset balances were fixed income securities denominated in British Pound Sterling and Euros reported within available for sale securities, at fair value. At December 31, 2024 and 2023, 87% and 92%, respectively, of our insurance subsidiary's combined unpaid premiums and deferred revenue were denominated in U.S. Dollars.

Counterparty Risk

We are subject to counterparty risk to the extent that we engage in derivative activities for hedging or other purposes. As of December 31, 2024 and 2023, the total fair value of derivative assets subject to counterparty risk, including the effect of any legal right of offset, totaled $3.1 million and $4.0 million, respectively. We generally manage our counterparty risk to derivative counterparties by entering into contracts with counterparties of high credit quality.

Total reinsurance recoverables and prepaid reinsurance premiums were $2,039.1 million and $1,854.4 million of December 31, 2024 and 2023, respectively. Of those amounts, $835.3 million and $870.5 million, respectively, related to contracts with third-party captives in which we hold collateral or receive letters of credit in excess of the reinsurance receivables. The remainder is held with high quality reinsurers, substantially all of which have a rating of A or better by A.M. Best. As of December 31, 2024, the non-affiliated reinsurers from whom our insurance business has the largest reinsurance receivable balances represented $220.4 million, or 10.8% of the total, and included: Allianz Global Risks US Insurance Company (AM Best Rating: A+ rated), Allianz Reinsurance America, Inc. (AM Best Rating: A+ rated), and Ferian Re, LTD (AM Best Rating: Not Rated). Receivable balances from authorized reinsurers, such as the Allianz companies noted above, do not require collateral based on the authorized status of the parties. Receivable balances from unauthorized reinsurers are collateralized by assets on hand, assets held in trust accounts, and/or letters of credit. The Company monitors collateral values, authorization status, financial statements and AM Best ratings of its reinsurers periodically. As of December 31, 2024, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the related collateralization or reinsurer AM Best rating.

($ in thousands)	As of December 31,	
	2024	**2023**
Third-party captives		
Reinsurance receivables and prepaid reinsurance premiums	$ 835,331	$ 870,511
Collateral	$ 1,105,124	$ 1,035,728
% Collateralized	132 %	119 %
Professional Reinsurers		
Reinsurance receivables and prepaid reinsurance premiums	$ 1,203,805	$ 983,900
Collateral	$ 350,871	$ 643,853
% Collateralized	29 %	65 %
Total		
Reinsurance receivables and prepaid reinsurance premiums	$ 2,039,136	$ 1,854,410
Collateral	$ 1,455,995	$ 1,679,581
% Collateralized	71 %	91 %

We were also exposed to counterparty risk of approximately $286.3 million and $265.9 million as of December 31, 2024 and 2023, respectively, related to our retrospective commission arrangements; associated risks are offset by the Company's contractual ability to withhold future commissions against the retrospective balances. In addition, we are exposed to counterparty risk of approximately $138.2 million and $134.1 million as of December 31, 2024 and 2023, respectively, related to our premium financing business. The risk associated with such arrangements is mitigated by the fact that we have the contractual ability to cancel the insurance policy and have premiums refunded to us by the insurer in the event of a counterparty default.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Tiptree Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tiptree Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Policy liabilities and unpaid claims – Refer to Notes 2 and 13 to the financial statements

Critical Audit Matter Description

Policy liabilities and unpaid claims include claims in the normal course of settlement and reserve estimates. The Company estimates policy liabilities and unpaid claims by applying a variety of generally accepted actuarial methods to historical loss development patterns, which require numerous assumptions and significant judgment.

We identified policy liabilities and unpaid claims as a critical audit matter because of the significant estimates and assumptions management made in forecasting ultimate losses. This critical audit matter required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve our actuarial specialists, when performing audit procedures to evaluate management's selection of various assumptions in determining unpaid claims reserves.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing management's significant estimates and assumptions used in determining policy liabilities and unpaid claims included the following, among others:

- We tested the design and operating effectiveness of controls over policy liabilities and unpaid claims, including those related to the estimation and management's review of the estimates as well as the selection of underlying assumptions.
- We tested the design and operating effectiveness of controls over the completeness and accuracy of the premium and claim data utilized by management and their third-party actuaries.
- We evaluated the methods and assumptions used by the Company to estimate the policy liabilities and unpaid claims through the following procedures:
    - With assistance from our actuarial specialists:
        - We developed an independent expected range of policy liabilities and unpaid claims reserves based on historical and industry claim development factors or performed actuarial peer review procedures to evaluate management's application of actuarial methods and significant assumptions.
        - We performed retrospective procedures comparing actual loss development with expected development to assess the reasonableness of assumptions used, including consideration of potential bias, in the estimation of policy liabilities and unpaid claims.
    - We tested the underlying data that served as the basis for the actuarial analysis, including historical claims data, to test that the inputs to the actuarial estimates were complete and accurate.

/s/Deloitte & Touche LLP
New York, New York
March 3, 2025

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Tiptree Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tiptree Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 3, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
New York, New York
March 3, 2025

TIPTREE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share data)

	As of December 31,	
	2024	2023
Assets:		
Investments:		
Available for sale securities, at fair value, net of allowance for credit losses	$ 1,107,929	$ 802,609
Loans, at fair value	81,330	69,556
Equity securities	108,620	68,308
Other investments	53,084	111,088
Total investments	1,350,963	1,051,561
Cash and cash equivalents	320,067	468,711
Restricted cash	96,197	23,850
Notes and accounts receivable, net	799,131	684,608
Reinsurance recoverable	992,883	953,886
Prepaid reinsurance premiums	1,046,253	900,524
Deferred acquisition costs	565,872	565,746
Goodwill	206,706	206,155
Intangible assets, net	102,859	118,757
Other assets	213,858	165,515
Total assets	$ 5,694,789	$ 5,139,313
Liabilities and Stockholders' Equity		
Liabilities:		
Debt, net	$ 427,089	$ 402,411
Unearned premiums	1,766,068	1,695,058
Policy liabilities and unpaid claims	1,298,081	844,848
Deferred revenue	695,772	673,085
Reinsurance payable	443,083	543,602
Other liabilities and accrued expenses	407,925	403,744
Total liabilities	$ 5,038,018	$ 4,562,748
Stockholders' Equity:		
Preferred stock: $0.001 par value, 100,000,000 shares authorized, none issued or outstanding	$ —	$ —
Common stock: $0.001 par value, 200,000,000 shares authorized, 37,255,838 and 36,756,187 shares issued and outstanding, respectively	37	37
Additional paid-in capital	389,693	382,239
Accumulated other comprehensive income (loss), net of tax	(27,750)	(26,073)
Retained earnings	95,718	60,663
Total Tiptree Inc. stockholders' equity	457,698	416,866
Non-controlling interests:		
Fortegra preferred interests	77,679	77,679
Common interests	121,394	82,020
Total non-controlling interests	199,073	159,699
Total stockholders' equity	656,771	576,565
Total liabilities and stockholders' equity	$ 5,694,789	$ 5,139,313

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands, except share data)

| | For the Year Ended December 31, | | | | | |
	2024		2023		2022	
Revenues:						
Earned premiums, net	$	1,471,930	$	1,127,834	$	904,765
Service and administrative fees		405,193		395,969		320,720
Ceding commissions		15,384		14,915		13,880
Net investment income		32,976		26,674		12,219
Net realized and unrealized gains (losses)		50,569		24,736		69,983
Other revenue		66,802		58,903		76,185
Total revenues		2,042,854		1,649,031		1,397,752
Expenses:						
Policy and contract benefits		841,207		601,794		452,605
Commission expense		648,819		603,033		522,686
Employee compensation and benefits		204,355		179,075		182,657
Interest expense		32,248		27,692		30,240
Depreciation and amortization		21,653		23,466		22,973
Other expenses		145,253		130,918		132,580
Total expenses		1,893,535		1,565,978		1,343,741
Income (loss) before taxes		149,319		83,053		54,011
Less: provision (benefit) for income taxes		61,652		43,056		50,450
Net income (loss)		87,667		39,997		3,561
Less: net income (loss) attributable to non-controlling interests		34,300		26,046		11,835
Net income (loss) attributable to common stockholders	$	53,367	$	13,951	$	(8,274)
Net income (loss) per common share:						
Basic earnings per share	$	1.44	$	0.38	$	(0.23)
Diluted earnings per share	$	1.30	$	0.33	$	(0.23)
Weighted average number of common shares:						
Basic		36,872,706		36,693,204		35,531,149
Diluted		37,926,792		37,619,095		35,531,149
Dividends declared per common share	$	0.49	$	0.20	$	0.16

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	For the Year Ended December 31,		
	2024	2023	2022
Net income (loss)	$ 87,667	$ 39,997	$ 3,561
Other comprehensive income (loss), net of tax:			
Change in unrealized gains (losses) on available for sale securities	(1,012)	19,003	(55,290)
Change in unrealized currency translation adjustments	(2,431)	7,213	(7,351)
Related (provision) benefit for income taxes	891	(8,105)	14,973
Other comprehensive income (loss), net of tax	(2,552)	18,111	(47,668)
Comprehensive income (loss)	85,115	58,108	(44,107)
Less: comprehensive income (loss) attributable to non-controlling interests	33,425	30,801	8,104
Comprehensive income (loss) attributable to common stockholders	$ 51,690	$ 27,307	$ (52,211)

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Tiptree Inc. stockholders' equity	Non-controlling interests		Total stockholders' equity
	Number of shares	Par value					Fortegra preferred interests	Common interests	
Balance at December 31, 2021	34,124,153	$ 34	$ 317,459	$ (2,685)	$ 68,146	$ 382,954	$ —	$ 17,227	$ 400,181
Amortization of share-based incentive compensation	—	—	6,600	—	—	6,600	—	869	7,469
Vesting of share-based incentive compensation	292,548	—	(172)	—	—	(172)	—	(1,086)	(1,258)
Shares issued in exchange for vested subsidiary awards [1]	114,353	—	866	—	—	866	—	(1,047)	(181)
Shares purchased under stock purchase plan	(165,040)	—	(1,727)	—	—	(1,727)	—	—	(1,727)
Shares issued upon exercise of warrants	1,999,989	2	13,722	—	—	13,724	—	—	13,724
Shares issued upon exercise of options	19,296	—	—	—	—	—	—	—	—
Transfer of liability awards	—	—	4,847	—	—	4,847	—	—	4,847
WP Transaction	—	—	41,092	7,193	—	48,285	77,679	41,044	167,008
Non-controlling interest contributions	—	—	—	—	—	—	—	250	250
Non-controlling interest distributions	—	—	—	—	—	—	—	(3,939)	(3,939)
Net change in non-controlling interests and other	—	—	(42)	—	—	(42)	—	491	449
Common stock dividends declared	—	—	—	—	(5,759)	(5,759)	—	—	(5,759)
Other comprehensive income (loss), net of tax	—	—	—	(43,937)	—	(43,937)	—	(3,731)	(47,668)
Subsidiary preferred dividends declared	—	—	—	—	(3,384)	(3,384)	—	—	(3,384)
Net income (loss)	—	—	—	—	(4,890)	(4,890)	—	8,451	3,561
Balance at December 31, 2022	36,385,299	$ 36	$ 382,645	$ (39,429)	$ 54,113	$ 397,365	$ 77,679	$ 58,529	$ 533,573
Amortization of share-based incentive compensation	—	—	5,845	—	—	5,845	—	1,863	7,708
Vesting of share-based incentive compensation	315,881	1	(250)	—	—	(249)	—	(470)	(719)
Shares issued upon exercise of options	55,007	—	—	—	—	—	—	—	—
Non-controlling interest distributions	—	—	(1,751)	—	—	(1,751)	—	(3,208)	(4,959)
Net change in non-controlling interests and other	—	—	(4,250)	—	—	(4,250)	—	905	(3,345)
Common stock dividends declared	—	—	—	—	(7,401)	(7,401)	—	—	(7,401)
Other comprehensive income (loss), net of tax	—	—	—	13,356	—	13,356	—	4,755	18,111
Subsidiary preferred dividends declared	—	—	—	—	(6,400)	(6,400)	—	—	(6,400)
Net income (loss)	—	—	—	—	20,351	20,351	—	19,646	39,997
Balance at December 31, 2023	36,756,187	$ 37	$ 382,239	$ (26,073)	$ 60,663	$ 416,866	$ 77,679	$ 82,020	$ 576,565
Amortization of share-based incentive compensation	—	—	8,407	—	—	8,407	—	3,475	11,882
Vesting of share-based incentive compensation	499,651	—	(953)	—	—	(953)	—	(752)	(1,705)
Non-controlling interest contributions	—	—	—	—	—	—	—	9,956	9,956
Non-controlling interest distributions	—	—	—	—	—	—	—	(644)	(644)
Net change in non-controlling interests and other	—	—	—	—	—	—	—	332	332
Common stock dividends declared	—	—	—	—	(18,312)	(18,312)	—	—	(18,312)
Other comprehensive income (loss), net of tax	—	—	—	(1,677)	—	(1,677)	—	(875)	(2,552)
Subsidiary preferred dividends declared	—	—	—	—	(6,418)	(6,418)	—	—	(6,418)
Net income (loss)	—	—	—	—	59,785	59,785	—	27,882	87,667
Balance at December 31, 2024	37,255,838	$ 37	$ 389,693	$ (27,750)	$ 95,718	$ 457,698	$ 77,679	$ 121,394	$ 656,771

[1] Exchange included $181 in cash.

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share data)

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2024	2023	2022
Operating Activities:			
Net income (loss) attributable to common stockholders	$ 53,367	$ 13,951	$ (8,274)
Net income (loss) attributable to non-controlling interests	34,300	26,046	11,835
Net income (loss)	87,667	39,997	3,561
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Net realized and unrealized (gains) losses	(50,569)	(24,736)	(69,983)
Net (gain) loss on held for sale of business	—	—	(3,825)
Non-cash compensation expense	17,721	8,275	9,705
Amortization/accretion of premiums and discounts	(6,002)	(7,556)	976
Depreciation and amortization expense	21,653	23,466	22,973
Non-cash lease expense	7,815	7,951	9,301
Deferred provision (benefit) for income taxes	31,141	37,024	47,548
Amortization of deferred financing costs	1,213	1,125	1,341
Change in fair value of liability classified warrants	7,436	(1,769)	(939)
Other	434	148	1,137
Changes in operating assets and liabilities:			
Mortgage loans originated for sale	(946,183)	(876,914)	(2,136,005)
Proceeds from the sale of mortgage loans originated for sale	975,186	903,354	2,403,223
(Increase) decrease in notes and accounts receivable	(110,947)	(160,501)	(13,227)
(Increase) decrease in reinsurance recoverable	(38,997)	(505,700)	(203,874)
(Increase) decrease in prepaid reinsurance premiums	(145,729)	(175,054)	(91,380)
(Increase) decrease in deferred acquisition costs	(126)	(65,404)	(119,552)
(Increase) decrease in other assets	(5,646)	20,921	7,463
Increase (decrease) in unearned premiums	71,010	337,622	233,484
Increase (decrease) in policy liabilities and unpaid claims	453,233	277,655	235,490
Increase (decrease) in deferred revenue	22,687	14,613	113,899
Increase (decrease) in reinsurance payable	(100,519)	238,505	39,528
Increase (decrease) in other liabilities and accrued expenses	(51,722)	(21,570)	(27,771)
Net cash provided by (used in) operating activities	240,756	71,452	463,073
Investing Activities:			
Purchases of investments	(955,296)	(1,492,227)	(1,197,383)
Proceeds from sales and maturities of investments	642,820	1,296,337	1,260,594
Purchases of property, plant and equipment	(4,031)	(14,030)	(10,727)
Proceeds from the sale of businesses and other assets	—	—	742
Proceeds from notes receivable	101,063	117,834	85,435
Issuance of notes receivable	(107,541)	(132,857)	(114,187)
Business and asset acquisitions, net of cash and deposits	—	(19,726)	(14,960)
Net cash provided by (used in) investing activities	(322,985)	(244,669)	9,514
Financing Activities:			
Dividends paid	(24,818)	(13,731)	(7,775)
Cash received for the exercise of warrants	—	—	13,724
Net non-controlling interest (redemptions) contributions and other	7,641	(14,783)	(5,590)
Issuance of Fortegra Common Stock	—	—	98,433
Issuance of Fortegra Warrants	—	—	13,101
Issuance of Fortegra Additional Warrants (Warburg)	—	—	6,230
Issuance of Fortegra Preferred Stock	—	—	83,486
Payment of WP Transaction costs	—	—	(12,910)
Payment of debt issuance costs	(7,140)	(1,487)	(1,380)
Proceeds from borrowings and mortgage notes payable	1,235,881	1,431,526	2,365,320
Principal paydowns of borrowings and mortgage notes payable	(1,205,277)	(1,288,119)	(2,666,098)
Repurchases of common stock and other changes in additional paid-in capital	—	—	(1,727)
Net cash provided by (used in) financing activities	6,287	113,406	(115,186)

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,		
Effect of exchange rate changes on cash	(355)	1,525	(1,828)
Net increase (decrease) in cash, cash equivalents and restricted cash	(76,297)	(58,286)	355,573
Cash, cash equivalents and restricted cash – beginning of period	492,561	550,847	195,086
Cash, cash equivalents and restricted cash – beginning of period - held for sale	—	—	9,360
Cash, cash equivalents and restricted cash – end of period	416,264	492,561	560,019
Less: Reclassification of cash to held for sale	—	—	9,172
Cash, cash equivalents and restricted cash – end of period	$ 416,264	$ 492,561	$ 550,847
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest expense	$ 28,708	$ 26,513	$ 29,442
Cash (received) paid during the period for income taxes	$ 15,291	$ (15,178)	$ 2,259
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Right of use asset obtained in exchange for lease liability	$ 2,062	$ 3,338	$ 14,698
Bonds and trade receivables exchanged for corporate loans and equity securities	$ —	$ —	$ 19,846
Shares issued in exchange for vested subsidiary awards	$ —	$ —	$ 866

	As of December 31,		
Reconciliation of cash, cash equivalents and restricted cash	**2024**	**2023**	**2022**
Cash and cash equivalents	$ 320,067	$ 468,711	$ 538,065
Restricted cash	96,197	23,850	12,782
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$ 416,264	$ 492,561	$ 550,847

See accompanying notes to consolidated financial statements.

(1) Organization

Tiptree Inc. (together with its consolidated subsidiaries, collectively, Tiptree, the Company, or we) is a Maryland Corporation that was incorporated on March 19, 2007. Tiptree's common stock trades on the Nasdaq Capital Market under the symbol "TIPT." Tiptree is a holding company that allocates capital across a broad spectrum of businesses, assets and other investments. We classify our business into two reportable segments: Insurance and Mortgage. We refer to our non-insurance operations, assets and other investments, which is comprised of our Mortgage reportable segment and our non-reportable segments and other business activities, as Tiptree Capital.

As of December 31, 2024, Fortegra was owned approximately 79.1% by Tiptree Holdings, 17.7% by Warburg and 3.2% by management and directors of Fortegra, before giving effect to the exercise of outstanding warrants and management options, and the conversion of outstanding preferred stock. See Note (17) Stockholders' Equity for additional information.

(2) Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Tiptree have been prepared in accordance with GAAP and include the accounts of the Company and its subsidiaries. The consolidated financial statements are presented in U.S. dollars, the main operating currency of the Company.

Non-controlling interests on the consolidated financial statements represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Tiptree. Accounts and transactions between consolidated entities have been eliminated.

Reclassifications

As a result of changes in presentation, certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Management makes estimates and assumptions that include, but are not limited to, the determination of the following significant items:

- Fair value of financial assets and liabilities, including, but not limited to, securities, loans and derivatives
- Value of acquired assets and liabilities;
- Carrying value of goodwill and other intangibles, including estimated amortization period and useful lives;
- Reserves for unpaid losses and loss adjustment expenses, estimated future claims and losses, potential litigation and other claims;
- Revenue recognition including, but not limited to, the timing and amount of insurance premiums, service and administration fees, and loan origination fees;
- Deferred acquisition costs
- The realization of deferred tax assets, and recognition and measurement of uncertain tax positions; and
- Other matters that affect the reported amounts and disclosure of contingencies in the consolidated financial statements

Although these and other estimates and assumptions are based on the best available estimates, actual results could differ materially from management's estimates.

Business Combination Accounting

The Company accounts for business combinations by applying the acquisition method of accounting. The acquisition method requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at fair value as of the closing date of the acquisition. The net assets acquired may consist of tangible and intangible assets and the excess of purchase price over the fair value of identifiable net assets acquired, or goodwill. The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges. Contingent consideration, if any, is measured at fair value on the date of acquisition. The fair value of any contingent consideration liability is remeasured at each reporting date with any change recorded in other expense in the consolidated statements of operations. Acquisition and transaction costs are expensed as incurred.

In certain instances, the Company may acquire less than 100% ownership of an entity, resulting in the recording of a non-controlling interest. The measurement of assets and liabilities acquired and non-controlling interest is initially established at a preliminary estimate of fair value, which may be adjusted during the measurement period, primarily due to the results of valuation studies applicable to the business combination.

Acquisitions that do not meet the criteria for the acquisition method of accounting are accounted for as acquisitions of assets.

Dispositions and Assets and Liabilities Held for Sale

The results of operations of a business that has either been disposed of or are classified as held for sale are reported in discontinued operations if the disposal of the business represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. The Company carries assets and liabilities held for sale at the lower of carrying value on the date the asset is initially classified as held for sale or fair value less costs to sell. At the time of reclassification to held for sale, the Company ceases the recording of depreciation and amortization on assets transferred.

Accounting policies specific to our dispositions and assets and liabilities held for sale are described in more detail in Note (4) Dispositions and Assets and Liabilities Held for Sale.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

• Level 1 – Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 – Significant inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. The types of financial assets and liabilities carried at Level 2 are valued based on one or more of the following:

    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in nonactive markets;
    c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;
    d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

• Level 3 – Significant inputs that are unobservable inputs for the asset or liability, including the Company's own data and assumptions that are used in pricing the asset or liability.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new, whether the instrument is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Tiptree's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and the consideration of factors specific to the instrument. From time to time, Tiptree's assets and liabilities will transfer between one level to another level. It is Tiptree's policy to recognize transfers between different levels at the end of each reporting period.

Tiptree utilizes both observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. For broker quotes, quotes are obtained from sources recognized to be market participants. Unobservable inputs may include expected cash flow streams, default rates, supply and demand considerations and market volatility.

Fair Value Option

In addition to the financial instruments that the Company is required to measure at fair value, the Company has elected to make an irrevocable election to utilize fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in Net realized and unrealized gains (losses) within the consolidated statements of operations. The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected.

Derivative Financial Instruments and Hedging

The Company utilizes derivative financial instruments as part of its overall investment and hedging activities. Derivative contracts are subject to additional risk that can result in a loss of all or part of an investment. The Company's derivative activities are primarily entered into in order to manage underlying credit risk, market risk, interest rate risk and currency exchange rate risk. As a matter of policy, derivatives are not used for speculative purposes. Derivative instruments are measured at fair value on a recurring basis and are included in other investments or other liabilities and accrued expenses on the consolidated balance sheets. See Note (10) Derivative Financial Instruments and Hedging.

The Fortegra Additional Warrants (Warburg) are classified as a derivative liability given that (i) the holder can exercise the warrant for a variable number of shares and (ii) and the value of the warrant varies inversely with the value of Fortegra's common stock. As such, the derivative liability is marked to fair value at each reporting period and its change in fair value is recorded in other expenses. See Note (10) Derivative Financial Instruments and Hedging, Note (12) Fair Value of Financial Instruments and Note (17) Stockholders' Equity for additional information.

Stock Based Compensation

The Company accounts for share-based compensation issued to employees, directors, and affiliates of the Company using the current fair value methodology based on the type of vesting condition – time based, performance based or market based or combination. See Note (19) Stock Based Compensation.

The Company initially measures the cost of all share-based compensation incentive awards at fair value on the date of grant, whether accounted for as an equity or liability award. The compensation cost is recognized over the required service period, generally defined as the vesting period using the straight-line method. When the share-based compensation awards are accounted for as equity awards, the compensation cost is charged to expense with a corresponding credit to additional paid-in capital. If the share-based compensation awards are accounted for as liability awards, their fair value is remeasured at each reporting period, with the compensation cost charged to expense with a corresponding credit to other liabilities.

Grants of restricted stock units (RSUs) and options are accounted for as equity based upon their expected settlement method. The Company recognizes the cost of such awards over the vesting period using the straight-line method and uses the graded-vesting method to recognize compensation expense for the performance vesting RSUs. Compensation expense will be recognized to the extent that it is probable that the performance condition will be achieved. The Company reassesses the probability of satisfaction of the performance condition for the performance vesting RSUs for each reporting period.

Income Taxes

Deferred tax assets and liabilities are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce a deferred tax asset to the amount expected to be realized. Several of the Company's subsidiaries file state tax returns on a standalone basis. As of June 21, 2022, Fortegra began filing federal and state tax returns on a stand-alone basis. These U.S. federal and state income tax returns, when filed, will be subject to examination by the Internal Revenue Service and state departments of revenue. The Company's non-domestic subsidiaries file income tax returns in their respective local jurisdictions. See Note (20) Income Taxes.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company's provision or benefit for income taxes is adjusted accordingly for tax positions not deemed to meet the more likely than not threshold. The Company's policy is to account for interest as a component of interest expense and penalties as a component of other expenses.

Earnings Per Share

The Company presents both basic and diluted earnings per Common Share in its consolidated financial statements and footnotes thereto. Basic earnings per Common Share (Basic EPS) excludes dilution and is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding, which includes vested RSUs, for the period. Diluted earnings per Common Share (Diluted EPS) reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares where such exercise or conversion would result in a lower earnings per share amount.

The Company calculates EPS using the two-class method, which is an earnings allocation formula that determines EPS for common shares and participating securities. Unvested RSUs contain non-forfeitable rights to distributions or distribution equivalents (whether paid or unpaid) and are participating securities that are included in the computation of EPS using the two-class method. Accordingly, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive distributions. The participating securities do not have a contractual obligation to absorb losses and are only allocated in periods where there is income.

See Note (22) Earnings Per Share, for EPS computations.

Investments

The Company records all investment transactions on a trade-date basis. Realized gains (losses) are determined using the specific-identification method. The Company classifies its investments in debt securities as available for sale, trading or held-to-maturity based on the Company's intent and ability to hold the debt security to maturity. The Company did not have any held-to-maturity securities at December 31, 2024 and 2023. See Note (6) Investments.

Available for Sale Securities, at Fair Value (AFS)

AFS are securities that are not classified as trading or held-to-maturity and are intended to be held for indefinite periods of time. AFS securities include those debt securities that management may sell as part of its asset/liability management strategy or in response to changes in interest rates, resultant prepayment risk or other factors. AFS securities are held at fair value on the consolidated balance sheet with changes in fair value including non-credit related losses, net of related tax effects, recorded in the AOCI component of stockholders' equity in the period of change. Upon the disposition of an AFS security, the Company reclassifies the gain or loss on the security from AOCI to net realized and unrealized gains (losses) on the consolidated statements of operations.

For AFS securities, the Company reviews its securities portfolio for impairment and determines if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis.

Subsequent activity related to the credit loss component (e.g. write-offs, recoveries) is recognized as part of the allowance for credit losses on AFS securities. For AFS securities which have an expectation of zero risk of nonpayment of the amortized cost basis (e.g. U.S. Treasury securities or agency securities), the expected credit loss is zero.

Loans, at Fair Value

Loans, at fair value is substantially comprised of (i) corporate loans and (ii) loans originated by the Company's mortgage finance business. Changes in their fair value are reported within net realized and unrealized gains (losses) in our consolidated statements of operations.

Corporate Loans

Corporate loans are comprised of middle market loans and bank loans which are carried at fair value. In general, the fair value is obtained from an independent pricing service which provides coverage of secondary market participants. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of loans based on internal models and other unobservable inputs.

Mortgage Loans Held for Sale

Mortgage loans held for sale represent loans originated and held until sold to secondary market investors. Such loans are typically warehoused for a period after origination or purchase before sale into the secondary market. Loans are sold either servicing released, or in select instances, servicing retained into the secondary loan market. The Company has elected to measure all mortgage loans held for sale at fair value. These loans are considered sold when the Company surrenders control to the purchaser. The gains or losses on sales of such loans, net of any accrual for standard representations and warranties, are reported in operating results as a component of net realized and unrealized gains (losses) in the consolidated statements of operations in the period when the sale occurs.

Equity Securities

Equity securities are investments consisting of equity securities that are purchased principally for the purpose of selling them in the near term. Changes in fair value are recorded in net realized and unrealized gains (losses) on investments on the consolidated statements of operations in the period of change.

Other Investments

Corporate Bonds

Corporate bonds are generally classified under Level 2 in the fair value hierarchy and fair value is based on quoted market prices. We perform internal price verification procedures to ensure that the prices provided are reasonable.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash held in banks, money market funds, and all highly liquid investments of sufficient credit quality purchased with an initial maturity of three months or less to be cash equivalents, including U.S. and foreign government securities.

Restricted Cash

The Company's restricted cash primarily consists of cash for unremitted premiums received from agents and insurers, fiduciary cash for reinsurers and pledged assets for the protection of policy holders in various state jurisdictions. Restricted cash also includes cash posted as collateral under credit facilities to maintain borrowing base sufficiency, borrower escrow funds for taxes, insurance, rate-lock fees and servicing related escrow funds and collateral on warehouse borrowings.

Notes and Accounts Receivable, Net

Notes Receivable, Net

The Company's notes receivable, net includes receivables related to the insurance business for its premium financing programs. The Company accrues interest income on its notes receivable based on the contractual terms of the respective note. The Company monitors all notes receivable for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. In addition to allowances for bad debt for specific notes receivable, a general provision for bad debt is estimated for the Company's notes receivable based on history. Account balances are generally charged against the allowance when the Company believes it is probable that the note receivable will not be recovered and has exhausted its contractual and legal remedies. Generally, receivables overdue more than 120 days are written off when the Company determines it has exhausted reasonable collection efforts and remedies, see Note (7) Notes and Accounts Receivable, net.

Accounts and Premiums Receivable, Net

Accounts and premiums receivable, net are primarily trade receivables from the insurance business that are carried at their approximate fair value. Accounts and premiums receivable from the Company's insurance business consist primarily of advance commissions and agents' balances in course of collection and billed but not collected policy premiums, presented net of the allowance for doubtful accounts. For policy premiums that have been billed but not collected, the Company records a receivable on its consolidated balance sheets for the full amount of the premium billed, with a corresponding liability, net of its commission, to insurance carriers. The Company earns interest on the premium cash during the period of time between receipt of the funds and payment of these funds to insurance carriers. The Company maintains an allowance for doubtful accounts based on an estimate of uncollectible accounts.

Retrospective commissions receivable, Trust receivables and Other receivables

Retrospective commissions receivable, trust receivables and other receivables are primarily trade receivables from the insurance business that are carried net of allowance at their approximate fair value.

Reinsurance Recoverable & Prepaid Reinsurance Premiums

Through the insurance business, the Company has various reinsurance agreements in place whereby the amount of risk in excess of its retention goals is reinsured by unrelated domestic and foreign insurance companies. The Company is required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance receivables include amounts related to paid benefits, unpaid benefits and prepaid reinsurance premiums. Reinsurance receivables are based upon estimates and are reported on the consolidated balance sheets separately as assets, as reinsurance does not relieve the Company of its legal liability to policyholders. Management continually monitors the financial condition and agency ratings of the Company's reinsurers and believes that the reinsurance receivables accrued are collectible. Balances recoverable from reinsurers and amounts ceded to reinsurers relating to the unexpired portion of reinsured policies are presented as assets. Experience refunds from reinsurers are recognized based on the underwriting experience of the underlying contracts.

Deferred Acquisition Costs

The Company defers certain costs of acquiring new and renewal insurance policies and other products as follows within the Company's insurance business. Amortization of deferred acquisition costs was $657,599, $583,589, and $479,125 for the years ended December 31, 2024, 2023 and 2022, respectively.

Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company's insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.

Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees, that resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.

(in thousands, except share data)

The Company evaluates whether all deferred acquisition costs are recoverable at year end, and considers investment income in the recoverability analysis for insurance policy related deferred acquisition costs. As a result of the Company's evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the years ended December 31, 2024, 2023 and 2022.

Goodwill and Intangible Assets, net

The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but subject to tests for impairment annually or if events or circumstances indicate it is more likely than not they may be impaired. Finite-lived intangible assets are amortized over their estimated useful lives principally using a pattern of economic benefit for customer relationships and a straight-line method for other intangible assets. Finite-lived intangible assets are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The Company carries intangible assets, which represent customer and agent relationships, trade names, insurance licenses (certificates of authority granted by individual state departments of insurance), the value of in-force insurance policies acquired, software acquired or internally developed and fishing licenses. Management has deemed the insurance licenses to have an indefinite useful life. Costs incurred to renew or maintain insurance licenses are recorded as operating costs in the period in which they arise. See Note (9) Goodwill and Intangible Assets, net.

Other Assets

Other assets primarily consist of mortgage servicing rights, loans eligible for repurchase, right of use assets, prepaid expenses, and furniture, fixtures and equipment, net. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

Mortgage Servicing Rights

Mortgage servicing rights represent the fair value of the right to service the underlying mortgage loans. The estimated fair value is provided by a third-party valuation service and represents the price that a willing buyer would currently pay for the Company's mortgage servicing rights. Changes in fair value are recorded in net realized and unrealized gains (losses) on the consolidated statements of operations in the period of change.

Debt, net

Debt is carried on the consolidated balance sheets at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and direct and any incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of interest expense in the consolidated statements of operations over the life of the debt. See Note (11) Debt, net.

Unearned Premiums

Premiums written are earned over the life of the respective policy using pro rata, Rule of 78's, modified Rule of 78's, or other methods as appropriate for the contract. Unearned premiums represent the portion of premiums that will be earned in the future. A premium deficiency reserve is recorded if anticipated losses, loss adjustment expenses, deferred acquisition costs and policy maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. As of December 31, 2024 and 2023, no deficiency reserves were recorded.

Policy Liabilities and Unpaid Claims

Policyholder account balances relate to investment-type individual annuity contracts in the accumulation phase. Policyholder account balances are carried at accumulated account values, which consist of deposits received, plus interest credited, less withdrawals and assessments. Minimum guaranteed interest credited to these contracts ranges from 3.0% to 4.0%.

The Company's claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. The Company's actuaries apply a variety of generally accepted actuarial methods to the historical loss development patterns, to derive cumulative development factors. These cumulative development factors are applied to reported losses for each accident quarter to compute ultimate losses. The indicated required reserve is the difference between the ultimate losses

(in thousands, except share data)

and the reported losses. The actuarial methods used include but are not limited to the chain ladder method, the Bornhuetter-Ferguson method, and the expected loss ratio method. The actuarial analyses are performed on a basis gross of ceded reinsurance, and the resulting factors and estimates are then used in calculating the net loss reserves which take into account the impact of reinsurance. The Company has not made any changes to its methodologies for determining claim reserves in the periods presented.

Credit life and accidental death and dismemberment (AD&D) unpaid claims reserves include claims in the course of settlement and incurred but not reported (IBNR). Credit disability unpaid claims reserves also include continuing claim reserves for open disability claims. For all other product lines, unpaid claims reserves include case reserves for reported claims and bulk reserves for IBNR claims. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premium, reported incurred losses, target loss ratios, and in-force amounts or a combination of these factors.

Anticipated future loss development patterns form a key assumption underlying these analyses. Generally, unpaid claims reserves, and associated incurred losses, are impacted by loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity may include changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation, economic conditions, morbidity patterns and the attitudes of claimants towards settlements.

The unpaid claims reserves represent the Company's best estimates at a given time, based on the projections and analyses discussed above. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the periods presented.

In accordance with applicable statutory insurance company regulations, the Company's recorded unpaid claims reserves are evaluated by appointed independent third-party actuaries, who perform this function in compliance with the Standards of Practice and Codes of Conduct of the American Academy of Actuaries. The independent actuaries perform their actuarial analyses annually and prepare opinions, statements, and reports documenting their determinations. For December 31, 2024 and 2023, our appointed independent third-party actuaries found the Company's reserves to be adequate.

Deferred Revenue

Deferred revenues represent the portion of income that will be earned in the future attributable to motor club memberships and non-insurance service contracts that are earned over the respective contract periods using pro rata, Rule of 78's, modified Rule of 78's, or other methods as appropriate for the contract. A deficiency reserve would be recorded if anticipated contract benefits, deferred acquisition costs and contract service costs exceed the recorded deferred revenues and anticipated investment income. As of December 31, 2024 and 2023, no deficiency reserves were recorded.

Other Liabilities and Accrued Expenses

Other liabilities and accrued expenses primarily consist of lease liabilities, accounts payable and accrued expenses, deferred tax liabilities, net, securities sold, not yet purchased, commissions payable and accrued interest payable. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

Revenue Recognition

The Company earns revenues from a variety of sources:

Earned Premiums, Net

Net earned premium is from direct and assumed earned premium consisting of revenue generated from the direct sale of insurance policies by the Company's distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy using methods appropriate to the pattern of losses for the type of business. Methods used include the Rule of 78's, modified Rule of 78's, pro

rata, and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company's reinsurers, including producer owned reinsurance companies (PORCs), earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.

Service and Administrative Fees

The Company earns service and administrative fees from a variety of activities. Such fees are typically positively correlated with transaction volume and are recognized as revenue as they become both realized and earned.

Service and administrative fees are generated from non-insurance programs including warranty service contracts, motor clubs and other services. Service and administrative fees are recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using pro rata, Rule of 78's, modified Rule of 78's, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.

In addition, ceding fees paid by our reinsurers on ceded insurance premiums are recorded on an earned basis. These fees reimburse us for administrative, underwriting, and acquisition expenses. These fees are earned in subsequent periods over the remaining term of the policy.

Ceding Commissions

Ceding commissions earned under reinsurance agreements are based on contractual formulas that take into account, in part, underwriting performance and investment returns experienced by the assuming companies. As experience changes, adjustments to the ceding commissions are reflected in the period incurred and are based on the claim experience of the related policy. The adjustment is calculated by adding the earned premium and investment income from the assets held in trust for the Company's benefit less earned commissions, incurred claims and the reinsurer's fee for the coverage.

Policy and Contract Benefits

Member Benefit Claims

Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance as well as warranty and service contracts for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.

Net Losses and Loss Adjustment Expenses

Net losses and loss adjustment expenses represent losses and related claim adjudication and processing costs on insurance contract claims, net of amounts ceded. Net losses include actual claims paid and the change in unpaid claim reserves.

Commissions Payable and Expense

Commissions are paid to distributors and retailers selling credit insurance policies, motor club memberships, mobile device protection, and vehicle service contracts, and are generally deferred and expensed in proportion to the earning of related revenue. Credit insurance commission rates, in many instances, are set by state regulators and are also impacted by market conditions. In certain instances, credit insurance commissions are subject to retrospective adjustment based on the profitability of the related policies. Under these retrospective commission arrangements, the producer of the credit insurance policies receives a retrospective commission if the premium generated by that producer in the accounting period exceeds the costs associated with those policies, which includes the Company's administrative fees, claims, reserves, and premium taxes. The Company analyzes the retrospective commission calculation periodically for each producer and, based on the analysis associated with each such producer, the Company records a liability for any positive net retrospective commission earned and due to the producer or, conversely, records a receivable, net of allowance, for amounts due from such producer for instances where the net result of the retrospective commission calculation is negative. Commissions payable are included in other liabilities and accrued expenses. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

(in thousands, except share data)

Recent Accounting Standards

Recently Adopted Accounting Pronouncements

Accounting Standard Update	Description	Adoption Date	Impact on Financial Statements
2023-07 (Topic 280) Improvements to Reportable Segment Disclosures	In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements.	December 31, 2024	The amendments were implemented into the Segment footnote for enhanced disclosures.
2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848	The amendments in these updates provide optional guidance for a limited period to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform if certain criteria are met.	October 1, 2024	The amendments do not have a material impact to the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements, Not Yet Adopted

Accounting Standard Update	Description	Adoption Date	Impact on Financial Statements
2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures	The amendments in this Accounting Standards Update enhance the transparency and decision usefulness of income tax disclosures. Investors, lenders, creditors, and other allocators of capital (collectively, "investors") indicated that the existing income tax disclosures should be enhanced to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity's exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows.	The amendments in this update are effective for annual periods beginning after December 15, 2024.	The Company expects to adopt this guidance, when required, which will enhance our income tax disclosures.
2024-03, Income Statement—Reporting Comprehensive Income —Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of relevant expense and within which expense caption the relevent expense is presented on the face of the income statement within continuing operations. 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.	The amendments in this update are effective for annual reporting periods beginning after December 15, 2026.	The Company expects to adopt this guidance when required, with minimal impact to our financials and disclosures.

<u>(3) Acquisitions</u>

Acquisition of Premia Solutions Limited

On February 6, 2023, a subsidiary of Fortegra acquired a majority of the equity interests in Premia for total cash consideration of approximately $19,726, net of cash acquired of $3,873. Premia is an intermediate provider of automotive protection products in the United Kingdom.

Identifiable assets acquired were primarily made up of goodwill and intangible assets. Management's allocation of the purchase price to the net assets acquired resulted in the recording of goodwill and intangible assets of $18,359 and $18,152, respectively. See Note (9) Goodwill and Intangible Assets, net.

(in thousands, except share data)

Acquisition of ITC Compliance GRP Limited

On April 1, 2022, Fortegra Europe Limited, a subsidiary of the Company, acquired all of the equity interests of ITC for total cash consideration of approximately $15,000, net of cash acquired of $6,123, plus earn out payments based on achievement of specific performance metrics. ITC is a provider of regulatory support and compliance services to the retail automotive sector in the United Kingdom.

Identifiable assets acquired were primarily made up of goodwill and intangible assets. Management's allocation of the purchase price to the net assets acquired resulted in the recording of goodwill and intangible assets of $8,044 and $10,964, respectively. See Note (9) Goodwill and Intangible Assets, net.

(4) Dispositions and Assets and Liabilities Held for Sale

Dispositions

As of December 31, 2024, all tanker and dry-bulk vessels had been sold. During the year ended December 31, 2022, the Company completed the sale of the remaining three dry bulk vessels and two product tankers from its maritime shipping operations. In 2022, the Company recognized a net gain of $34,803, based on proceeds of $116,678 plus final settlement of assets. The transactions did not meet the requirements to be classified as discontinued operations.

Assets and Liabilities Held for Sale

The Company entered into a definitive agreement to sell Luxury, which was classified as held for sale at December 31, 2021. The Company deconsolidated Luxury effective as of July 1, 2022 due to the execution of an amendment to the definitive agreement to sell Luxury on that date. As of that date, Tiptree no longer had a variable interest in Luxury and all of the risks and rewards associated with Luxury were transferred to the buyer. The transaction did not meet the requirements to be classified as a discontinued operation.

Luxury's earnings had no impact on net income (loss) attributable to common stockholders for the years ended December 31, 2024, 2023 and 2022.

(5) Operating Segment Data

Tiptree is a holding company that allocates capital across a broad spectrum of businesses, assets and other investments. Tiptree's principal operating subsidiary, Fortegra, is a provider of specialty insurance, service contract products and related service solutions. Based on the quantitative analysis performed related to Accounting Standard Codification (ASC) 280, Segment Reporting, our reportable segments are Insurance and Mortgage. We refer to our non-insurance operations, assets and other investments, comprised of our Mortgage reportable segment and our non-reportable operating segments and other business activities, as Tiptree Capital. Corporate activities include holding company interest expense, employee compensation and benefits, and other expenses.

For the years ended December 31, 2024, 2023 and 2022, the Chief Operating Decision Maker (CODM) was the Executive Committee of the Company, comprised of the Executive Chairman and Chief Executive Officer. The CODM uses the information provided, such as pre-tax income by segment, below to allocate resources and assess performance. Our reportable segments' income or loss is reported before income taxes and non-controlling interests. Segment results incorporate the revenues and expenses of these subsidiaries since they commenced operations or were acquired. Intercompany transactions are eliminated.

Descriptions of our Insurance reportable segment and Tiptree Capital, including our Mortgage reportable segment, are as follows:

Insurance operations are conducted through Fortegra, which is a leading provider of specialty insurance products and related services. Fortegra designs, markets and underwrites specialty property and casualty insurance products incorporating value-added coverages and services for select target markets or niches. Fortegra's products and services include niche commercial and personal lines, service contracts, and other insurance services.

(in thousands, except share data)

Tiptree Capital:

Mortgage operations are conducted through Reliance. The Company's mortgage business originates loans for sale to institutional investors, including GSEs and FHA/VA and services loans on behalf of Fannie Mae, Freddie Mac, and Ginnie Mae.

Other includes our asset manager, Tiptree Advisors, other investments, and our maritime shipping operations for prior year periods.

The tables below present the components of total assets, revenue, expense and income (loss) before taxes for our reportable segments and other business activities for the following periods:

	For the Year Ended December 31, 2024					
	Insurance	Mortgage	Segments subtotal	Other	Corporate	Total
Total assets	$5,432,987	$ 202,664	$ 5,635,651	$ 36,818	$ 22,320	$5,694,789
Revenues:						
Earned premiums, net	$1,471,930	$ —	$1,471,930	$ —	$ —	$1,471,930
Service and administrative fees	405,193	—	405,193	—	—	405,193
Ceding commissions	15,384	—	15,384	—	—	15,384
Net investment income	32,976	—	32,976	—	—	32,976
Net realized and unrealized gains (losses)	8,496	42,978	51,474	(905)	—	50,569
Other revenue	39,730	22,936	62,666	4,136	—	66,802
Total revenues	1,973,709	65,914	$2,039,623	3,231	—	2,042,854
Expenses:						
Policy and contract benefits	841,207	—	841,207	—	—	841,207
Commission expense	648,819	—	648,819	—	—	648,819
Employee compensation and benefits	137,743	37,452	175,195	515	28,645	204,355
Interest expense	30,247	2,001	32,248	—	—	32,248
Depreciation and amortization	19,860	343	20,203	—	1,450	21,653
Other expenses	112,675	21,393	134,068	2,879	8,306	145,253
Total expense	1,790,551	61,189	1,851,740	3,394	38,401	1,893,535
Income (loss) before taxes	183,158	4,725	187,883	(163)	(38,401)	149,319
Less: provision (benefit) for income taxes						61,652
Net income (loss)						87,667
Less: net income (loss) attributable to non-controlling interests						34,300
Net income (loss) attributable to common stockholders						$ 53,367

(in thousands, except share data)

	For the Year Ended December 31, 2023					
	Insurance	Mortgage	Segments subtotal	Other	Corporate	Total
Total assets	$4,835,685	$ 160,147	$4,995,832	$ 126,624	$ 16,857	$5,139,313
Revenues:						
Earned premiums, net	$1,127,834	$ —	$ 1,127,834	$ —	$ —	$1,127,834
Service and administrative fees	395,969	—	395,969	—	—	395,969
Ceding commissions	14,915	—	14,915	—	—	14,915
Net investment income	26,674	—	26,674	—	—	26,674
Net realized and unrealized gains (losses)	(4,207)	34,232	30,025	(5,289)	—	24,736
Other revenue	31,885	19,632	51,517	7,386	—	58,903
Total revenues	1,593,070	53,864	1,646,934	2,097	—	1,649,031
Expenses:						
Policy and contract benefits	601,794	—	601,794	—	—	601,794
Commission expense	603,033	—	603,033	—	—	603,033
Employee compensation and benefits	114,341	34,040	148,381	579	30,115	179,075
Interest expense	25,836	1,856	27,692	—	—	27,692
Depreciation and amortization	21,425	617	22,042	97	1,327	23,466
Other expenses	96,825	20,636	117,461	4,685	8,772	130,918
Total expense	1,463,254	57,149	1,520,403	5,361	40,214	1,565,978
Income (loss) before taxes	129,816	(3,285)	126,531	(3,264)	(40,214)	83,053
Less: provision (benefit) for income taxes						43,056
Net income (loss)						39,997
Less: net income (loss) attributable to non-controlling interests						26,046
Net income (loss) attributable to common stockholders						$ 13,951

(in thousands, except share data)

	For the Year Ended December 31, 2022					
	Insurance	Mortgage	Segments subtotal	Other	Corporate	Total
Revenues:						
Earned premiums, net	$ 904,765	$ —	$ 904,765	$ —	$ —	$ 904,765
Service and administrative fees	320,720	—	320,720	—	—	320,720
Ceding commissions	13,880	—	13,880	—	—	13,880
Net investment income	12,219	—	12,219	—	—	12,219
Net realized and unrealized gains (losses)	(20,347)	51,345	30,998	38,985	—	69,983
Other revenue	17,559	18,901	36,460	39,725	—	76,185
Total revenues	1,248,796	70,246	1,319,042	78,710	—	1,397,752
Expenses:						
Policy and contract benefits	452,605	—	452,605	—	—	452,605
Commission expense	522,686	—	522,686	—	—	522,686
Employee compensation and benefits	87,918	41,637	129,555	25,914	27,188	182,657
Interest expense	20,054	1,631	21,685	4,330	4,225	30,240
Depreciation and amortization	18,551	799	19,350	2,816	807	22,973
Other expenses	78,832	25,305	104,137	14,247	14,196	132,580
Total expense	1,180,646	69,372	1,250,018	47,307	46,416	1,343,741
Income (loss) before taxes	68,150	874	69,024	31,403	(46,416)	54,011
Less: provision (benefit) for income taxes						50,450
Net income (loss)						3,561
Less: net income (loss) attributable to non-controlling interests						11,835
Net income (loss) attributable to common stockholders						$ (8,274)

The Company conducts its operations primarily in the U.S. with 4.5%, 6.0% and 8.8% of total revenues generated overseas for the years ended December 31, 2024, 2023 and 2022, respectively.

(in thousands, except share data)

(6) Investments

The following table presents the Company's investments related to insurance operations and other Tiptree investing activities, measured at fair value as of the following periods:

	As of December 31, 2024			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Available for sale securities, at fair value, net of allowance for credit losses	$ 1,097,057	$ —	$ 10,872	$ 1,107,929
Loans, at fair value	10,272	71,058	—	81,330
Equity securities	104,468	—	4,152	108,620
Other investments	49,983	3,101	—	53,084
Total investments	$ 1,261,780	$ 74,159	$ 15,024	$ 1,350,963

	As of December 31, 2023			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Available for sale securities, at fair value, net of allowance for credit losses	$ 772,135	$ —	$ 30,474	$ 802,609
Loans, at fair value	11,218	58,338	—	69,556
Equity securities	27,113	—	41,195	68,308
Other investments	106,760	3,931	397	111,088
Total investments	$ 917,226	$ 62,269	$ 72,066	$ 1,051,561

Available for Sale Securities, at fair value

A majority of the Company's investments in Available for Sale Securities, at fair value, net of allowance for credit losses (AFS securities) as of December 31, 2024 and 2023 are held by subsidiaries in the insurance segment. The following tables present the Company's investments in AFS securities:

	As of December 31, 2024				
	Amortized cost	Allowance for credit losses[(1)]	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 426,002	$ —	$ 611	$ (30,970)	$ 395,643
Obligations of state and political subdivisions	41,593	(1)	—	(2,917)	38,675
Corporate securities	605,517	(3,157)	3,177	(7,403)	598,134
Asset backed securities	25,455	(68)	4	(2,531)	22,860
Certificates of deposit	1,145	—	—	—	1,145
Obligations of foreign governments	51,857	(1)	—	(384)	51,472
Total	$ 1,151,569	$ (3,227)	$ 3,792	$ (44,205)	$ 1,107,929

(in thousands, except share data)

	As of December 31, 2023				
	Amortized cost	Allowance for credit losses[(1)]	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 496,731	$ —	$ 515	$ (27,161)	$ 470,085
Obligations of state and political subdivisions	48,762	(1)	51	(3,353)	45,459
Corporate securities	260,961	(73)	2,445	(8,735)	254,598
Asset backed securities	29,275	(10)	3	(3,082)	26,186
Certificates of deposit	1,724	—	—	—	1,724
Obligations of foreign governments	4,705	—	—	(148)	4,557
Total	$ 842,158	$ (84)	$ 3,014	$ (42,479)	$ 802,609

[(1)] Represents the amount of impairment that has resulted from credit-related factors, and therefore was recognized in net realized and unrealized gains (losses) as a credit loss on AFS securities. Amount excludes unrealized losses relating to non-credit factors.

The amortized cost and fair values of AFS securities, by contractual maturity date, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of			
	December 31, 2024		December 31, 2023	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$ 250,036	$ 249,392	$ 247,613	$ 246,489
Due after one year through five years	438,322	430,597	318,763	307,423
Due after five years through ten years	223,969	201,948	46,377	39,221
Due after ten years	213,787	203,132	200,130	183,290
Asset backed securities	25,455	22,860	29,275	26,186
Total	$ 1,151,569	$ 1,107,929	$ 842,158	$ 802,609

The following tables present the gross unrealized losses on AFS securities by length of time that individual AFS securities have been in a continuous unrealized loss position for less than twelve months, and twelve months or greater and do not have an allowance for credit losses:

	As of December 31, 2024					
	Less Than or Equal to One Year			More Than One Year		
	Fair value	Gross unrealized losses	# of Securities[(1)]	Fair value	Gross unrealized losses	# of Securities[(1)]
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 118,269	$ (4,359)	612	$ 176,083	$ (26,611)	570
Obligations of state and political subdivisions	5,856	(77)	147	31,769	(2,840)	96
Corporate securities	293,224	(2,156)	958	103,002	(5,247)	385
Asset backed securities	—	—	—	21,756	(2,531)	130
Obligations of foreign governments	48,346	(266)	15	1,273	(118)	6
Total	$ 465,695	$ (6,858)	1,732	$ 333,883	$ (37,347)	1,187

(in thousands, except share data)

	As of December 31, 2023					
	Less Than or Equal to One Year			More Than One Year		
	Fair value	Gross unrealized losses	# of Securities[(1)]	Fair value	Gross unrealized losses	# of Securities[(1)]
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 109,011	$ (6,522)	459	$ 185,950	$ (20,639)	480
Obligations of state and political subdivisions	537	(53)	43	39,319	(3,300)	131
Corporate securities	83,747	(4,881)	868	57,679	(3,854)	148
Asset backed securities	2,187	(259)	54	23,999	(2,823)	129
Obligations of foreign governments	2,904	—	3	1,653	(148)	7
Total	$ 198,386	$ (11,715)	1,427	$ 308,600	$ (30,764)	895

(1) Presented in whole numbers.

Management believes that it is more likely than not that the Company will be able to hold the fixed maturity AFS securities that were in an unrealized loss position as of December 31, 2024 until full recovery of their amortized cost basis.

The table below presents a roll-forward of the activity in the allowance for credit losses on AFS securities by type as of December 31, 2024:

	Obligations of state and political subdivisions	Corporate securities	Asset backed securities	Obligations of foreign governments	Total
Balance at December 31, 2022	$ (3)	$ (183)	$ (1)	$ (3)	$ (190)
(Increase) in allowance for credit losses	—	(33)	(10)	—	(43)
Additions for AFS securities purchased with credit deterioration during the year	—	(2)	—	—	(2)
Reduction in credit losses due to AFS securities sold during the year	—	1	—	—	1
Gains from recoveries of amounts previously written off	2	144	1	3	150
Balance at December 31, 2023	$ (1)	$ (73)	$ (10)	$ —	$ (84)
(Increase) in allowance for credit losses	—	(98)	(59)	—	(157)
Additions for AFS securities purchased with credit deterioration during the year	—	(3,013)	—	(1)	(3,014)
Reduction in credit losses due to AFS securities sold during the year	—	2	—	—	2
Gains from recoveries of amounts previously written off	—	25	1	—	26
Balance at December 31, 2024	$ (1)	$ (3,157)	$ (68)	$ (1)	$ (3,227)

The Company applies a discounted cash flow model, based on assumptions and model outputs provided by an investment management company, in determining its lifetime expected credit losses on AFS securities. This includes determining the present value of expected future cash flows discounted at the book yield of the security.

The table below presents the amount of gains from recoveries (credit losses, including Current Expected Credit Losses (CECL)) on AFS securities recorded by the Company for the following period:

	For the Year Ended December 31,		
	2024	2023	2022
Net gains from recoveries (credit losses) on AFS securities	$ (3,153)	$ 106	$ 55

Pursuant to certain reinsurance agreements and statutory licensing requirements, the Company has deposited invested assets in custody accounts or insurance department safekeeping accounts. The Company cannot remove or replace investments in regulatory deposit accounts without prior approval of the contractual party or regulatory authority, as applicable. The following table presents the Company's restricted investments included in the Company's AFS securities:

(in thousands, except share data)

	As of December 31,	
	2024	2023
Fair value of restricted investments in trust pursuant to reinsurance agreements	$ 16,503	$ 49,735
Fair value of restricted investments for special deposits required by state insurance departments	28,980	16,694
Total fair value of restricted investments	$ 45,483	$ 66,429

The following table presents additional information on the Company's AFS securities:

	For the Year Ended December 31,		
	2024	2023	2022
Purchases of AFS securities	$ 703,855	$ 622,045	$ 233,541
Proceeds from maturities, calls and prepayments of AFS securities	$ 345,504	$ 370,586	$ 77,703
Gross proceeds from sales of AFS securities	$ 50,811	$ 89,906	$ 63,066

The following table presents the gross realized gains and gross realized losses from sales and redemptions of AFS securities:

	For the Year Ended December 31,		
	2024	2023	2022
Gross realized gains	$ 529	$ 225	$ 1,543
Gross realized (losses)	$ (1,023)	(3,056)	(184)
Total net realized gains (losses) from investment sales and redemptions	$ (494)	$ (2,831)	$ 1,359

(in thousands, except share data)

Loans, at fair value

The following table presents the Company's investments in loans measured at fair value and the Company's investments in loans measured at fair value pledged as collateral:

	As of December 31, 2024				As of December 31, 2023			
	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB	Pledged as collateral	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB	Pledged as collateral
Insurance:								
Corporate loans [1]	$ 10,272	$ 12,927	$ (2,655)	$ —	$ 11,218	$ 14,671	$ (3,453)	$ —
Mortgage:								
Mortgage loans held for sale [2]	71,058	70,074	984	70,361	58,338	56,481	1,857	57,248
Total loans, at fair value	$ 81,330	$ 83,001	$ (1,671)	$ 70,361	$ 69,556	$ 71,152	$ (1,596)	$ 57,248

(1) The cost basis of Corporate loans was approximately $12,927 and $14,671 at December 31, 2024 and 2023, respectively.
(2) As of December 31, 2024, there were three mortgage loans held for sale that were 90 days or more past due. As of December 31, 2023, there were three mortgage loans held for sale that were 90 days or more past due.

Equity Securities

Equity securities consist mainly of publicly traded common and preferred stocks and exchange traded funds. As of December 31, 2023, 16.98 million shares of Invesque were included within the equity securities balance, for which the Company elected to apply the fair value option. On April 15, 2024, the Company sold its 16.98 million shares of Invesque for $625 of proceeds resulting in a realized loss of $134,204. The following table presents information on the cost and fair value of the Company's equity securities related to Insurance and Tiptree Capital as of the following periods:

	As of December 31, 2024					
	Insurance		Tiptree Capital - Other		Total	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Exchange traded funds	$ 4,997	$ 5,075	$ —	$ —	$ 4,997	$ 5,075
Other equity securities	100,738	99,393	4,967	4,152	105,705	103,545
Total equity securities	$ 105,735	$ 104,468	$ 4,967	$ 4,152	$ 110,702	$ 108,620

	As of December 31, 2023					
	Insurance		Tiptree Capital - Other		Total	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Invesque	$ 23,339	$ 719	$ 111,490	$ 3,442	$ 134,829	$ 4,161
Exchange traded funds	1,339	1,349	—	—	1,339	1,349
Other equity securities	22,741	25,045	29,942	37,753	52,683	62,798
Total equity securities	$ 47,419	$ 27,113	$ 141,432	$ 41,195	$ 188,851	$ 68,308

Other Investments

The following table contains information regarding the Company's other investments, measured at fair value, as of the following periods:

	As of December 31, 2024			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Corporate bonds [1]	$ 3,331	$ —	$ —	$ 3,331
Debentures	25,320	—	—	25,320
Investment in credit fund	21,332	—	—	21,332
Other	—	3,101	—	3,101
Total other investments	$ 49,983	$ 3,101	$ —	$ 53,084

(in thousands, except share data)

	As of December 31, 2023			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Corporate bonds [1]	$ 62,081	$ —	$ —	$ 62,081
Debentures	25,648	—	—	25,648
Investment in credit fund	11,830	—	—	11,830
Other	7,201	3,931	397	11,529
Total other investments	$ 106,760	$ 3,931	$ 397	$ 111,088

(1) The cost basis of corporate bonds was $3,139 and $59,315 as of December 31, 2024 and 2023, respectively.

Net Investment Income - Insurance

Net investment income represents investment income and expense from investments related to insurance operations as disclosed within net investment income on the consolidated statements of operations. The following table presents the components of net investment income by source of income:

	For the Year Ended December 31,		
	2024	2023	2022
Interest:			
AFS securities	$ 32,712	$ 22,783	$ 11,262
Loans, at fair value	344	716	780
Other investments	6,264	8,311	5,346
Dividends from equity securities	1,131	1,398	1,398
Subtotal	40,451	33,208	18,786
Less: investment expenses	7,475	6,534	6,567
Net investment income	$ 32,976	$ 26,674	$ 12,219

Other Investment Income - Tiptree Capital

Other investment income represents revenue from non-insurance activities as disclosed within other revenue on the consolidated statements of operations, see Note (16) Other Revenue and Other Expenses. The following tables present the components of other investment income by type:

	For the Year Ended December 31,		
	2024	2023	2022
Interest income from Loans, at fair value [1]	$ 3,876	$ 3,111	$ 5,384
Loan fee income [1]	18,775	16,449	18,132
Other	3,222	4,703	30,144
Other investment income	$ 25,873	$ 24,263	$ 53,660

(1) Includes income related to Loans at fair value classified as Held for Sale for the periods prior to July 1, 2022.

Net Realized and Unrealized Gains (Losses)

The following table presents the components of net realized and unrealized gains (losses) recorded on the consolidated statements of operations. Net unrealized gains (losses) on AFS securities are included within other comprehensive income (loss) (OCI), net of tax, and, as such, are not included in this table. Net realized and unrealized gains (losses) on non-investment related financial assets and liabilities are included below:

	For the Year Ended December 31,		
	2024	2023	2022
Net realized gains (losses)			
Insurance:			
Reclass of unrealized gains (losses) on AFS securities from OCI	$ (494)	$ (2,830)	$ 1,359
Net gains from recoveries (credit losses) on AFS securities	—	106	55
Net realized gains (losses) on loans	58	(2,826)	(1,505)

(in thousands, except share data)

Net realized gains (losses) on equity securities [1]	(8,352)	(2,937)	(4,231)
Net realized gains (losses) on corporate bonds	3,419	(3,065)	(3,542)
Other	(873)	993	(2,432)
Tiptree Capital			
Mortgage:			
Net realized gains (losses) on loans	47,135	39,288	38,608
Other	(433)	1,413	16,942
Other:			
Net realized gains (losses) on loans [2]	—	—	24,403
Net realized gains on vessel sales	—	—	34,803
Net realized gains (losses) on equity securities [1]	(98,529)	—	—
Other	—	—	761
Total net realized gains (losses)	$ (58,069)	$ 30,142	$ 105,221
Net unrealized gains (losses)			
Insurance:			
Net change in unrealized gains (losses) on loans	$ 798	$ (1,733)	$ 117
Net gains from recoveries (credit losses) on AFS securities	(3,153)	—	—
Net unrealized gains (losses) on equity securities held at period end	(2,187)	923	(6,462)
Reclass of unrealized (gains) losses from prior periods for equity securities sold [1]	20,923	357	(142)
Other	(1,643)	6,805	(3,564)
Tiptree Capital			
Mortgage:			
Net change in unrealized gains (losses) on loans	(873)	687	(2,049)
Other	(2,851)	(7,156)	(2,156)
Other:			
Net change in unrealized gains (losses) on loans [2]	—	—	(4,513)
Net unrealized gains (losses) on equity securities held at period end	(866)	(1,531)	(16,015)
Reclass of unrealized (gains) losses from prior periods for equity securities sold [1]	100,289	—	—
Other	(1,799)	(3,758)	(454)
Total net unrealized gains (losses)	108,638	(5,406)	(35,238)
Total net realized and unrealized gains (losses)	$ 50,569	$ 24,736	$ 69,983

(1) On April 15, 2024, the Company sold its 16.98 million shares of Invesque for $625 of proceeds resulting in a realized loss of $134,204.
(2) Relates to Loans, at fair value classified as Held for Sale for the periods prior to July 1, 2022

(7) Notes and Accounts Receivable, net

The following table presents the total notes and accounts receivable, net:

	As of December 31,	
	2024	2023
Accounts and premiums receivable, net	$ 341,613	$ 260,383
Retrospective commissions receivable	286,314	265,918
Notes receivable, net	138,162	134,131
Other receivables	33,042	24,176
Total notes and accounts receivable, net	$ 799,131	$ 684,608

The following table presents the total valuation allowance and bad debt expense for the following periods:

(in thousands, except share data)

	Valuation allowance		Bad Debt Expense		
	As of		Year Ended December 31,		
	December 31, 2024	December 31, 2023	2024	2023	2022
Notes receivable, net - premium financing program [(1)]	$ 26	$ 46	$ 121	$ 119	$ 141
Accounts and premiums receivable, net	$ 294	$ 66	$ 313	$ 18	$ 56

(1) As of December 31, 2024 and 2023, there were $37 and $219 in balances classified as 90 days plus past due, respectively.

(8) Reinsurance Recoverable and Prepaid Reinsurance Premiums

The following table presents the effect of reinsurance on premiums written and earned by our insurance business for the following periods:

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount - Assumed to Net
As of December 31, 2024					
Life insurance in force	$ 5,866,501	$ 2,681,480	$ —	$ 3,185,021	
Year Ended December 31, 2024					
Premiums written:					
Life insurance	$ 74,640	$ 36,709	$ 246	$ 38,177	0.6 %
Accident and health insurance	125,506	84,405	10,210	51,311	19.9 %
Property and liability insurance	1,993,900	1,159,475	515,039	1,349,464	38.2 %
Total premiums written	$ 2,194,046	$ 1,280,589	$ 525,495	$ 1,438,952	36.5 %
Premiums earned:					
Life insurance	$ 81,197	$ 40,628	$ 357	$ 40,926	0.9 %
Accident and health insurance	132,018	87,984	10,177	54,211	18.8 %
Property and liability insurance	1,816,092	1,015,707	576,408	1,376,793	41.9 %
Total premiums earned	$ 2,029,307	$ 1,144,319	$ 586,942	$ 1,471,930	39.9 %
As of December 31, 2023					
Life insurance in force	$ 5,909,645	$ 2,806,307	$ —	$ 3,103,338	
Year Ended December 31, 2023					
Premiums written:					
Life insurance	$ 80,597	$ 40,925	$ 289	$ 39,961	0.7 %
Accident and health insurance	131,006	89,627	6,176	47,555	13.0 %
Property and liability insurance	1,684,907	935,077	482,602	1,232,432	39.2 %
Total premiums written	$ 1,896,510	$ 1,065,629	$ 489,067	$ 1,319,948	37.1 %
Premiums earned:					
Life insurance	$ 82,514	$ 41,248	$ 274	$ 41,540	0.7 %
Accident and health insurance	137,868	94,905	6,215	49,178	12.6 %
Property and liability insurance	1,407,659	768,762	398,219	1,037,116	38.4 %
Total premiums earned	$ 1,628,041	$ 904,915	$ 404,708	$ 1,127,834	35.9 %

(in thousands, except share data)

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount - Assumed to Net
As of December 31, 2022					
Life insurance in force	$ 6,139,755	$ 2,892,889	$ —	$ 3,246,866	
Year Ended December 31, 2022					
Premiums written:					
Life insurance	$ 88,430	$ 41,218	$ 193	$ 47,405	0.4 %
Accident and health insurance	142,132	96,923	7,519	52,728	14.3 %
Property and liability insurance	1,284,543	661,871	366,585	989,257	37.1 %
Total premiums written	$ 1,515,105	$ 800,012	$ 374,297	$ 1,089,390	34.4 %
Premiums earned:					
Life insurance	82,730	41,359	522	41,893	1.2 %
Accident and health insurance	141,662	96,725	7,734	52,671	14.7 %
Property and liability insurance	1,090,744	582,711	302,168	810,201	37.3 %
Total premiums earned	$ 1,315,136	$ 720,795	$ 310,424	$ 904,765	34.3 %

The following table presents the components of policy and contract benefits, including the effect of reinsurance on losses and loss adjustment expenses (LAE) incurred:

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount - Assumed to Net
Year Ended December 31, 2024					
Losses and LAE Incurred					
Life insurance	$ 42,411	$ 23,856	$ (5)	$ 18,550	— %
Accident and health insurance	22,686	16,439	10,511	16,758	62.7 %
Property and liability insurance	893,373	563,101	356,610	686,882	51.9 %
Total losses and LAE incurred	$ 958,470	$ 603,396	$ 367,116	$ 722,190	50.8 %
	Member benefit claims [(1)]			119,017	
	Total policy and contract benefits			$ 841,207	
Year Ended December 31, 2023					
Losses and LAE Incurred					
Life insurance	$ 46,595	$ 25,120	$ 122	$ 21,597	0.6 %
Accident and health insurance	23,694	17,867	5,608	11,435	49.0 %
Property and liability insurance	647,840	438,953	240,587	449,474	53.5 %
Total losses and LAE incurred	$ 718,129	$ 481,940	$ 246,317	$ 482,506	51.0 %
	Member benefit claims [(1)]			119,288	
	Total policy and contract benefits			$ 601,794	
Year Ended December 31, 2022					
Losses and LAE Incurred					
Life insurance	$ 52,186	$ 28,214	$ 504	$ 24,476	2.1 %
Accident and health insurance	29,221	21,860	6,780	14,141	47.9 %
Property and liability insurance	447,294	307,052	182,742	322,984	56.6 %
Total losses and LAE incurred	$ 528,701	$ 357,126	$ 190,026	$ 361,601	52.6 %
	Member benefit claims [(1)]			91,004	
	Total policy and contract benefits			$ 452,605	

(1) Member benefit claims are not covered by reinsurance.

(in thousands, except share data)

The following table presents the components of the reinsurance recoverable:

	As of December 31,	
	2024	2023
Ceded claim reserves:		
Life insurance	$ 4,621	$ 4,733
Accident and health insurance	24,836	22,660
Property and liability insurance	607,250	420,894
Total ceded claim reserves recoverable	636,707	448,287
Other reinsurance settlements recoverable	356,176	505,599
Total reinsurance recoverable	$ 992,883	$ 953,886

The following table presents the components of prepaid reinsurance premiums:

	As of December 31,	
	2024	2023
Prepaid reinsurance premiums:		
Life insurance [(1)]	$ 71,427	$ 74,815
Accident and health insurance [(1)]	72,840	76,440
Property and liability insurance	901,986	749,269
Total prepaid reinsurance premiums	$ 1,046,253	$ 900,524

(1) Including policyholder account balances ceded.

The following table presents the aggregate amount included in reinsurance receivables that is comprised of the three largest receivable balances from non-affiliated reinsurers:

	As of December 31, 2024
Total of the three largest receivable balances from non-affiliated reinsurers	$ 220,418

As of December 31, 2024, the non-affiliated reinsurers from whom our insurance business has the largest receivable balances were: Allianz Global Risks US Insurance Company (AM Best Rating: A+ rated), Allianz Reinsurance America, Inc. (AM Best Rating: A+ rated), and Ferian Re, LTD (AM Best Rating: Not Rated). Receivable balances from authorized reinsurers, such as the Allianz companies noted above, do not require collateral based on the authorized status of the parties. Receivable balances from unauthorized reinsurers are collateralized by assets on hand, assets held in trust accounts, and/or letters of credit. The Company monitors collateral values, authorization status, financial statements and AM Best ratings of its reinsurers periodically. As of December 31, 2024, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the related collateralization or reinsurer AM Best rating.

(in thousands, except share data)

(9) Goodwill and Intangible Assets, net

The following table presents identifiable finite and indefinite-lived intangible assets, accumulated amortization, and goodwill by operating segment and/or reporting unit, as appropriate:

	As of December 31, 2024			As of December 31, 2023		
	Insurance	Other	Total	Insurance	Other	Total
Finite-Lived Intangible Assets:						
Customer relationships	$ 162,520	$ —	$ 162,520	$ 162,844	$ —	$ 162,844
Accumulated amortization	(87,610)	—	(87,610)	(74,776)	—	(74,776)
Trade names	16,202	800	17,002	16,227	800	17,027
Accumulated amortization	(9,869)	(760)	(10,629)	(8,452)	(680)	(9,132)
Software licensing	17,238	640	17,878	17,372	640	18,012
Accumulated amortization	(10,705)	(640)	(11,345)	(9,891)	(640)	(10,531)
Insurance policies and contracts acquired	36,500	—	36,500	36,500	—	36,500
Accumulated amortization	(36,500)	—	(36,500)	(36,500)	—	(36,500)
Other	1,081	—	1,081	1,088	—	1,088
Accumulated amortization	(799)	—	(799)	(536)	—	(536)
Total finite-lived intangible assets	88,058	40	88,098	103,876	120	103,996
Indefinite-Lived Intangible Assets: (1)						
Insurance licensing agreements	13,761	—	13,761	13,761	—	13,761
Other	—	1,000	1,000	—	1,000	1,000
Total indefinite-lived intangible assets	13,761	1,000	14,761	13,761	1,000	14,761
Total intangible assets, net	$ 101,819	$ 1,040	$ 102,859	$ 117,637	$ 1,120	$ 118,757
Goodwill	204,998	1,708	206,706	204,447	1,708	206,155
Total goodwill and intangible assets, net	$ 306,817	$ 2,748	$ 309,565	$ 322,084	$ 2,828	$ 324,912

(1) Impairment tests are performed at least annually on indefinite-lived intangible assets.

Goodwill

The following table presents the activity in goodwill, by operating segment and/or reporting unit, as appropriate, and includes the adjustments made to the balance of goodwill to reflect the effect of the final valuation adjustments made for acquisitions, as well as the reduction to any goodwill attributable to impairment related charges:

	Insurance	Other	Total
Balance at December 31, 2022	$ 184,900	$ 1,708	$ 186,608
Goodwill acquired (1)	18,359	—	18,359
Foreign currency translation and other	1,188	—	1,188
Balance at December 31, 2023	$ 204,447	$ 1,708	$ 206,155
Foreign currency translation and other	551	—	551
Balance at December 31, 2024	$ 204,998	$ 1,708	$ 206,706

(1) See Note (3) Acquisitions for more information.

The Company conducts annual impairment tests of its goodwill as of October 1. For the years ended December 31, 2024, 2023 and 2022, no impairments were recorded on the Company's goodwill. There was no accumulated impairment recorded in the goodwill balance as of December 31, 2024.

(in thousands, except share data)

Intangible Assets, net

The following table presents the activity, by operating segment and/or reporting unit, as appropriate, in finite and indefinite-lived other intangible assets and includes the adjustments made to the balance to reflect the effect of any final valuation adjustments made for acquisitions, as well as any reduction attributable to impairment-related charges:

	Insurance	Other	Total
Balance at December 31, 2022	$ 115,087	$ 1,928	$ 117,015
Intangible assets acquired [1]	18,152	—	18,152
Amortization expense	(16,921)	(80)	(17,001)
Foreign currency translation and other	1,319	—	1,319
Impairment	—	(728)	(728)
Balance at December 31, 2023	$ 117,637	$ 1,120	$ 118,757
Amortization expense	(15,413)	(80)	(15,493)
Foreign currency translation and other	(405)	—	(405)
Balance at December 31, 2024	$ 101,819	$ 1,040	$ 102,859

(1) See Note (3) Acquisitions for more information.

The following table presents the amortization expense on finite-lived intangible assets for the following periods:

	For the Year Ended December 31,		
	2024	2023	2022
Amortization expense on intangible assets	$ 15,493	$ 17,001	$ 16,355

For the years ended December 31, 2024 and 2022, no impairments were recorded on the Company's intangible assets. For the year ended December 31, 2023, the Company partially impaired its other indefinite lived intangible assets as a result of oversupply of fishing licenses which has driven valuations lower. The Company's accumulated impairment on intangible assets was $728 as of December 31, 2024.

The following table presents the amortization expense on finite-lived intangible assets for the next five years and thereafter by operating segment and/or reporting unit, as appropriate:

	As of December 31, 2024		
	Insurance [1]	Other	Total
2025	$ 13,240	$ 40	$ 13,280
2026	10,894	—	10,894
2027	9,543	—	9,543
2028	8,341	—	8,341
2029	7,292	—	7,292
2030 and thereafter	38,809	—	38,809
Total	$ 88,119	$ 40	$ 88,159

(1) Does not include foreign currency translation adjustment of $(61) as of December 31, 2024.

(10) Derivative Financial Instruments and Hedging

The Company selectively utilizes derivative financial instruments as part of its overall investment and hedging activities. Derivative contracts are subject to additional risk that can result in a loss of all or part of an investment. The Company's derivative activities are primarily entered into in order to manage underlying credit risk, market risk, interest rate risk and currency exchange rate risk. In addition, the Company is also subject to counterparty risk should its counterparties fail to meet the contract terms. Derivative assets are reported in other investments. Derivative liabilities are reported within other liabilities and accrued expenses. Derivatives for our mortgage business are primarily comprised of interest rate lock commitments (IRLCs), forward delivery contracts, and TBA mortgage-backed securities.

Interest Rate Lock Commitments

The fair value of these instruments is based upon valuation pricing models, which represent the amount the Company would

(in thousands, except share data)

expect to receive or pay at the balance sheet date to exit the position. Our mortgage origination subsidiary issues IRLCs to their customers, which are carried at estimated fair value on the Company's consolidated balance sheets. The estimated fair values of these commitments are generally calculated by reference to the value of the underlying loan associated with the IRLC net of costs to produce and an expected pull through assumption. The fair values of these commitments generally fall under Level 3 in the fair value hierarchy.

Forward Delivery Contracts and TBA Mortgage-Backed Securities

Our mortgage origination subsidiary manages their exposure by entering into forward delivery commitments with loan investors. For loans not locked with investors under a forward delivery commitment, the Company enters into hedge instruments, primarily TBAs, to protect against movements in interest rates. The fair values of TBA mortgage-backed securities and forward delivery contracts generally fall under Level 2 in the fair value hierarchy.

The remaining derivatives are generally comprised of a combination of swaps, currency forwards and options, which are generally classified as Level 2 in the fair value hierarchy. In addition, the Fortegra Additional Warrant (Warburg) is a derivative liability and classified as Level 3 in the fair value hierarchy. See Note (17) Stockholders' Equity for additional information regarding the Fortegra Additional Warrant.

The following table presents the gross notional and fair value amounts of derivatives (on a gross basis) categorized by underlying risk:

	As of December 31, 2024			As of December 31, 2023		
	Notional values	**Asset derivatives**	**Liability derivatives**	**Notional values**	**Asset derivatives**	**Liability derivatives**
Interest rate lock commitments	$ 105,898	$ 2,257	$ —	$ 129,675	$ 3,818	$ —
Forward delivery contracts	26,090	33	54	19,675	9	98
TBA mortgage-backed securities	133,200	811	115	139,000	104	815
Fortegra Additional Warrants (Warburg)[(1)]	—	—	10,958	—	—	3,522
Other	—	—	—	24,346	52	68
Total	$ 265,188	$ 3,101	$ 11,127	$ 312,696	$ 3,983	$ 4,503

(1) See Note (17) Stockholders' Equity for additional information.

(in thousands, except share data)

(11) Debt, net

The following table presents the balance of the Company's debt obligations, net of discounts and deferred financing costs for our corporate and asset based debt. Asset based debt is generally recourse only to specific assets and related cash flows.

	As of December 31, 2024		
Corporate debt	**Insurance**	**Mortgage**	**Total**
Secured revolving credit agreements [1]	$ —	$ —	$ —
Preferred trust securities (SOFR + 4.10% + spread adjustment [2])	35,000	—	35,000
8.50% Junior subordinated notes	125,000	—	125,000
9.25% Junior subordinated notes	150,000	—	150,000
Total corporate debt	310,000	—	310,000
Asset based debt			
Asset based revolving financing (SOFR + 2.75%)	63,699	—	63,699
Residential mortgage warehouse borrowings (1.75% to 3.30% over SOFR) [3][4]	—	68,394	68,394
Total asset based debt	63,699	68,394	132,093
Total debt, face value	373,699	68,394	442,093
Unamortized deferred financing costs	(14,957)	(47)	(15,004)
Total debt, net	$ 358,742	$ 68,347	$ 427,089

	As of December 31, 2023		
Corporate debt	**Insurance**	**Mortgage**	**Total**
Secured revolving credit agreements [1]	$ 130,000	$ —	$ 130,000
Preferred trust securities (LIBOR + 4.10%)	35,000	—	35,000
8.50% Junior subordinated notes	125,000	—	125,000
Total corporate debt	290,000	—	290,000
Asset based debt			
Asset based revolving financing (SOFR + 2.75%)	67,138	—	67,138
Residential mortgage warehouse borrowings (1.75% to 2.75% over SOFR) [3][4]	—	54,350	54,350
Total asset based debt	67,138	54,350	121,488
Total debt, face value	357,138	54,350	411,488
Unamortized deferred financing costs	(8,950)	(127)	(9,077)
Total debt, net	$ 348,188	$ 54,223	$ 402,411

(1) The secured credit agreements include separate tranches with multiple rate structures that are adjustable based on Fortegra's senior leverage ratio, which as of December 31, 2024 and 2023 was SOFR + 1.50%.

(2) Previously based on 3-month LIBOR, now SOFR plus the tenor spread adjustment of 0.26%, in accordance with the Adjustable Interest Rate (LIBOR) Act of 2021.

(3) As of December 31, 2024, included (i) a $50,000 line of credit at 1.75%, 2.00% and 2.50% over the one month SOFR rate, (ii) a $25,000 line of credit at 1.75% over the one month SOFR rate, with a floor of 2.75%, (iii) a $30,000 line of credit at 1.875% over the one month SOFR rate and (iv) a $10,000 line of credit at 3.30% over the one month SOFR rate. As of December 31, 2023, included (i) a $50,000 line of credit at 1.75%, 2.00% and 2.50% over the one month SOFR rate, and (ii) a $65,000 line of credit at 1.75%, 2.25% and 2.75% over the one month SOFR rate, with a floor of 4.00%. The balance credit rate on the $50,000 line of credit was 25 basis points lower than the floor.

(4) The weighted average coupon rate for residential mortgage warehouse borrowings was 6.25% and 7.15% at December 31, 2024 and 2023, respectively.

The following table presents the amount of interest expense the Company incurred on its debt for the following periods:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Interest expense - corporate debt	$ 24,145	$ 19,531	$ 19,290
Interest expense - asset based debt	8,103	8,161	10,950
Total interest expense on debt	$ 32,248	$ 27,692	$ 30,240

(in thousands, except share data)

The following table presents the contractual principal payments and future maturities of the unpaid principal balance on the Company's debt for the following periods:

	As of December 31, 2024
2025	$ 68,394
2026	63,699
2027	—
2028	—
2029	—
2030 and thereafter	310,000
Total	$ 442,093

The following narrative is a summary of certain terms of our debt agreements for the year ended December 31, 2024:

Corporate Debt

Secured Revolving Credit Agreements

As of December 31, 2024, no borrowings were outstanding as compared to $130,000 outstanding under the revolving line of credit in our insurance business as of December 31, 2023. The maximum borrowing capacity under the agreements as of December 31, 2024 and 2023 was $200,000.

On October 21, 2022, a subsidiary of Fortegra entered into a Second Amended and Restated Credit Agreement by and among Fortegra, and its subsidiary, LOTS Intermediate Co., as borrowers, the lenders from time to time party thereto, certain of Fortegra's subsidiaries, as guarantors, and Fifth Third Bank, National Association, as the administrative agent and issuing lender (the "Fortegra Credit Agreement"). The Fortegra Credit Agreement provides for a $200,000 revolving credit facility, all of which is available for the issuance of letters of credit, with a sub-limit of $25,000 for swing loans and matures on October 1, 2027.

Junior Subordinated Notes

On October 16, 2017, a subsidiary of Fortegra issued $125,000 of 8.50% Fixed Rate Resetting Junior Subordinated Notes due October 2057 (the "2017 Notes"). Substantially all of the net proceeds were used to repay the existing secured credit agreement at that time, which was terminated thereafter. Beginning on October 15, 2027, the Company may redeem the 2017 Notes at par plus accrued and unpaid interest.

On November 7, 2024, Fortegra issued $150,000 of 9.25% Fixed Rate Resetting Junior Subordinated Notes due November 2064 (the "2024 Notes"). The proceeds of the 2024 Notes were used to repay outstanding indebtedness under the Company's credit agreement, for insurance company growth capital and general corporate purposes. Beginning on November 15, 2029, the Company may redeem the 2024 Notes at par plus accrued and unpaid interest.

Each of the 2017 Notes and 2024 Notes are unsecured obligations of the issuer and rank in right of payment and upon liquidation, junior to all of the issuer's current and future senior indebtedness. The 2017 Notes and 2024 Notes are *pari passu* with each other. Each of the 2017 Notes and 2024 Notes are guaranteed jointly and severally by certain subsidiaries of Fortegra and Fortegra is a guarantor of the 2017 Notes. So long as no event of default has occurred and is continuing, all or part of the interest payments on the 2017 Notes and 2024 Notes can be deferred on one or more occasions for up to five consecutive years per deferral period. The 2017 Notes and 2024 Notes contain customary financial covenants that require, among other items, maximum leverage and limitations on restricted payments under certain circumstances.

(in thousands, except share data)

Preferred Trust Securities

On June 20, 2007, a subsidiary of Fortegra issued $35,000 of preferred trust securities due June 15, 2037. Interest is payable quarterly at an interest rate of SOFR plus 4.10% plus a spread adjustment (previously, LIBOR plus 4.10%). The Company may redeem the preferred trust securities, in whole or in part, at a price equal to the full outstanding principal amount of such preferred trust securities outstanding plus accrued and unpaid interest.

Asset Based Debt

Asset Based Revolving Financing

On October 16, 2020, subsidiaries of Fortegra entered into a three year $75,000 secured credit agreement, which replaced the individual agreements in its premium finance and warranty service contract finance businesses. The borrowers can select from various borrowing and rate options under the agreement, as well the option to convert certain borrowings to term loans, if no default or event of default exists. The agreement extends up to $20,000 for the Company's premium finance business and up to $55,000 for its warranty service contract finance business, and is secured by substantially all of the assets of the borrowers thereunder. The obligations under the agreement are non-recourse to The Fortegra Group and its subsidiaries (other than the borrowers and their subsidiaries). On January 31, 2023, subsidiaries of Fortegra amended the asset based revolving financing to increase the revolving commitment to $100,000 and transition to SOFR.

On October 6, 2023, subsidiaries of Fortegra entered into a three-year $125 million secured credit agreement that amends and restates the prior credit agreement dated October 16, 2020. The agreement extends the maturity date of the revolving credit facility from October 2023 to October 2026 and increases the total revolving credit commitments from $100 million to $125 million.

As of December 31, 2024 and 2023, a total of $63,699 and $67,138, respectively, was outstanding under the borrowing related to our premium finance offerings in our insurance business.

Residential Mortgage Warehouse Borrowings

As of December 31, 2024, our mortgage business had three warehouse lines of credit with three separate lending partners totaling $105,000 of borrowing capacity. The $50,000 line of credit matures in August 2025, the $25,000 line of credit matures in June 2025, and the $30,000 line of credit matures in February 2025.

As of December 31, 2024 and 2023, a total of $68,394 and $54,350, respectively, was outstanding under such financing agreements.

Mortgage Servicing Rights (MSR) Line of Credit

As of December 31, 2024, our mortgage business had a MSR line of credit totaling $10,000 of borrowing capacity at 3.30% over SOFR, with no borrowings outstanding at the end of the period.

Vessel-Backed Term Loan

The remaining balance of the vessel backed term loan totaling $13,050 was fully repaid at a discount during May 2022, for a net gain of $1,168 during the year ended 2022.

(12) Fair Value of Financial Instruments

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs to the extent possible to measure a financial instrument's fair value. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability, and are affected by the type of product, whether the product is traded on an active exchange or in the secondary market, as well as current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair value is estimated by applying the hierarchy discussed in Note (2) Summary of Significant Accounting Policies which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy.

The Company's fair value measurements are based primarily on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable financial instruments. Sources of inputs to the market approach include third-party pricing services, independent broker quotations and pricing matrices. Management analyzes the third-party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy and to assess reliability of values. Further, management has a process in place to review all changes in fair value that occurred during each measurement period. Any discrepancies or unusual observations are followed through to resolution through the source of the pricing as well as utilizing comparisons, if applicable, to alternate pricing sources.

The Company utilizes observable and unobservable inputs within its valuation methodologies. Observable inputs may include: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. Broker quotes are obtained from sources recognized to be market participants. Unobservable inputs may include: expected cash flow streams, default rates, supply and demand considerations and market volatility.

Available for Sale Securities, at fair value

The fair values of AFS securities are based on prices provided by an independent pricing service and a third-party investment manager. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service and the third-party investment manager by analyzing the investment manager-provided pricing report.

The following details the methods and assumptions used to estimate the fair value of each class of AFS securities and the applicable level each security falls within the fair value hierarchy:

U.S. Treasury Securities, Obligations of U.S. Government Authorities and Agencies, Obligations of State and Political Subdivisions, Corporate Securities, Asset Backed Securities, and Obligations of Foreign Governments: Fair values were obtained from an independent pricing service and a third-party investment manager. The prices provided by the independent pricing service and third-party investment manager are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing and fall under Level 2 or Level 3 in the fair value hierarchy.

Certificates of Deposit: The estimated fair value of certificates of deposit approximate carrying value and fall under Level 1 of the fair value hierarchy.

Equity Securities

The fair values of publicly traded common and preferred equity securities and exchange traded funds ("ETFs") are obtained from market value quotations provided by an independent pricing service and fall under Level 1 in the fair value hierarchy. The fair values of non-publicly traded common and preferred stocks are based on prices derived from multiples of comparable public companies and fall under Level 3 in the fair value hierarchy.

Loans, at fair value

Corporate Loans: These loans are comprised of middle market loans and bank loans and are generally classified under either Level 2 or Level 3 in the fair value hierarchy. To determine fair value, the Company uses quoted prices, including those provided from pricing vendors, which provide coverage of secondary market participants, where available. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of loans based on internal models and other unobservable inputs.

Mortgage Loans Held for Sale: Mortgage loans held for sale are generally classified under Level 2 in the fair value hierarchy and fair value is based upon forward sales contracts with third-party investors, including estimated loan costs.

Derivative Assets and Liabilities

Derivatives for our mortgage business are primarily comprised of IRLCs, forward delivery contracts and TBA mortgage-backed securities. The fair value of these instruments is based upon valuation pricing models, which represent the amount the Company would expect to receive or pay at the balance sheet date to exit the position. Our mortgage origination subsidiaries issue IRLCs to their customers, which are carried at estimated fair value on the Company's consolidated balance sheets. The estimated fair values of these commitments are generally calculated by reference to the value of the underlying loan associated with the IRLC net of costs to produce and an expected pull through assumption. The fair values of these commitments generally fall under Level 3 in the fair value hierarchy. Our mortgage origination subsidiaries manage their exposure by entering into forward delivery commitments with loan investors. For loans not locked with investors under a forward delivery commitment, the Company enters into hedge instruments, primarily TBAs, to protect against movements in interest rates. The fair values of TBA mortgage-backed securities and forward delivery contracts generally fall under Level 2 in the fair value hierarchy.

The remaining derivatives are generally comprised of a combination of swaps, currency forwards and options, which are generally classified as Level 2 in the fair value hierarchy. In addition, the Fortegra Additional Warrants (Warburg) are a derivative liability and classified as Level 3 in the fair value hierarchy. See Note (17) Stockholders' Equity for additional information regarding the Fortegra Additional Warrants.

Corporate Bonds

Corporate bonds are generally classified under Level 2 in the fair value hierarchy and fair value is based on quoted market prices. We perform internal price verification procedures to ensure that the prices provided are reasonable.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are generally classified under Level 1 or Level 2 in the fair value hierarchy, based on the leveling of the securities sold short, and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures monthly to ensure that the prices provided are reasonable.

Mortgage Servicing Rights

Mortgage servicing rights are classified under Level 3 in the fair value hierarchy and fair value is provided by a third-party valuation service. Various observable and unobservable inputs are used to determine fair value, including discount rate, cost to service and weighted average prepayment speed.

(in thousands, except share data)

The following tables present the Company's fair value hierarchies for financial assets and liabilities, measured on a recurring basis:

	As of December 31, 2024			
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:				
Available for sale securities, at fair value:				
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ —	$ 395,643	$ —	$ 395,643
Obligations of state and political subdivisions	—	38,675	—	38,675
Obligations of foreign governments	—	51,472	—	51,472
Certificates of deposit	1,145	—	—	1,145
Asset backed securities	—	22,860	—	22,860
Corporate securities	—	598,134	—	598,134
Total available for sale securities, at fair value	1,145	1,106,784	—	1,107,929
Loans, at fair value:				
Corporate loans	—	—	10,272	10,272
Mortgage loans held for sale	—	71,058	—	71,058
Total loans, at fair value	—	71,058	10,272	81,330
Equity securities:				
Exchange traded funds	5,075	—	—	5,075
Other equity securities	95,360	—	8,185	103,545
Total equity securities	100,435	—	8,185	108,620
Other investments, at fair value:				
Corporate bonds	—	3,331	—	3,331
Derivative assets	—	834	2,267	3,101
Other	—	21,332	—	21,332
Total other investments, at fair value	—	25,497	2,267	27,764
Mortgage servicing rights [(1)]	—	—	42,611	42,611
Total	$ 101,580	$ 1,203,339	$ 63,335	$ 1,368,254
Liabilities: [(2)]				
Derivative liabilities	$ —	$ 143	$ 26	$ 169
Fortegra Additional Warrants (Warburg)	—	—	10,958	10,958
Contingent consideration payable	—	—	1,779	1,779
Total	$ —	$ 143	$ 12,763	$ 12,906

(1) Included in other assets. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.
(2) Included in other liabilities and accrued expenses. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

(in thousands, except share data)

	As of December 31, 2023			
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:				
Available for sale securities, at fair value:				
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ —	$ 470,085	$ —	$ 470,085
Obligations of state and political subdivisions	—	45,459	—	45,459
Obligations of foreign governments	—	4,557	—	4,557
Certificates of deposit	1,724	—	—	1,724
Asset backed securities	—	26,171	15	26,186
Corporate securities	—	254,598	—	254,598
Total available for sale securities, at fair value	1,724	800,870	15	802,609
Loans, at fair value:				
Corporate loans	—	2,051	9,167	11,218
Mortgage loans held for sale	—	58,338	—	58,338
Total loans, at fair value	—	60,389	9,167	69,556
Equity securities:				
Invesque	4,161	—	—	4,161
Exchange traded funds	1,349	—	—	1,349
Other equity securities	55,072	—	7,726	62,798
Total equity securities	60,582	—	7,726	68,308
Other investments, at fair value:				
Corporate bonds	—	62,081	—	62,081
Derivative assets	—	162	3,821	3,983
Other	—	18,979	—	18,979
Total other investments, at fair value	—	81,222	3,821	85,043
Mortgage servicing rights [(1)]	—	—	40,836	40,836
Total	$ 62,306	$ 942,481	$ 61,565	$ 1,066,352
Liabilities: [(2)]				
Derivative liabilities	—	937	44	981
Fortegra Additional Warrants (Warburg)	—	—	3,522	3,522
Contingent consideration payable	—	—	2,604	2,604
Total	$ —	$ 937	$ 6,170	$ 7,107

(1) Included in other assets. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.
(2) Included in other liabilities and accrued expenses. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

(in thousands, except share data)

Transfers between Level 2 and 3 were a result of subjecting third-party pricing on assets to various liquidity, depth, bid-ask spread and benchmarking criteria as well as assessing the availability of observable inputs affecting their fair valuation.

The following table presents additional information about assets that are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value for the following periods:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Balance at January 1,	$ 61,565	$ 63,590
Net realized and unrealized gains or losses included in:		
Earnings	6,311	(4,825)
OCI	75	2,569
Origination of IRLCs	39,761	43,875
Purchases	—	31
Sales and repayments	—	(6)
Distributions	(3,055)	—
Conversions to mortgage loans held for sale	(41,322)	(43,709)
Transfer out of Level 3	—	(41)
Conversions to real estate owned	—	81
Balance at December 31,	$ 63,335	$ 61,565
Changes in unrealized gains (losses) included in earnings related to assets still held at period end	$ 6,311	$ (4,824)
Changes in unrealized gains (losses) included in OCI related to assets still held at period end	$ 75	$ 2,569

The following table presents the range and weighted average (WA) used to develop significant unobservable inputs for the fair value measurements of Level 3 assets and liabilities:

	As of December 31,				As of December 31,							
	2024	2023			2024				2023			
Assets	Fair value		Valuation technique	Unobservable input(s)	Range			WA [(1)]	Range			WA [(1)]
IRLCs	$ 2,257	$ 3,818	Internal model	Pull through rate	45%	to	95%	60%	45%	to	95%	59%
Mortgage servicing rights	42,611	40,836	External model	Discount rate	10%	to	15%	11%	10%	to	13%	11%
				Cost to service	$65	to	$3,000	$133	$65	to	$3,000	$113
				Prepayment speed	3%	to	87%	9%	3%	to	82%	9%
Equity securities	8,185	7,726	Internal model	Forecast EBITDAR	$1,422,000	to	$1,604,000	N/A	$1,039,000	to	$1,422,000	N/A
Corporate loans	10,272	9,167	External model	Bid marks	$78	to	$81	$80	$71	to	$75	$73
Total	$ 63,325	$ 61,547										
Liabilities												
Fortegra Additional Warrants (Warburg)	$ 10,958	$ 3,522	External Model	Discount rate	3%	to	5%	3.4%	3%	to	5%	3.8%
				Implied Equity Volatility	40%	to	50%	45%	40%	to	50%	45%
Contingent consideration payable	1,779	2,604	Cash Flow model	Forecast Cash EBITDA	$2,500	to	$4,000	N/A	$2,500	to	$4,000	N/A
				Forecast Underwriting EBITDA	$—	to	$2,000	N/A	$—	to	$2,000	N/A
Total	$ 12,737	$ 6,126										

(1) Unobservable inputs were weighted by the relative fair value of the instruments.

(in thousands, except share data)

The following table presents the carrying amounts and estimated fair values of financial assets and liabilities that are not recorded at fair value and their respective levels within the fair value hierarchy:

	As of December 31, 2024			As of December 31, 2023		
	Level within fair value hierarchy	**Fair value**	**Carrying value**	**Level within fair value hierarchy**	**Fair value**	**Carrying value**
Assets:						
Debentures	2	$ 25,320	$ 25,320	2	$ 25,648	$ 25,648
Notes receivable, net	2	138,162	138,162	2	134,131	134,131
Total assets		$ 163,482	$ 163,482		$ 159,779	$ 159,779
Liabilities:						
Debt	3	$ 439,906	$ 442,093	3	$ 406,801	$ 411,488
Total liabilities		$ 439,906	$ 442,093		$ 406,801	$ 411,488

Debentures: Since interest rates on debentures are at current market rates for similar credit risks, the carrying amount approximates fair value. These values are net of allowance for doubtful accounts. See Note (6) Investments.

Notes Receivable, net: To the extent that carrying amounts differ from fair value, fair value is determined based on contractual cash flows discounted at market rates for similar credits. Categorized under Level 2 in the fair value hierarchy. See Note (7) Notes and Accounts Receivable, net.

Debt: The carrying value, which approximates fair value of floating rate debt, represents the total debt balance at face value excluding the unamortized discount. The fair value of the Junior subordinated notes is determined based on dealer quotes. Categorized under Level 3 in the fair value hierarchy.

Additionally, the following financial assets and liabilities on the consolidated balance sheets are not carried at fair value, but whose carrying amounts approximate their fair value:

Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents are carried at cost which approximates fair value. Categorized under Level 1 in the fair value hierarchy.

Accounts and Premiums Receivable, net, Retrospective Commissions Receivable and Other Receivables: The carrying amounts approximate fair value since no interest rate is charged on these short duration assets. Categorized under Level 2 in the fair value hierarchy. See Note (7) Notes and Accounts Receivable, net.

Due from Brokers, Dealers, and Trustees and Due to Brokers, Dealers and Trustees: The carrying amounts are included in other assets and other liabilities and accrued expenses and approximate their fair value due to their short term nature. Categorized under Level 2 in the fair value hierarchy.

(in thousands, except share data)

(13) Liability for Unpaid Claims and Claim Adjustment Expenses

Roll forward of Claim Liability

The following table presents the activity in the net liability for unpaid losses and allocated loss adjustment expenses of short duration contracts for the following periods:

	For the Year Ended December 31,	
	2024	**2023**
Policy liabilities and unpaid claims balance as of January 1,	$ 844,848	$ 567,193
Less: liabilities of policy-holder account balances, gross	(878)	(1,923)
Less: non-insurance warranty benefit claim liabilities	(2,103)	(140)
Gross liabilities for unpaid losses and loss adjustment expenses	841,867	565,130
Less: reinsurance recoverable on unpaid losses - short duration	(448,117)	(266,889)
Less: other lines, gross	(295)	(184)
Net balance as of January 1, short duration	393,455	298,057
Incurred (short duration) related to:		
Current year	720,544	493,187
Prior years	(624)	(11,187)
Total incurred	719,920	482,000
Paid (short duration) related to:		
Current year	342,708	234,723
Prior years	112,457	151,879
Total paid	$ 455,165	$ 386,602
Net balance as of December 31, short duration	$ 658,210	$ 393,455
Plus: reinsurance recoverable on unpaid losses - short duration	636,300	448,117
Plus: other lines, gross	430	295
Gross liabilities for unpaid losses and loss adjustment expenses	1,294,940	841,867
Plus: liabilities of policy-holder account balances, gross	304	878
Plus: non-insurance warranty benefit claim liabilities	2,837	2,103
Policy liabilities and unpaid claims balance as of December 31,	$ 1,298,081	$ 844,848

The following schedule reconciles the total amount of losses incurred on short duration contracts per the table above to the amount of total losses incurred as presented in the consolidated statements of operations, excluding the amount for member benefit claims:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Short duration incurred	$ 719,920	$ 482,000	$ 360,604
Other lines incurred	53	30	354
Unallocated loss adjustment expenses	2,217	476	643
Total losses incurred	$ 722,190	$ 482,506	$ 361,601

During the year ended December 31, 2024, the Company experienced favorable prior year development of $624, as a result of lower-than-expected losses in its commercial lines of business.

During the year ended December 31, 2023, the Company experienced favorable prior year development of $11,187, primarily driven by lower-than-expected claims paid development in our commercial lines of business for the 2018 and 2020 accident years.

During the year ended December 31, 2022, the Company experienced favorable prior year development of $858, primarily as

(in thousands, except share data)

a result of lower-than-expected claim severity in our commercial lines of business.

Management considers the prior year development for each of these years to be insignificant when considered in the context of our annual earned premiums, net as well as our net losses and loss adjustment expenses and member benefit claims expenses. We analyze our development on a quarterly basis and given the short duration nature of our products, favorable or adverse development emerges quickly and allows for timely reserve strengthening, if necessary, or modifications to our product pricing or offerings.

The favorable prior year development of $624 in the year ended December 31, 2024 represented 0.3% of our insurance business income before taxes of $183,158 and 0.2% of the opening net liability for losses and loss adjustment expenses of $393,455, as of January 1, 2024.

The favorable prior year development of $11,187 in the year ended December 31, 2023 represented 8.6% of our insurance business income before taxes of $129,816, and 3.8% of the opening net liability for losses and loss adjustment expenses of $298,057, as of January 1, 2023.

The favorable prior year development of $858 in the year ended December 31, 2022 represented 1.3% of our insurance business income before taxes of $68,150, and 0.6% of the opening net liability for losses and loss adjustment expenses of $154,412, as of January 1, 2022.

Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represent the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

(in thousands, except share data)

Incurred and Paid Development

The following table presents information about incurred and paid loss development and average claim duration as of December 31, 2024, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The cumulative number of reported claims represents open claims, claims closed with payment, and claims closed without payment. It does not include an estimated count of unreported claims. The number of claims is measured by claim event. The Company considers a claim that does not result in a liability as a claim closed without payment.

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance										As of December 31, 2024	
	For the Years Ended December 31,											
	Unaudited											
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of IBNR Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
2015	59,579	57,470	57,588	57,815	58,141	58,194	58,248	58,285	58,309	58,310	$ —	178
2016		84,178	87,290	87,993	88,615	89,629	89,981	89,516	89,579	89,578	$ 78	257
2017			103,306	104,898	105,601	105,787	106,446	106,517	106,592	106,602	$ 132	326
2018				129,352	133,225	133,158	134,392	123,228	118,721	118,579	$ 1,413	399
2019					144,925	149,166	151,772	153,325	151,994	153,959	$ 1,818	424
2020						172,007	169,706	165,820	163,363	165,719	$ 5,660	351
2021							250,300	263,249	263,226	267,229	$ 3,404	521
2022								361,462	358,434	361,888	$ 23,430	591
2023									493,187	480,960	$ 95,758	591
2024										720,544	$ 297,589	608
									Total	$2,523,368		

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
	Unaudited									
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	41,578	56,445	57,130	57,610	58,096	58,175	58,243	58,274	58,307	58,310
2016		62,989	84,185	86,531	88,482	88,976	89,474	89,286	89,390	89,404
2017			84,493	102,620	105,075	105,852	106,402	106,249	106,416	106,430
2018				105,740	112,619	114,490	115,407	114,756	115,500	115,606
2019					122,348	128,787	132,747	131,885	134,261	138,104
2020						127,721	129,832	132,997	138,004	141,942
2021							174,334	224,193	234,328	240,056
2022								165,710	299,064	315,309
2023									234,723	317,289
2024										342,708
									Total	$1,865,158
All outstanding liabilities before 2015 net of reinsurance										—
Liabilities for loss and loss adjustment expenses, net of reinsurance										$ 658,210

Duration

The following table presents supplementary information about average historical claims duration as of December 31, 2024 for short duration contracts:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (Unaudited)

Years	1	2	3	4	5	6	7	8	9	10
Short duration	67.4%	16.7%	2.6%	1.3%	0.9%	0.7%	—%	0.1%	—%	—%

(in thousands, except share data)

Reconciliation of Reserves to Balance Sheet

The following table presents a reconciliation of net outstanding liabilities for unpaid loss and loss adjustment expenses of short-duration contracts to the consolidated balance sheets value of policy liabilities and unpaid claims:

	As of December 31, 2024
Net outstanding liabilities:	
Short duration	$ 658,210
Insurance lines other than short duration	23
Total liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	658,233
Reinsurance recoverable on unpaid losses and loss adjustment expenses:	
Short duration	636,300
Other insurance lines	407
Total reinsurance recoverable on unpaid losses and loss adjustment expenses	636,707
Total gross liability for unpaid losses and loss adjustment expenses	1,294,940
Liabilities of policy-holder account balances, gross	304
Non-insurance warranty benefit claim liabilities	2,837
Total policy liabilities and unpaid claims	$ 1,298,081

(14) Revenue from Contracts with Customers

The Company's revenues from insurance and contractual and liability insurance operations are primarily accounted for under Financial Services-Insurance (ASC 944) that are not within the scope of Revenue for Contracts with Customers (ASC 606). The Company's remaining revenues that are within the scope of ASC 606 are primarily comprised of revenues from contracts with customers for monthly membership dues for motor clubs, monthly administration fees for services provided for premiums, claims and reinsurance processing revenues, vehicle service contracts, vessel related revenue and revenues for household goods and appliances service contracts (collectively, remaining contracts).

The following table presents the disaggregated amounts of revenue from contracts with customers by product type for the following periods:

	For the Year Ended December 31,		
	2024	2023	2022
Service and Administrative Fees:			
Service contract revenue	$ 294,504	$ 289,660	$ 210,817
Motor club revenue	43,258	46,394	53,346
Other	3,707	5,305	36,060
Revenue from contracts with customers	$ 341,469	$ 341,359	$ 300,223

Service and Administrative Fees

Service and administrative fees are generated from non-insurance programs including warranty service contracts, motor clubs and other services. Service and administrative fees are recognized consistent with the earnings recognition pattern of the underlying policies, debt cancellation contracts and motor club memberships being administered, using pro rata, Rule of 78's, modified Rule of 78's, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.

Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in the period in which the loss is determined to be probable.

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of December 31, 2024.

(in thousands, except share data)

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

The following table presents the activity in the deferred assets and liabilities related to revenue from contracts with customers for the following period:

	January 1, 2024			December 31, 2024
	Beginning balance	Additions	Amortization	Ending balance
Deferred acquisition costs				
Service and Administrative Fees:				
Service contract revenue	$ 201,903	$ 101,037	$ 91,534	$ 211,406
Motor club revenue	16,636	30,120	33,852	12,904
Total	$ 218,539	$ 131,157	$ 125,386	$ 224,310
Deferred revenue				
Service and Administrative Fees:				
Service contract revenue	$ 605,425	$ 306,712	$ 294,504	$ 617,633
Motor club revenue	21,677	38,327	43,258	16,746
Other	—	3,696	3,696	—
Total	$ 627,102	$ 348,735	$ 341,458	$ 634,379

For the periods presented, no write-offs for unrecoverable deferred acquisition costs and deferred revenue were recognized.

(15) Other Assets and Other Liabilities and Accrued Expenses

Other Assets

The following table presents the components of other assets as reported in the consolidated balance sheets:

	As of December 31,	
	2024	2023
Accrued investment income	$ 12,415	$ 6,269
Loans eligible for repurchase	56,279	32,183
Mortgage servicing rights	42,611	40,836
Right of use assets - operating leases [(1)]	27,816	31,469
Income tax receivable	1,976	1,275
Furniture, fixtures and equipment, net	27,321	29,624
Due from broker/trustee	28,327	—
Prepaid expenses	12,481	12,985
Other	4,632	10,874
Total other assets	$ 213,858	$ 165,515

(1) See Note (21) Commitments and Contingencies for additional information.

The following table presents the depreciation expense related to furniture, fixtures and equipment for the following periods:

	For the Year Ended December 31,		
	2024	2023	2022
Depreciation expense related to furniture, fixtures and equipment	$ 6,161	$ 6,370	$ 3,954

(in thousands, except share data)

Other Liabilities and Accrued Expenses

The following table presents the components of other liabilities and accrued expenses as reported in the consolidated balance sheets:

	As of December 31,	
	2024	**2023**
Accounts payable and accrued expenses	$ 83,287	$ 114,568
Loans eligible for repurchase liability	56,279	32,183
Deferred tax liabilities, net	170,802	139,845
Operating lease liabilities [(1)]	36,588	40,403
Commissions payable	7,066	36,728
Derivative liabilities	11,127	4,503
Due to broker/trustee	2,693	17,054
Other	40,083	18,460
Total other liabilities and accrued expenses	$ 407,925	$ 403,744

(1) See Note (21) Commitments and Contingencies for additional information.

(16) Other Revenue and Other Expenses

Other Revenue

The following table presents the components of other revenue as reported in the consolidated statement of operations.

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Other investment income [(1)]	$ 25,873	$ 24,263	$ 53,660
Financing interest income	18,163	16,035	12,290
Other [(2)]	22,766	18,605	10,235
Total other revenue	$ 66,802	$ 58,903	$ 76,185

(1) See Note (6) Investments for the components of Other investment income.

(2) Includes $21,604, $15,654 and $5,269 for the years ended December 31, 2024, 2023 and 2022, respectively, related to Insurance.

Other Expenses

The following table presents the components of other expenses as reported in the consolidated statement of operations:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
General and administrative	$ 42,587	$ 38,086	$ 26,216
Professional fees	30,261	28,292	26,614
Premium taxes	16,333	19,137	22,362
Mortgage origination expenses	13,208	12,248	17,540
Rent and related	16,572	15,871	17,635
Other	26,292	17,284	22,213
Total other expenses	$ 145,253	$ 130,918	$ 132,580

(in thousands, except share data)

(17) Stockholders' Equity

Stock Repurchases

The Board of Directors authorized the Company to make repurchases of up to $20,000 of shares of the Company's outstanding common stock in the aggregate, at the discretion of the Company's Executive Committee. There were no shares repurchased during the year ended December 31, 2024. As of December 31, 2024, the remaining repurchase authorization was $11,945.

Tiptree Warrants

In the year ended December 31, 2022, warrants were exercised for 1,999,989 shares of Tiptree common stock, with 1,979,325 warrants exercised for $13,724 in cash, and 20,664 exercised cashless. As of December 31, 2024 and 2023, there were no warrants for shares of Tiptree common stock outstanding.

Dividends

The Company declared cash dividends per share for the following periods presented below:

	Dividends per share for the For the Year Ended December 31,		
	2024	2023	2022
First quarter	$ 0.06	$ 0.05	$ 0.04
Second quarter	0.06	0.05	0.04
Third quarter	0.06	0.05	0.04
Fourth quarter (1)	0.31	0.05	0.04
Total cash dividends declared	$ 0.49	$ 0.20	$ 0.16

(1) Includes a special dividend of $0.25 for the year ended December 31, 2024.

Fortegra Non-Controlling Interests

On June 21, 2022, the Company closed the WP Transaction. On that date, Fortegra converted to a Delaware corporation and Warburg made a $200,000 investment in Fortegra in exchange for Fortegra Common Stock, Fortegra Preferred Stock, Fortegra Warrants and Fortegra Additional Warrants. Also, in connection with the closing of the WP Transaction, Tiptree was issued Fortegra Additional Warrants, and management's interests in LOTS Intermediate were exchanged for interests in Fortegra. As a result of the WP Transaction, for the year ended December 31, 2022, the Company recorded an increase of $167,008 to total stockholders' equity of which $48,285 impacted Tiptree Inc. stockholders' equity and $118,723 impacted non-controlling interests. Of the increase to Tiptree Inc. stockholders' equity, $41,092 impacted additional paid in capital and $7,193 impacted accumulated other comprehensive income (loss). Additionally, the Company recognized $9,059 of net income attributable to non-controlling interests during the year ended December 31, 2022 due to the increase in non-controlling interest.

In March and April 2024, Tiptree, Warburg and Fortegra independent directors contributed $30,044, $9,889 and $67, respectively, to Fortegra in exchange for Fortegra Common Stock. As of December 31, 2024, Fortegra was owned approximately 79.1% by Tiptree Holdings, 17.7% by Warburg and 3.2% by management and directors of Fortegra before giving effect to the exercise of outstanding warrants and management options and the conversion of outstanding preferred stock.

Fortegra Preferred Stock

The face amount of the Fortegra Preferred Stock is $80,000. Dividends are cumulative and accrue at a rate of 8% per annum, compounding quarterly. Any quarterly dividend may be paid in cash, at Fortegra's option. For the years ended December 31, 2024 and 2023, cash dividends declared were $6,418 and $6,400, respectively.

(in thousands, except share data)

Warburg has the option to convert, at any time, its shares of Fortegra Preferred Stock into shares of Fortegra Common Stock at an initial conversion premium of 33% to Warburg's initial investment valuation (the "Fortegra Preferred Stock Conversion Price"). The Fortegra Preferred Stock Conversion Price is adjusted for any Fortegra Common Stock splits, dividends, extraordinary dividends and similar transactions. All of the Fortegra Preferred Stock will automatically convert into shares of Fortegra Common Stock at the Fortegra Preferred Stock Conversion Price upon the closing of a qualifying initial public offering, subject to a five year make-whole provision. Upon conversion, the Fortegra Preferred Stock would result in Warburg owning an additional 6.3% interest in Fortegra, for a total as converted ownership of 24.0% (including its ownership of Fortegra Common Stock).

Fortegra Warrants

The Fortegra Warrants have a seven-year term and an exercise premium of 33% to Warburg's initial investment valuation (the "Fortegra Warrant Exercise Price"). The Fortegra Warrant Exercise Price will be reduced by any Fortegra Common Stock cash dividends made by Fortegra and adjusted for stock splits, common stock dividends, extraordinary dividends and similar transactions. The Fortegra Warrants, if exercised with cash, would result in Warburg owning an additional 3.7% interest in Fortegra.

Fortegra Additional Warrants

The Fortegra Additional Warrants issued to both Warburg and Tiptree have a seven-year term and an exercise price of $0.01 per share of Fortegra Common Stock. The Fortegra Additional Warrants issued to Warburg will be forfeited based on Warburg achieving an all-in return on its investment in excess of 23%, as measured primarily by Fortegra's Common Stock price. The Fortegra Additional Warrants issued to Warburg are classified as liabilities, at fair value. The Fortegra Additional Warrants issued to Tiptree will vest based on Warburg achieving an all-in return on its investment in excess of 30%, as measured primarily by Fortegra's Common Stock price. The number of shares of Fortegra Common Stock issuable to Warburg or Tiptree with respect to the Fortegra Additional Warrants is subject to adjustment for Fortegra Common Stock splits, stock or cash dividends and similar transactions. The Fortegra Additional Warrants are exercisable from the earlier of a transaction that results in Warburg having sold 50% of its Fortegra Common Stock or the fifth anniversary of the closing date. The maximum number of shares issued to Warburg or Tiptree, if exercised with cash, would be an additional 1.7% interest in Fortegra on an as converted basis (including its ownership of Fortegra Common and Preferred Stock).

The following table presents the components of non-controlling interests as reported in the consolidated balance sheets:

	As of December 31,	
	2024	2023
Fortegra preferred interests	$ 77,679	$ 77,679
Fortegra common interests	121,394	82,020
Total non-controlling interests	$ 199,073	$ 159,699

Statutory Reporting and Insurance Company Subsidiaries Dividend Restrictions

The Company's U.S. insurance subsidiaries prepare financial statements in accordance with Statutory Accounting Principles (SAP) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules.

Statutory Capital and Surplus

The Company's insurance company subsidiaries must maintain minimum amounts of statutory capital and surplus as required by regulatory authorities, including the NAIC; their capital and surplus levels exceeded respective minimum requirements as of December 31, 2024 and 2023.

	As of December 31,	
	2024	2023
Combined statutory capital and surplus of the Company's insurance company subsidiaries	$ 630,653	$ 454,540
Required minimum statutory capital and surplus	$ 92,750	$ 75,750

(in thousands, except share data)

Under the NAIC Risk-Based Capital Act of 1995, a company's Risk-Based Capital (RBC) is calculated by applying certain risk factors to various asset, claim and reserve items. If a company's adjusted surplus falls below calculated RBC thresholds, regulatory intervention or oversight is required. The Company's U.S. domiciled insurance company subsidiaries' RBC levels, as calculated in accordance with the NAIC's RBC instructions, exceeded all RBC thresholds as of December 31, 2024 and 2023.

The following table presents the statutory net income of the Company's U.S. domiciled statutory insurance companies for the following periods:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Net income of statutory insurance companies	$ 91,995	$ 47,384	$ 12,964

The Company also has a foreign insurance subsidiary that is not subject to SAP. The statutory capital and surplus amounts and statutory net income presented above do not include the foreign insurance subsidiary in accordance with SAP.

Statutory Dividends

The Company's U.S. domiciled insurance company subsidiaries may pay dividends to the Company, subject to statutory restrictions. Payments in excess of statutory restrictions (extraordinary dividends) to the Company are permitted only with prior approval of the insurance department of the applicable state of domicile. The Company eliminates all dividends from its subsidiaries in the consolidated financial statements.

The following table presents the dividends paid to the Company by its U.S domiciled insurance company subsidiaries and the combined amount available for ordinary dividends of the Company's U.S. domiciled insurance company subsidiaries for the following periods:

	For the Year Ended December 31,	
	2024	**2023**
Ordinary dividends	$ 5,000	$ 27,114
Total dividends	$ 5,000	$ 27,114

	As of	
	December 31, 2024	**December 31, 2023**
Amount available for ordinary dividends of the Company's insurance company subsidiaries	$ 78,614	$ 24,327

At December 31, 2024, the maximum amount of dividends that our U.S. domiciled insurance company subsidiaries could pay under applicable laws and regulations without regulatory approval was approximately $78,614. The Company may seek regulatory approval to pay dividends in excess of this permitted amount, but there can be no assurance that the Company would receive regulatory approval if sought.

(in thousands, except share data)

(18) Accumulated Other Comprehensive Income (Loss) (AOCI)

The following table presents the activity of AFS securities in AOCI, net of tax, for the following periods:

	Unrealized gains (losses) on available for sale securities	Foreign currency translation adjustment	Total AOCI	Amount attributable to non-controlling interests	Total AOCI to Tiptree Inc.
Balance at December 31, 2022	$ (43,043)	$ (7,311)	$ (50,354)	$ 10,925	$ (39,429)
Other comprehensive income (losses) before reclassifications	8,716	7,213	15,929	(4,755)	11,174
Amounts reclassified from AOCI	2,182	—	2,182	—	2,182
OCI	10,898	7,213	18,111	(4,755)	13,356
Balance at December 31, 2023	$ (32,145)	$ (98)	$ (32,243)	$ 6,170	$ (26,073)
Other comprehensive income (losses) before reclassifications	(437)	(2,431)	(2,868)	875	(1,993)
Amounts reclassified from AOCI	316	—	316	—	316
OCI	(121)	(2,431)	(2,552)	875	(1,677)
Balance at December 31, 2024	$ (32,266)	$ (2,529)	$ (34,795)	$ 7,045	$ (27,750)

The following table presents the reclassification adjustments out of AOCI included in net income and the impacted line items on the consolidated statement of operations for the following periods:

	For the Year Ended December 31,			
Components of AOCI	**2024**	**2023**	**2022**	**Affected line item in consolidated statements of operations**
Unrealized gains (losses) on available for sale securities	$ (494)	$ (2,812)	$ 1,359	Net realized and unrealized gains (losses)
Related tax (expense) benefit	178	630	(516)	Provision for income tax
Net of tax	$ (316)	$ (2,182)	$ 843	

(19) Stock Based Compensation

Tiptree Equity Plans

The table below summarizes changes to the issuances under the Company's 2017 Omnibus Incentive Equity Plan for the periods indicated, excluding awards granted under the Company's subsidiary incentive plans that are exchangeable for Tiptree common stock:

2017 Equity Plan	Number of shares
Available for issuance as of December 31, 2021	2,344,814
RSU, stock and option awards granted	(247,093)
Forfeited	5,276
Amendment to 2017 Equity Plan	4,000,000
PRSU awards granted	(3,616,667)
Exchanged for vested subsidiary awards	(114,353)
Available for issuance as of December 31, 2022	2,371,977
RSU, stock and option awards granted	(111,427)
Available for issuance as of December 31, 2023	2,260,550
RSU, stock and option awards granted	(95,170)
Forfeited	12,437
PRSU awards granted	(1,420,833)
Available for issuance as of December 31, 2024	756,984

(in thousands, except share data)

Restricted Stock Units (RSUs) and Stock Awards

The Company values RSUs at their grant-date fair value as measured by Tiptree's common stock price. Generally, the Tiptree RSUs vest and become non-forfeitable either (i) after the third anniversary, or (ii) with respect to one-third of Tiptree shares granted on each of the first, second and third year anniversaries of the grant date. RSU awards are expensed using the straight-line method over the requisite service period. The RSUs include a retirement provision and are amortized over the lesser of the service condition or expected retirement date. Stock awards issued as director compensation are deemed to be granted and immediately vested upon issuance.

The following table presents changes to the issuances of RSUs under the 2017 Omnibus Incentive Equity Plan for the periods indicated:

	Number of shares issuable	Weighted average grant date fair value
Unvested units as of December 31, 2021	599,012	$ 6.59
Granted	247,093	12.83
Vested	(339,822)	7.13
Forfeited	(5,276)	10.10
Unvested units as of December 31, 2022	501,007	$ 9.63
Granted	111,427	16.09
Vested	(359,203)	8.38
Unvested units as of December 31, 2023	253,231	$ 14.25
Granted	95,170	16.37
Vested	(48,280)	14.76
Forfeited	(12,437)	16.66
Unvested units as of December 31, 2024 [(1)]	287,684	$ 15.22

(1) Includes 139,888, 76,930 and 70,866 shares that vest in 2025, 2026 and 2027, respectively.

The following tables present the detail of the granted and vested RSUs for the periods indicated:

	For the Year Ended December 31,		
Granted	**2024**	**2023**	**2022**
Directors	16,810	29,553	39,517
Employees	78,360	81,874	207,576
Total Granted	95,170	111,427	247,093

	For the Year Ended December 31,		
Vested	**2024**	**2023**	**2022**
Directors	16,810	29,553	39,517
Employees	31,470	329,650	300,305
Total Vested	48,280	359,203	339,822
Taxes	(11,395)	(43,322)	(47,274)
Net Vested	36,885	315,881	292,548

Tiptree Senior Management Incentive Plan

On August 4, 2021, a total of 3,500,000 Performance Restricted Stock Units (PRSUs) were awarded to members of the Company's senior management. An additional 350,000 PRSUs were awarded on October 14, 2022. The PRSUs have a 10-year term and are subject to the recipient's continuous service and a market requirement. A portion of the PRSUs will generally vest upon the achievement of each of five Tiptree share price target milestones ranging from $15 to $60, adjusted for dividends paid, within five pre-established determination periods (subject to a catch-up vesting mechanism) occurring on the second, fourth, sixth, eighth and tenth anniversaries of the grant date. In November 2021 and October 2024, the first and second tranches of the PRSUs vested, resulting in a net issuance of 215,583 and 462,766 shares, respectively, of Tiptree common stock.

(in thousands, except share data)

On January 1, 2024, Tiptree granted 1,420,833 PRSUs to members of the Company's senior management. The PRSUs will generally vest upon achievement of a $70 Tiptree share price target (adjusted for dividends paid) prior to the tenth anniversary of the date of grant, subject to the Grantee's continued employment with Tiptree.

As of December 31, 2024, 4,520,833 PRSUs were unvested. The below table illustrates the aggregate number of PRSUs that will vest upon the achievement of each Tiptree share price target. Such price targets are adjusted down for cumulative dividends paid by the Company since grant (e.g., the next share price target is $29.07 as adjusted for cumulative dividends paid to date).

Original Tiptree Share Price Target	Number of PRSUs that Vest
$30	775,000
$45	1,033,333
$60	1,291,667
$70	1,420,833

Upon vesting, the Company will issue shares, or if shares are not available under the 2017 Equity Plan, then the Company may in its sole discretion instead deliver cash equal to the fair market value of the underlying shares. The fair value of the PRSUs was estimated using a Black-Scholes-Merton option pricing formula embedded within a Monte Carlo model used to simulate the future stock prices of the Company, which assumes that the market requirement is achieved. The historical volatility was computed based on historical daily returns of the Company's stock price simulated over the performance period using a lookback period of 10 years. The valuation was done under a risk-neutral framework using the 10-year zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the reporting date. The quarterly dividend rates in effect as of the reporting date are used to calculate a spot dividend yield for use in the model.

The following table presents the assumptions used to measure the fair value of the PRSUs as of the respective grant date, or June 7, 2022, when the original tranches were converted to equity awards.

Valuation Input	June 2022	October 2022	January 2024
Historical volatility	38.75%	39.23%	39.10%
Risk-free rate	3.04%	3.95%	3.80%
Dividend yield	1.45%	1.44%	1.05%
Cost of equity	11.72%	14.19%	13.65%
Expected term (years)	6.0	5.9	5.5

Stock Option Awards

Between 2016 and 2020, option awards were granted to the Executive Committee with an exercise price equal to the fair market value of our common stock on the date of grant. The option awards have a 10-year term and are subject to the recipient's continuous service, a market requirement, and vest one third on each of the three, four, and five-year anniversaries of the grant date. As of December 31, 2024, the market requirement for all outstanding options has been achieved. There were no stock option awards granted from 2021 to December 31, 2024.

The following table presents the Company's stock option activity for the current period:

	Options outstanding	Weighted average exercise price (in dollars per stock option)	Weighted average grant date value (in dollars per stock option)	Options exercisable
Balance, December 31, 2023	1,583,873	$ 6.51	$ 2.25	1,225,083
Balance, December 31, 2024	1,583,873	$ 6.51	$ 2.25	1,442,114
Weighted average remaining contractual term at December 31, 2024 (in years)	3.2			

(in thousands, except share data)

Subsidiary Equity Plans

Certain of the Company's subsidiaries have established incentive plans under which they are authorized to issue equity of those subsidiaries to certain of their employees. Such awards are accounted for as equity unless otherwise noted. These awards are subject to performance-vesting criteria based on the performance of the subsidiary (performance vesting awards) and time-vesting subject to continued employment (time vesting awards). The Company has the option, but not the obligation to settle the exchange right in cash.

Fortegra Equity Incentive Plan

Fortegra adopted the 2022 Equity Incentive Plan ("Fortegra Plan") on June 21, 2022, and further amended on January 18, 2024, which permits the grant of RSUs, stock based awards and options up to 11.0% of Fortegra Common Stock (assuming conversion of the Fortegra Preferred Stock), of which the substantial majority is expected to be delivered in options. The general purpose of the Fortegra Plan is to attract, motivate and retain selected employees of Fortegra, to provide them with incentives and rewards for performance and to better align their interests with those of Fortegra's stockholders. Unless otherwise extended, the Fortegra Plan terminates automatically on June 21, 2032. The awards under the Fortegra Plan are not exchangeable for Tiptree common stock.

As of December 31, 2024, unvested time vesting RSUs represented 0.2% and unvested time and performance vesting options represented 4.0% of Fortegra Common Stock (in each case, assuming conversion of the Fortegra Preferred Stock). The RSUs include a retirement provision and are amortized over the lesser of the service condition or expected retirement date. The time vested options vest in equal parts over five years with the first tranche vested and exercised in 2024. The performance vested options vest based on specific internal rate of return targets determined at the time of a change of control of Fortegra or sale by Warburg of more than 50% of its Fortegra securities (on an as converted basis) acquired in 2022. A majority of these time and performance options must be exercised in the calendar year they vest and shall be deemed automatically exercised if not otherwise done so by December 31 of the calendar year in which they vest. The fair value option grants were estimated on the date of grant using a Black-Scholes Merton option pricing formula embedded within a Monte Carlo model used to simulate the future value of Fortegra Common Stock, which assumes the market requirement is achieved. Key assumptions used in the model were a historical volatility of 45.0%, a risk free rate of 3.7%, no dividend yield and an expected term of 4.2 years.

In May 2023, Fortegra granted time vesting RSUs equal to approximately 0.1% of Fortegra Common Stock (assuming conversion of the Fortegra Preferred Stock). The RSUs include a retirement provision and are amortized over the lesser of the service condition or expected retirement date.

In 2023, Fortegra granted performance based restricted stock units (Fortegra PRSUs) that vest based on the achievement of specified gross written premium volume targets and underwriting ratios for selected specialty insurance lines written in 2024. Upon vesting, the Fortegra PRSUs entitle recipients to participate in an aggregate pool of between $5,000 and $20,000 payable in shares of Fortegra. The Fortegra PRSUs are accounted for as liability awards and were unvested as of December 31, 2024.

(in thousands, except share data)

The following table presents changes to the issuances of subsidiary awards under the subsidiary incentive plans for the periods indicated:

	Grant date fair value of equity shares issuable
Unvested balance as of December 31, 2021	$ 2,234
Granted	282
Vested	(1,124)
Performance assumption adjustment	95
Unvested balance as of December 31, 2022	$ 1,487
Granted	19,930
Vested	(808)
Unvested balance as of December 31, 2023	$ 20,609
Granted	2,193
Vested	(3,062)
Forfeiture	(830)
Performance assumption adjustment	202
Unvested balance as of December 31, 2024	$ 19,112

Stock Based Compensation Expense

The following table presents total stock based compensation expense and the related income tax benefit recognized on the consolidated statements of operations:

	For the Year Ended December 31,		
	2024	2023	2022
Employee compensation and benefits	$ 17,446	$ 7,866	$ 9,219
Director compensation	275	409	469
Income tax benefit	(3,721)	(1,738)	(2,034)
Net stock based compensation expense	$ 14,000	$ 6,537	$ 7,654

Additional information on total non-vested stock based compensation is as follows:

	As of December 31, 2024		
	Subsidiary Stock options	Restricted stock awards and RSUs	Performance Restricted Stock Units
Unrecognized compensation cost related to non-vested awards [(1)]	$ 15,173	$ 1,106	$ 14,223
Weighted - average recognition period (in years)	1.8	0.6	1.3

(1) Includes unrecognized compensation cost of $15,173 related to stock options, $428 related to RSUs, and $2,848 related to PRSUs at The Fortegra Group.

(in thousands, except share data)

(20) Income Taxes

The following table presents the Company's provision (benefit) for income taxes reflected as a component of income (loss):

	For the Year Ended December 31,		
	2024	2023	2022
Current provision (benefit) for income taxes:			
Federal	$ 26,192	$ 2,118	$ 250
State	1,288	940	1,612
Foreign	3,031	2,974	1,041
Total current provision (benefit) for income taxes	30,511	6,032	2,903
Deferred provision (benefit) for income taxes:			
Federal	29,020	38,126	39,983
State	2,438	(1,446)	7,155
Foreign	(317)	344	409
Total deferred provision (benefit) for income taxes	31,141	37,024	47,547
Total provision (benefit) for income taxes	$ 61,652	$ 43,056	$ 50,450

On June 21, 2022, the WP Transaction was completed, in which Warburg invested $200,000 in Tiptree's insurance subsidiary, Fortegra. The WP Transaction, along with Fortegra management's ownership, reduced Tiptree's ownership in Fortegra below 80% such that, while still consolidated for GAAP financial reporting purposes, Fortegra will no longer be included in the consolidated tax return group with Tiptree. Tiptree recorded deferred tax liabilities related to the basis difference in Tiptree's investment in Fortegra as of December 31, 2022. This deferred tax liability represents the tax that would be due, before consideration of loss carryforwards, if Tiptree were to sell any of its Fortegra stock at its carrying value on the Company's balance sheet. The deferred tax liability as of December 31, 2022 relating to the WP Transaction was $39,970, of which $14,064 was recorded directly in stockholders' equity, a benefit of $2,424 in other comprehensive income and $28,330 as a provision for income taxes in the consolidated statements of operations for the year ended December 31, 2022. Additional one time impacts from the transaction caused $4,803 of expense, leading to $33,133 of expense in the statement of operations.

For the year ended December 31, 2024, the deferred tax liability relating to Fortegra was $84,702, an increase of $23,028, of which $478 of benefit was recorded in OCI, and $23,506 expense was recorded as a provision for income taxes.

Excluding the impact of these deferred taxes, the effective tax rates for the years ended December 31, 2024 and 2023, were 25.5% and 28.8%, respectively.

The U.S. federal rate is before the consideration of rate reconciling items. A reconciliation of the expected federal provision (benefit) for income taxes on income using the federal statutory income tax rate to the actual provision (benefit) for income taxes and resulting effective income tax rate is as follows for the periods indicated below:

TIPTREE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2024
(in thousands, except share data)

	For the Year Ended December 31,		
	2024	2023	2022
Income (loss) before income taxes	$ 149,319	$ 83,053	$ 54,011
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
Expected federal provision (benefit) for income taxes at the federal statutory income tax rate	31,357	17,441	11,342
Effect of state provision (benefit) for income taxes, net of federal benefit	(913)	(1,971)	2,034
Effect of non-deductible compensation	3,470	3,376	3,292
Effect of tax deconsolidation of subsidiaries	23,506	19,101	33,133
Effect of change in valuation allowance	2,406	518	3,285
Effect of foreign operations	(271)	2,743	(18)
Effect of stock-based compensation	(196)	(233)	(556)
Effect of return-to-accrual	500	1,580	(509)
Effect of other items	1,793	501	(1,553)
Tax (benefit) on income	$ 61,652	$ 43,056	$ 50,450
Effective tax rate	41.3 %	51.8 %	93.4 %

For the year ended December 31, 2024, the Company's effective tax rate on income was equal to 41.3%. The effective tax rate for the year ended December 31, 2024 is higher than the U.S. statutory income tax rate of 21.0% primarily from the impact of the tax deconsolidation of Fortegra and non-deductible compensation.

For the year ended December 31, 2023, the Company's effective tax rate on income was equal to 51.8%. The effective tax rate for the year ended December 31, 2023 is higher than the U.S. statutory income tax rate of 21.0% primarily from the impact of the tax deconsolidation of Fortegra and non-deductible compensation.

For the year ended December 31, 2022, the Company's effective tax rate on losses was equal to 93.4%. The effective tax rate for the year ended December 31, 2022 is higher than the U.S. statutory income tax rate of 21.0% primarily from the impact of the tax deconsolidation of Fortegra and non-deductible compensation.

The table below presents the components of the Company's net deferred tax assets and liabilities as of the respective balance sheet dates:

(in thousands, except share data)

	As of December 31,	
	2024	2023
Deferred tax assets:		
Loss carryforwards	$ 50,164	$ 30,834
Unrealized losses	10,426	28,926
Accrued expenses	2,605	2,041
Unearned premiums	57,294	61,112
Deferred revenue	16,900	15,655
Claims reserve	9,886	6,351
Lease liability	9,313	8,357
Other deferred tax assets	3,713	3,311
Total deferred tax assets	160,301	156,587
Less: Valuation allowance	(14,772)	(12,366)
Total net deferred tax assets	145,529	144,221
Deferred tax liabilities:		
Property	2,831	3,266
Unrealized gains	10,477	9,648
Other deferred tax liabilities	114	246
Deferred acquisition cost	133,794	135,628
Advanced commissions	59,522	48,975
Right of use asset	7,100	6,236
Intangibles	17,397	18,394
Investment in Fortegra	84,702	61,673
Total deferred tax liabilities	315,937	284,066
Net deferred tax liability	$ 170,408	$ 139,845

As of January 2016, Tiptree established a U.S. federal consolidated income tax group and filed on a consolidated basis, with limited exceptions. As of June 2022, Fortegra and its subsidiaries are no longer part of Tiptree's consolidated income tax group and formed their own tax consolidation group. Tiptree's consolidated group, and certain subsidiaries on a separate basis, filed returns in various state jurisdictions, and as such may have state tax obligations. Additionally, as needed the Company will take all necessary steps to comply with any income tax withholding requirements.

As of December 31, 2024, the Company had total U.S. federal net operating loss (NOL) and capital loss carryforwards of $134,517. The following table presents the U.S. federal NOLs and capital loss carryforwards by tax year of expiration:

Tax Year of Expiration	As of December 31, 2024
2025	$ —
2026	—
2027	2,290
2028	10,553
2029	84,292
Indefinite	37,382
Total [(1)]	$ 134,517

(1) $21,258 of the loss carryforwards reside at Fortegra, outside of the Tiptree consolidated tax group.

In addition to the U.S. federal NOL, Tiptree and its subsidiaries have NOLs and capital loss carryforwards in various state jurisdictions totaling $21,565 as of December 31, 2024. Valuation allowances of $14,772 have been established for primarily state deferred tax assets, which are primarily state NOLs, since management has concluded it is more likely than not they will expire unutilized based on existing positive and negative evidence. Management believes it is more likely than not the remaining NOLs and deferred tax assets will be utilized prior to their expiration dates.

(in thousands, except share data)

As of December 31, 2024, the consolidated valuation allowance for the Company was $14,772. In 2024, the Company recorded a net increase in its valuation allowances equal to $2,406, compared to a net increase in its valuation allowance of $518 in 2023.

As of December 31, 2024 and 2023, the Company had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2015 and onward are open for examination as of December 31, 2024.

On April 15, 2024, the Company sold its 16.98 million shares of Invesque for $625 of proceeds resulting in a capital loss for tax purposes of approximately $106,768.

The Organization for Economic Cooperation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax rate of 15%, commonly referred to as Pillar Two. Many aspects of Pillar Two are effective beginning calendar year 2024 and other aspects will be effective beginning in calendar year 2025. While it is uncertain whether the U.S. will adopt Pillar Two, certain countries in which the Company operates have adopted legislation and other countries are in the process of introducing legislation to implement Pillar Two. We continue to expect Pillar Two not to have a material impact on the Company, and we regularly monitor the additional guidance the OECD releases and the legislation that countries are implementing.

(21) Commitments and Contingencies

Operating Leases

All leases are office space leases and are classified as operating leases that expire through 2033. Some of our office leases include the option to extend for up to 5 years or less at management's discretion. Such extension options were not included in the measurement of the lease liability.

Below is a summary of our right of use asset and lease liability as of December 31, 2024:

	As of December 31, 2024
Right of use asset - Operating leases	$27,816
Operating lease liability	$36,588
Weighted-average remaining lease term (years)	6.2
Weighted-average discount rate (1)	8.02%

(1) Discount rate was determined by applying available market rates to lease obligations based upon their term.

As of December 31, 2024, the approximate aggregate minimum future lease payments required for our lease liability over the remaining lease periods are as follows:

	As of December 31, 2024
2025	$ 10,241
2026	9,595
2027	7,748
2028	7,280
2029	6,014
2030 and thereafter	11,193
Total minimum payments	52,071
Less: present value adjustment	15,483
Total	$ 36,588

The following table presents rent expense for the Company's office leases recorded in other expenses on the consolidated statements of operations for the following periods:

(in thousands, except share data)

	For the Year Ended December 31,		
	2024	2023	2022
Rent expense for office leases (1)	$ 7,815	$ 7,951	$ 9,301

(1) Includes lease expense of $0, $0 and $202 for the years ended December 31, 2024, 2023 and 2022, respectively, for assets classified as held for sale for the periods prior to July 1, 2022.

The Company entered into a sublease of their former corporate office space in December 2022. As a result of the sublease, future lease payments will be offset by $1,842 annually from July 2023 through and August 2029.

Litigation

The Company is a defendant in Mullins v. Southern Financial Life Insurance Co., a class action filed in February 2006, in Pike County Circuit Court in the Commonwealth of Kentucky on behalf of Kentucky consumers that purchased certain credit life and disability insurance coverage between 1997-2007. The action alleges violations of the Kentucky Consumer Protection Act (“KCPA”) and certain insurance statutes, common law fraud and breach of contract and the covenant of good faith and fair dealing. The plaintiffs seek compensatory and punitive damages, attorneys’ fees and interest.

Two classes were certified in June 2010: Subclass A includes class members who suffered a disability during the coverage period but allegedly received less than full disability benefits; Subclass B includes all class members whose loan termination date extended beyond the termination date of the credit disability coverage period.

In a series of orders issued in October 2022 on competing motions for partial summary judgment, the court found in favor of the plaintiffs as to the Subclass A breach of contract claim (the Subclass A Order) and, as to Subclass B, found that the Company was unjustly enriched to the extent the premium it collected exceeded the proportion of the premium for which the Company provided benefits coverage (the Subclass B Order). The court found in favor of the Company as to the plaintiffs’ claims for common law fraud and violation of Kentucky’s insurance statutes and ordered the plaintiffs’ Motion for Sanctions for Spoliation of Evidence held in abeyance. The Company has appealed the Subclass A Order and Subclass B Order and all interlocutory orders made final by entry of the Subclass A Order and Subclass B Order.

In December 2022, the court dismissed the plaintiffs’ KCPA claims as to both Subclass A Order and Subclass B Order. The court also dismissed the plaintiffs’ breach of covenant of good faith and fair dealing claim as to Subclass B Order but declined to dismiss such claim as to Subclass A Order pending resolution of the Company’s appeal. The trial, previously scheduled for December 2023 has been remanded while the matter is on appeal.

The Company considers such litigation customary in the insurance industry. In management's opinion, based on information available at this time, the ultimate resolution of such litigation, which it is vigorously defending, should not be materially adverse to the financial position of the Company. It should be noted that large punitive damage awards, bearing little relation to actual damages sustained by plaintiffs, have been awarded in certain states against other companies in the credit insurance business. At this time, the Company cannot estimate a range of loss that is reasonably possible.

The Company and its subsidiaries are parties to other legal proceedings in the ordinary course of business. Although the Company’s legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on the Company’s financial position.

(22) Earnings Per Share

The Company calculates basic net income per share of common stock (common share) based on the weighted average number of common shares outstanding, which includes vested corporate RSUs. Unvested corporate RSUs have a non-forfeitable right to participate in dividends declared and paid on the Company’s common stock on an as vested basis and are therefore considered a participating security. The Company calculates basic earnings per share using the “two-class” method under which the income available to common stockholders is allocated to the unvested corporate RSUs.

Diluted net income attributable to common stockholders includes the effect of unvested subsidiaries’ RSUs, when dilutive. The assumed exercise of all potentially dilutive instruments is included in the diluted net income per common share calculation, if dilutive.

(in thousands, except share data)

The following table presents a reconciliation of basic and diluted net income per common share for the following periods:

	For the Year Ended December 31,		
	2024	2023	2022
Net income (loss)	$ 87,667	$ 39,997	$ 3,561
Less:			
Net income (loss) attributable to non-controlling interests	34,300	26,046	11,835
Net income allocated to participating securities	422	100	—
Net income (loss) attributable to Tiptree Inc. common shares - basic	52,945	13,851	(8,274)
Effect of Dilutive Securities:			
Securities of subsidiaries	(3,665)	(1,298)	—
Net income (loss) attributable to Tiptree Inc. common shares - diluted	$ 49,280	$ 12,553	$ (8,274)
Weighted average number of shares of common stock outstanding - basic	36,872,706	36,693,204	35,531,149
Weighted average number of incremental shares of common stock issuable from exchangeable interests and contingent considerations	1,054,086	925,891	—
Weighted average number of shares of common stock outstanding - diluted	37,926,792	37,619,095	35,531,149
Basic net income (loss) attributable to common shares	$ 1.44	$ 0.38	$ (0.23)
Diluted net income (loss) attributable to common shares	$ 1.30	$ 0.33	$ (0.23)

(23) Related Party Transactions

Tiptree Advisors is a related party of the Company because Tiptree Advisors is deemed to be controlled by Michael Barnes, the Company's Executive Chairman. Tiptree Advisors manages investment portfolio accounts of Fortegra and certain of its subsidiaries under an investment advisory agreement (the IAA). The Company is invested in funds managed by Tiptree Advisors. The Company incurred $6,675, $5,206 and $3,808 of management and incentive fees for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, the Company's percentage of profits interest in Tiptree Advisors was 41.8%. As of January 1, 2025, the Company's percentage interest will increase to 52.0%.

Pursuant to the Transition Services Agreement, the Company and Tiptree Advisors have mutually agreed to provide certain services to one another. Payments under the Transition Services Agreement in the years ended December 31, 2024 and 2023 were not material.

Pursuant to a Partner Emeritus Agreement, the Company agreed to provide Mr. Inayatullah, a greater than 5% stockholder of the Company, support services and reimburse Mr. Inayatullah for a portion of benefit expenses in exchange for advice and other consulting services as requested by the Company's Executive Committee. Transactions related to the Partner Emeritus Agreement in the years ended December 31, 2024 and 2023 were not material.

(24) Subsequent Events

On February 25, 2025, the Company's board of directors declared a quarterly cash dividend of $0.06 per share to holders of common stock with a record date of March 10, 2025, and a payment date of March 17, 2025.

As of December 31, 2024, and through the date of this report, the Company is aware of the California wildfires which will likely be covered events. Based on subsequent period estimates, the Company does not believe incurred losses related to these events will have a material impact on its future results. A firm estimate of the impact from such covered events cannot be made prior to issuance of this report.

On February 7, 2025, Tiptree Holdings LLC, ("Borrower") entered into a Credit Agreement, dated as of February 7, 2025, among Tiptree, Borrower, the lenders party thereto from time to time and Fortress Credit Corp. ("Fortress"), as administrative agent, collateral agent and lead arranger (the "Credit Agreement"). Borrower borrowed $75,000 under the Credit Agreement to, among other things, fund working capital and general corporate purposes. The principal of, and all accrued and unpaid interest on, all loans under the Credit Agreement will mature on the third anniversary of the closing date of the Credit Agreement. Loans under the Credit Agreement bear interest at a variable rate per annum equal to SOFR (which adjusted term SOFR is subject to a minimum of 1.00%) plus an applicable margin of 5.25% per annum.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Executive Chairman, Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the Exchange Act) as of December 31, 2024. Based upon that evaluation, the Company's Executive Chairman, Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

The Company is committed to maintaining a strong internal control environment which is accompanied by management's ongoing focus on processes and related controls to achieve accurate and reliable financial reporting. However, all systems of internal control, no matter how well designed, have inherent limitations. Therefore, even those systems deemed to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

If the Company identifies any material weaknesses, the COSO Framework does not allow the Company to conclude that our internal control over financial reporting is effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based upon its assessment, management concluded that the Company's internal control over financial reporting as of December 31, 2024 was effective using the COSO Framework.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements as of and for the year ended December 31, 2024, as stated in their report, included in Item 8 of this Form 10-K, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

(c) Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the twelve months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On November 6, 2024, Neil C. Rifkind, Vice President, General Counsel and Secretary of the Company, entered into a stock trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, providing for a third-party broker to sell up to 16,641 shares of common stock of the Company that Mr. Rifkind currently owns. Shares will be sold under the stock trading plan on the open market over the period of time and in accordance with other parameters set forth in Mr. Rifkind's stock trading plan. Mr. Rifkind's stock trading plan terminates upon the earlier of all the transactions set forth in the plan being executed and February 6, 2026.

Rule 10b5-1 trading plans are permitted under the Company's insider trading policy and other policies, and, to the extent required, transactions under such trading plans will be disclosed publicly through Form 144 and/or Form 4 filings with the Securities and Exchange Commission. Except as may be required by law, the Company does not undertake any obligation to report Rule 10b5-1 plans by officers or directors of the Company in the future, or to report modifications or terminations of any such plans, whether or not any such plans were publicly announced.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning our executive officers is incorporated herein by reference to information included in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

Information with respect to our directors and the nomination process is incorporated herein by reference to information included in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

Information regarding our audit committee and our audit committee financial experts is incorporated herein by reference to information included in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to information included in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

The Company has also adopted a Securities Trading and Regulation FD Policy that governs the purchase, sale, and/or other dispositions of the Company's securities by (i) directors, officers, and affiliates and (ii) the Company that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of the Company's Securities Trading and Regulation FD Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated herein by reference to information included in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to information included in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to such contractual relationships and independence is incorporated herein by reference to the information in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accounting fees and services and pre-approval policies are incorporated herein by reference to information included in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

PART IV
Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Form 10-K:
(a)(1) All Financial Statements

Index to Financial Statements:	Page
Consolidated Balance Sheets as of December 31, 2024 and 2023	F- 5
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022	F- 6
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022	F- 7
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022	F- 8
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	F- 10
Notes to Consolidated Financial Statements	F- 12

(a)(2) Financial Statement Schedules

Schedule II—"Financial Information of Registrant", is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements and notes thereto contained in Item 8—"Financial Statements and Supplementary Data."

All other financial statements and financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instruction, are not material or are not applicable and, therefore, have been omitted.

(a)(3) Exhibits

Exhibit No.	Description
3.1	Fifth Articles of Amendment and Restatement of the Registrant, effective June 6, 2018 (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on June 7, 2018 and herein incorporated by reference).
3.2	Fifth Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on January 25, 2023 and herein incorporated by reference).
3.3	Articles Supplementary of the Registrant, dated December 29, 2014 (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on December 29, 2014 and herein incorporated by reference).
4.1	Form of Certificate of Common Stock (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-A/A (File No. 001-33549), filed on June 7, 2018 and herein incorporated by reference.
4.2	Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934 (previously filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).
10.1	Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Registrant's Form S-8 Registration Statement (File No. 333-218827), filed on June 19, 2017 and herein incorporated by reference).**
10.2	Amendment No. 1 to 2017 Omnibus Incentive Plan (previously filed as Annex A to the Registrant's Proxy Statement for the 2022 Annual Meeting of Shareholders (File No. 001-33549), and herein incorporated by reference).**
10.3	Form of Non-Qualified Stock Option Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 14, 2018 and herein incorporated by reference)**

Exhibit No.	Description
10.4	Form of Non-Qualified Stock Option Agreement under the Registrant's 2017 Omnibus Incentive Plan) (previously filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).**
10.5	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).**
10.6	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).**
10.7	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (2024 Form) (previously filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on February 29, 2024 and herein incorporated by reference).**
10.8	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (2025 Form) filed herewith.**
10.9	Form of Performance Restricted Stock Unit Agreement (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549), filed on August 8, 2022 and herein incorporated by reference).**
10.10	Form of Performance Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (2024 Form) (previously filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on February 29, 2024 and herein incorporated by reference).**
10.11	Form of Indemnification Agreement (previously filed as Exhibit 10.9 to the Registrant's Registration Statement on Form S-11, as amended (File No. 333-141634), filed on June 7, 2007 and herein incorporated by reference).
10.12	Tiptree Inc. 2023 Deferred Compensation Plan (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549), filed on August 2, 2023 and herein incorporated by reference).**
10.13	Amended and Restated Transition Services Agreement between Tricadia Holdings, L.P. and Tiptree Inc., dated as of February 15, 2019 (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on April 22, 2019 and herein incorporated by reference).
10.14	Second Amended and Restated Credit Agreement, dated as of October 21, 2022 by and among Fortegra Financial Corporation, LOTS Intermediate Co. and The Fortegra Group, Inc., as borrowers, the lenders from time to time party thereto, certain of Fortegra's subsidiaries, as guarantors, and Fifth Third Bank, NA, as the administrative agent and issuing lender (previously filed as Exhibit 10.1 to Form 8-K (File No. 001-33549), filed October 25, 2022 and herein incorporated by reference).
10.15	Amended and Restated Credit Agreement dated as of October 6, 2023 by and among South Bay Acceptance Corporation, South Bay Funding LLC, the lenders from time to time party thereto and Fifth Third Bank, National Association as the administrative agent (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on October 11, 2023 and herein incorporated by reference.
10.16	Credit Agreement dated February 7, 2025, by and among Tiptree Inc. as Parent, Tiptree Holdings LLC, as Borrower, Fortress Credit Corp., as Administrative Agent, Collateral Agent and Lead Arranger, and the lenders party thereto (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on February 10, 2025 and herein incorporated by reference).
10.17	Equity Interest Purchase Agreement, dated December 16, 2019, by and among Tiptree Warranty Holdings, LLC and Peter Masi (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on December 17, 2019 and herein incorporated by reference).
10.18	First Amendment to the Equity Interest Purchase Agreement, effective November 3, 2021, by and among Fortegra Warranty Holdings, LLC and Peter Masi (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549) filed on November 3, 2021 and herein incorporated by reference).
10.19	Amendment No. 6 to Partner Emeritus Agreement, effective December 31, 2024, by and between Tiptree Inc. and Arif Inayatullah (filed herewith).

Exhibit No.	Description
10.20	Stockholders Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc. and WP Falcon Aggregator, L.P. (previously filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.21	Warrant to Purchase Common Stock (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.22	Investor Additional Warrants to Purchase Common Stock (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.23	Tiptree Additional Warrants to Purchase Common Stock (previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.24	Certificate of Designation of Series A Preferred Stock (previously filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.25	Registration Rights Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc., WP Falcon Aggregator, L.P. and the other holders set forth therein (previously filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.26	Investment Advisory Agreement by and among Tiptree Inc., The Fortegra Group, LLC and subsidiaries and Tiptree Advisors, LLC (fka Corvid Peak Capital Management, LLC) effective as of May 3, 2021 and July 1, 2021 (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549) filed on August 4, 2021 and herein incorporated by reference).
19	Tiptree Securities Trading and Regulation FD Policy adopted April 4, 2023 (filed herewith).
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Executive Chairman pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97	Policy for Recoupment of Incentive Compensation (previously filed as Exhibit 97 to the Registrant's Annual Report on Form 10-K (File No. 001-33549) filed on February 29, 2024 and herein incorporated by reference).**
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

Exhibit No.	Description
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
104	Cover Page Interactive Data File (embedded within the iXBRL document and included in Exhibit 101).

* Attached as Exhibit 101 to this Annual Report on Form 10-K are the following materials, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets (audited) for December 31, 2024 and 2023, (ii) the Consolidated Statements of Operations (audited) for the years ended December 31, 2024, 2023 and 2022, (iii) the Consolidated Statements of Comprehensive Income (Loss) (audited) for the years ended December 31, 2024, 2023 and 2022, (iv) the Consolidated Statements of Changes in Stockholders' Equity (audited) for the years ended December 31, 2024, 2023 and 2022, (v) the Consolidated Statements of Cash Flows (audited) for the years ended December 31, 2024, 2023 and 2022 and (vi) the Notes to the Consolidated Financial Statements (audited).

** Denotes a management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Tiptree Inc. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiptree Inc.

Date: March 3, 2025   By:/s/ Jonathan Ilany

Jonathan Ilany

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jonathan Ilany Jonathan Ilany	Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2025
/s/ Scott McKinney Scott McKinney	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 3, 2025
/s/ Michael G. Barnes Michael G. Barnes	Executive Chairman and Director	March 3, 2025
/s/ Randy S. Maultsby Randy S. Maultsby	President and Director	March 3, 2025
/s/ Paul M. Friedman Paul M. Friedman	Director	March 3, 2025
/s/ Lesley Goldwasser Lesley Goldwasser	Director	March 3, 2025
/s/ Bradley E. Smith Bradley E. Smith	Director	March 3, 2025
/s/ Dominique Mielle Dominique Mielle	Director	March 3, 2025

Schedule II — Financial Information of Registrant

TIPTREE INC.
PARENT COMPANY ONLY STATEMENTS OF INCOME

(All amounts in thousands)		For the Year Ended December 31,				
		2024		2023		2022
Revenues						
Net realized and unrealized gains (losses)	$	3,818	$	6,126	$	—
Interest income		2,728		4,522		277
Other revenue		220		302		4
Total revenues		**6,766**		**10,950**		**281**
Expenses						
Employee compensation and benefits		28,645		30,115		27,188
Interest expense [1]		580		163		123
Professional fees		4,278		4,511		6,532
Rent and facilities		1,883		2,003		3,126
General and administrative		731		868		755
Depreciation and amortization		1,451		1,327		805
Other expenses		1,414		1,390		1,675
Total expenses		**38,982**		**40,377**		**40,204**
Equity in earnings (losses) of subsidiaries, net of tax [1]		79,371		40,386		24,778
Income (loss) before taxes		**47,155**		**10,959**		**(15,145)**
Less: provision (benefit) for income taxes		(6,212)		(2,992)		(6,871)
Net income (loss) attributable to Tiptree Inc. common stockholders	$	**53,367**	$	**13,951**	$	**(8,274)**

[1] Eliminated in consolidation.

TIPTREE INC.
PARENT COMPANY ONLY BALANCE SHEETS

(All amounts in thousands, except share data)		As of December 31,		
		2024		2023
Assets				
Investment in subsidiaries [1]	$	412,094	$	304,866
Cash and cash equivalents		18,642		45,098
Available for sale securities, at fair value		10,872		30,475
Equity securities		4,152		37,753
Notes and accounts receivable, net		1,542		2,124
Income taxes receivable		500		304
Deferred tax assets		27,570		22,636
Right of use assets - operating leases		10,108		12,021
Other assets		10,557		12,338
Total assets	$	**496,037**	$	**467,615**
Liabilities and Stockholders' Equity				
Liabilities				
Operating lease liability	$	13,593	$	15,829
Intercompany payables, net [1]		9,300		16,865
Accrued expenses		15,446		18,055
Total liabilities	$	**38,339**	$	**50,749**
Stockholders' Equity				
Preferred stock: $0.001 par value, 100,000,000 shares authorized, none issued or outstanding	$	—	$	—
Common stock: $0.001 par value, 200,000,000 shares authorized, 37,255,838 and 36,756,187 shares issued and outstanding, respectively		37		37
Additional paid-in capital		389,693		382,239
Accumulated other comprehensive income (loss), net of tax		(27,750)		(26,073)
Retained earnings		95,718		60,663
Total stockholders' equity		**457,698**		**416,866**
Total liabilities and stockholders' equity	$	**496,037**	$	**467,615**

(1) Eliminated in consolidation.

TIPTREE INC.
PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(All amounts in thousands)	For the Year Ended December 31,		
	2024	2023	2022
Operating Activities:			
Net income (loss) attributable to Tiptree Inc. common stockholders	**$ 53,367**	**$ 13,951**	**$ (8,274)**
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in earnings of subsidiaries[(1)]	(79,371)	(40,386)	(24,778)
Net realized and unrealized (gains) losses	(3,818)	(6,126)	—
Amortization/accretion of premiums and discounts	(890)	(1,899)	—
Depreciation expense	1,451	1,327	805
Deferred provision (benefit) for income taxes	(5,255)	(5,453)	1,048
Non-cash lease expense	1,890	1,970	2,512
Non-cash compensation expense	8,407	5,845	7,093
Net changes in other operating assets and liabilities	(10,803)	13,032	(4,054)
Net cash provided by (used in) operating activities	**(35,022)**	**(17,739)**	**(25,648)**
Investing Activities:			
Purchases of investments	(29,997)	(149,309)	—
Proceeds from sales and maturities of investments	87,901	90,811	—
Net cash flows provided by (used in) provided by investing activities	**57,904**	**(58,498)**	**—**
Financing Activities:			
Net (contributions to) distributions from subsidiaries [(1)]	(29,526)	35,906	99,965
Proceeds from intercompany notes payable [(1)]	—	—	43,281
Repayment of intercompany notes payable [(1)]	(1,500)	(33,281)	—
Cash received for the exercise of warrants	—	—	13,724
Dividends paid	(18,312)	(7,401)	(5,759)
Repurchases of common stock	—	—	(1,727)
Subsidiary RSU exchanges	—	—	(181)
Net cash provided by (used in) financing activities	**(49,338)**	**(4,776)**	**149,303**
Net increase (decrease) in cash and cash equivalents	**(26,456)**	**(81,013)**	**123,655**
Cash and cash equivalents at beginning of period	45,098	126,111	2,456
Cash and cash equivalents at end of period	**$ 18,642**	**$ 45,098**	**$ 126,111**
Cash (received) paid for income taxes	$ (158)	$ (15,708)	$ (155)

(1) Eliminated in consolidation.

Note 1. Basis of Presentation

Tiptree Inc. (together with its consolidated subsidiaries, collectively, Tiptree, the Company, or we) is a Maryland Corporation that was incorporated on March 19, 2007. Tiptree's common stock trades on the Nasdaq Capital Market under the symbol "TIPT." Tiptree is a holding company that combines specialty insurance operations with investment management capabilities. We allocate our capital across our insurance operations and other investments. We classify our business into two reportable segments: Insurance and Mortgage. We refer to our non-insurance operations, assets and other investments, which is comprised of our Mortgage reportable segment and our non-reportable segments and other business activities, as Tiptree Capital.

Pursuant to the terms discussed in Note—(11) Debt, net in the notes to consolidated financial statements, indebtedness of subsidiaries of Tiptree limits that subsidiary's ability to pay dividends or make distribution to Tiptree Inc. In addition, certain other subsidiaries' activities are regulated, or subject to specific restriction on transfers as a result of financing arrangements. As a result of these restrictions, these financial statements of the Registrant have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company's subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company's consolidated net assets as of December 31, 2024.

These financial statements have been prepared on a "parent-only" basis. Under a parent-only presentation, the Parent Company's investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been or omitted. The accompanying financial information should be read in conjunction with the Tiptree Inc. consolidated financial statements and related Notes thereto.

Note 2. Dividends Received

The Company received net distributions of $0, $35,906 and $99,965 for the years ended December 31, 2024, 2023 and 2022, respectively.